As filed with the Securities and Exchange Commission on July 13, 2015

Registration No. 333-202298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Barnes & Noble Education, Inc.

(Exact name of registrant as specified in its Charter)

Delaware	451211	46-0599018
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

120 Mountain View Blvd

Basking Ridge, NJ 07920

(908) 991-2665

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

General Counsel and Corporate Secretary

Barnes & Noble Education, Inc.

120 Mountain View Blvd

Basking Ridge, NJ 07920

(908) 991-2665

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Kris Heinzelman

Andrew R. Thompson

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

(212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one)

Large Accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED JULY 13 , 2015

Barnes & Noble Education, Inc.

Common Stock

(par value $0.01)

This Prospectus is being furnished to you as a stockholder of Barnes & Noble, Inc. (“Barnes & Noble”) in connection with the planned distribution (the “Spin-Off” or the “Distribution”) by Barnes & Noble to its stockholders of all the shares of common stock, par value $0.01 per share (the “Common Stock”), of Barnes & Noble Education, Inc. (the “Company”) held by Barnes & Noble immediately prior to the Spin-Off. Immediately prior to the time of the Distribution, Barnes & Noble will hold 100% of the outstanding shares of Common Stock. On May 1, 2015, we distributed to Barnes & Noble all of the membership interests in NOOK Digital LLC (formerly known as barnesandnoble.com llc), which owns the digital business and which will continue to be owned by Barnes & Noble. At such time, we ceased to own any interest in the digital business.

At the time of the Spin-Off, Barnes & Noble will distribute all the outstanding shares of Common Stock held by it on a pro rata basis to holders of Barnes & Noble’s common stock. Each share of Barnes & Noble’s common stock outstanding as of 5:00 p.m., New York City time, on                     , 2015, the record date for the Spin-Off (the “Record Date”), will entitle the holder thereof to receive 0.632 shares of Common Stock. The Distribution will be made in book-entry form by a distribution agent. Fractional shares of Common Stock will not be distributed in the Spin-Off. The distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each holder (net of any required withholding for taxes applicable to each holder) who would otherwise have been entitled to receive a fractional share in the distribution.

The Spin-Off will be effective after the close of trading on the New York Stock Exchange (the “NYSE”) on                     , 2015 (the “Distribution Date”). Immediately after the Spin-Off, the Company will be an independent publicly-traded company.

Barnes & Noble’s stockholders are not required to vote on or take any other action in connection with the Spin-Off. We are not asking you for a proxy, and we request that you do not send us a proxy. Barnes & Noble stockholders will not be required to pay any consideration for the Common Stock they receive in the Spin-Off, and they will not be required to surrender or exchange their shares of Barnes & Noble’s common stock or take any other action in connection with the Spin-Off.

Barnes & Noble currently owns all the outstanding shares of Common Stock. Accordingly, there is currently no public market for the Common Stock. We anticipate, however, that trading in the Common Stock will begin on a “when-issued” basis as early as two trading days prior to the Record Date for the Distribution and will continue up to and including the Distribution Date. “When-issued” trades generally settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, any “when-issued” trading of the Common Stock will end and “regular-way” trading will begin. The Common Stock has been approved for listing on the NYSE under the symbol “BNED.”

In reviewing this Prospectus, you should carefully consider the matters described in the section titled “Risk Factors” beginning on page 13 of this Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Prospectus is                     , 2015.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

The following questions and answers briefly address some commonly asked questions about the Spin-Off. They may not include all the information that is important to you. We encourage you to read carefully this entire Prospectus and the other documents to which we have referred you. We have included references in certain parts of this section to direct you to a more detailed discussion of each topic presented in this section.

Q:	What is the Spin-Off?

A:	The Spin-Off is the method by which we will separate from Barnes & Noble. In the Spin-Off, Barnes & Noble will distribute to holders of its common stock all the outstanding shares of our Common Stock. Following the Spin-Off, we will be an independent publicly-traded company, and Barnes & Noble will not retain any ownership interest in us.

Q:	Will the number of Barnes & Noble shares of common stock I own change as a result of the Spin-Off?

A:	No, the number of shares of Barnes & Noble common stock you own will not change as a result of the Spin-Off.

Q:	What are the reasons for the Spin-Off?

A:	The Barnes & Noble board of directors considered the following potential benefits in deciding to pursue the Spin-Off:

•	The opportunities and challenges we expect to arise in the immediate future of the Barnes & Noble retail business differ markedly from those of our business. For Barnes & Noble, increasing foot traffic in existing locations, adapting offerings to shifting consumer tastes and patterns and harmonizing the in-store, online and digital experiences will require a fully engaged board of directors and management team that has a different skill set and experience than those required to execute our goals and strategic initiatives. We believe the Spin-Off will enhance the ability of Barnes & Noble and the Company to focus on their respective strategies.

•	Our near-term goals for our business include the expansion of both the scale and the scope of the historic business model and also pursuing growth opportunities more broadly in the education sector, including by enhancing and expanding our digital assets. Achieving these goals will likely require acquisitions or mergers funded, in part, with capital raises and strategic alliances with other companies. Our business will be separate and distinct from Barnes & Noble’s business and, accordingly, we believe that pursuing such growth opportunities will be greatly facilitated with a capital structure that is tailored for the Company’s needs, separate from those of Barnes & Noble.

•	The Spin-Off will establish the Company as an independent publicly traded corporation, which we believe will meaningfully enhance its industry market perception, thereby providing greater growth opportunities for us than our consolidated operation as a division of Barnes & Noble.

Q:	Why is the separation of the Company structured as a spin-off?

A:	Barnes & Noble believes that a tax-free distribution of our Common Stock is the most efficient way to separate our business from Barnes & Noble in a manner that will achieve the above benefits.

Q:	What will I receive in the Spin-Off?

A:

As a holder of Barnes & Noble common stock, you will receive a dividend of 0.632 shares of our Common Stock for every share of Barnes & Noble common stock you hold on the Record Date (as defined below). The distribution agent will distribute only whole shares of our Common Stock in the Spin-Off. See “Questions and Answers About the Spin-Off—How will fractional shares be treated in the Spin-Off?” for

i

more information on the treatment of the fractional share you may be entitled to receive in the Spin-Off. Your proportionate interest in Barnes & Noble will not change as a result of the Spin-Off. For a more detailed description, see “The Spin-Off.”

Q:	What is being distributed to holders of Barnes & Noble common stock in the Spin-Off?

A:	Barnes & Noble will distribute approximately 48.2 million shares of our Common Stock in the Spin-Off, based on the approximately 76.2 million shares of Barnes & Noble common stock outstanding as of the close of business on July 9, 2015 (which total includes the approximately 12.1 million New Barnes & Noble Shares that have been or will be issued by Barnes & Noble prior to the Distribution in connection with the conversion of all outstanding shares of Barnes & Noble’s Senior Convertible Redeemable Series J Preferred Stock (“Series J Preferred Stock”) into shares of Barnes & Noble common stock, as described further under “Summary—Recent Developments”). The actual number of shares of our Common Stock that Barnes & Noble will distribute will depend on the number of shares of Barnes & Noble common stock outstanding on the Record Date. The shares of our Common Stock that Barnes & Noble distributes will constitute all of the issued and outstanding shares of our Common Stock immediately prior to the Spin-Off. For more information on the shares being distributed in the Spin-Off, see “Description of Our Capital Stock—Common Stock.”

Q:	What is the record date for the Distribution?

A:	Barnes & Noble will designate 5:00 p.m., New York City time, on , 2015, which we refer to as the “Record Date”, as the record ownership date for the Distribution.

Q:	When will the Distribution to holders of Barnes & Noble common stock occur?

A:	The Distribution will be effective as of on , 2015, which we refer to as the “Distribution Date.” On or shortly after the Distribution Date, the whole shares of our Common Stock will be credited in book-entry accounts for stockholders entitled to receive those shares in the Distribution. See “Questions and Answers About the Spin-Off—How will Barnes & Noble distribute shares of our Common Stock?” for more information on how to access your book-entry account or your bank, brokerage or other account holding the Common Stock you will receive in the Distribution.

Q:	What do I have to do to participate in the Distribution?

A:	You are not required to take any action, but we urge you to read this Prospectus carefully. Holders of Barnes & Noble common stock on the Record Date will not need to pay any cash or deliver any other consideration, including any shares of Barnes & Noble common stock, in order to receive shares of our Common Stock in the Distribution. No stockholder approval of the Distribution is required. We are not asking you for a vote, and we request that you do not send us a proxy card.

Q:	If I sell my shares of Barnes & Noble common stock on or before the Distribution Date, will I still be entitled to receive shares of the Common Stock in the Distribution?

A:	If you hold shares of Barnes & Noble common stock on the Record Date and decide to sell them on or before the Distribution Date, you may choose to sell your Barnes & Noble common stock with or without your entitlement to our Common Stock. You should discuss these alternatives with your bank, broker or other nominee. See “The Spin-Off—Trading Prior to the Distribution Date” for more information.

Q:	How will Barnes & Noble distribute shares of our Common Stock?

A:

Registered stockholders: If you are a registered stockholder (meaning you own your shares of Barnes & Noble common stock directly through Barnes & Noble’s transfer agent, Computershare), our distribution agent will credit the whole shares of our Common Stock you receive in the Distribution to a new book-entry account with our transfer agent on or shortly after the Distribution Date. Our distribution agent will mail you a book-entry account statement that reflects the number of whole shares of our Common Stock you own. You will be able to access information regarding your book-entry account holding our Common Stock at Computershare.

“Street name” or beneficial stockholders: If you own your shares of Barnes & Noble common stock beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our Common Stock you receive in the Distribution on or shortly after the Distribution Date. Please contact your bank, broker or other nominee for further information about your account.

We will not issue any physical stock certificates to any stockholders, even if requested. See “The Spin-Off—When and How You Will Receive Company Common Stock” for a more detailed explanation.

Q:	How will fractional shares be treated in the Distribution?

A:	The distribution agent will not distribute any fractional shares of our Common Stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Barnes & Noble stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and “when-issued” trades will generally settle within four trading days following the Distribution Date. See “Questions and Answers About the Spin-Off—How will the Common Stock trade?” for additional information regarding “when-issued” trading and “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation of the treatment of fractional shares.

Q:	What are the U.S. federal income tax consequences to me of the Distribution?

A:	For U.S. federal income tax purposes, no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences of the Spin-Off”) as a result of the Distribution, except with respect to any cash received by Barnes & Noble stockholders in lieu of fractional shares. In addition, the aggregate tax basis of the Barnes & Noble common stock and our Common Stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the Barnes & Noble common stock held by the U.S. Holder immediately before the Distribution, allocated between the Barnes & Noble common stock and our Common Stock in proportion to their relative fair market values on the Distribution Date (subject to certain adjustments).

See “Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information regarding the potential tax consequences to you of the Spin-Off.

Q:	Does the Company intend to pay cash dividends?

A:	Following the Spin-Off, we do not anticipate paying any dividends on our Common Stock in the foreseeable future. See “Dividend Policy” for more information.

Q:	How will the Common Stock trade?

A:	Currently, there is no public market for our Common Stock. Our Common Stock has been approved for listing on the NYSE under the symbol “BNED.”

We anticipate that trading in our Common Stock will begin on a “when-issued” basis as early as two trading days prior to the Record Date for the Distribution and will continue up to and including the Distribution Date. “When-issued” trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed.

“When-issued” trades generally settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, any “when-issued” trading of our Common Stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the trade. See “The Spin-Off—Trading Prior to the Distribution Date” for more information. We cannot predict the trading prices for our Common Stock before, on or after the Distribution Date.

Q:	Will the Spin-Off affect the trading price of my Barnes & Noble common stock?

A:	We expect the trading price of shares of Barnes & Noble common stock immediately following the Spin-Off to be lower than immediately prior to the Spin-Off because the trading price will no longer reflect the value of Barnes & Noble Education, Inc. and our subsidiaries. Furthermore, until the market has fully analyzed the value of Barnes & Noble without the Company, the trading price of shares of Barnes & Noble common stock may fluctuate. We cannot assure you that, following the Spin-Off, the combined trading prices of the Barnes & Noble common stock and our Common Stock will equal or exceed what the trading price of Barnes & Noble common stock would have been in the absence of the Spin-Off. It is possible that after the Spin-Off, the combined equity value of Barnes & Noble and the Company will be less than Barnes & Noble’s equity value before the Spin-Off.

Q:	Do I have appraisal rights in connection with the Spin-Off?

A:	No. Holders of Barnes & Noble common stock are not entitled to appraisal rights in connection with the Spin-Off.

Q:	Who is the transfer agent and registrar for the Common Stock?

A:	Computershare is the transfer agent and registrar for the Common Stock.

Q:	Are there risks associated with owning shares of the Common Stock?

A:	Yes. Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent publicly-traded company. Accordingly, you should read carefully the information set forth in the section titled “Risk Factors” in this Prospectus.

Q:	Are there any conditions to completing the Spin-Off?

A:	Yes. The Spin-Off is conditional upon a number of matters, including the authorization and approval of the board of directors of Barnes & Noble, the consent of the lenders to Barnes & Noble under its existing credit agreement and the declaration of effectiveness of our Registration Statement on Form S-1, of which this Prospectus is a part, by the Securities and Exchange Commission. See “Summary of the Spin-Off— Conditions to the Spin-Off” for a more detailed explanation of the conditions to completing the Spin-Off.

Q:	Could there be any other classes of capital stock of the Company outstanding after the Spin-Off?

A:	No. After giving effect to the Spin-Off, the only class of our capital stock then outstanding will be our Common Stock

Q:	What is happening to the NOOK digital business?

A:	On May 1, 2015, the NOOK digital business was transferred to Barnes & Noble. Therefore, the digital business will continue to be owned by Barnes & Noble after the Spin-Off.

Q:	Where can I get more information?

A:	Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact:

Investor Relations

Barnes & Noble, Inc.

122 Fifth Avenue

New York, New York 10011

Andy Milevoj

amilevoj@bn.com

After the Spin-Off, if you have any questions relating to the Company, you should contact:

Investor Relations

Barnes & Noble Education, Inc.

120 Mountain View Blvd.

Basking Ridge, NJ 07920

Thomas D. Donohue

tdonohue@bncollege.com

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SUMMARY

This summary of certain information contained in this Prospectus may not include all the information that is important to you. To understand fully and for a more complete description of the terms and conditions of the Spin-Off, you should read this Prospectus in its entirety and the documents to which you are referred. See “Where You Can Find More Information.”

In this Prospectus, unless the context otherwise requires:

•	“Barnes & Noble” refers to Barnes & Noble, Inc. and its consolidated subsidiaries other than, for all periods following the Spin-Off, Barnes & Noble Education, Inc.,

•	“Company,” “we,” “our” and “us” refer to Barnes & Noble Education, Inc. and its consolidated subsidiaries,

•	“our business” and “the college business” refers to our college bookstore business operated through our subsidiary Barnes & Noble College Booksellers, LLC, and

•	The “NOOK digital business” and “digital business” refer to our historical digital business that is operated through NOOK Digital LLC (formerly known as barnesandnoble.com llc) but prior to the Spin-Off will no longer be owned by us.

•	Our fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. “Fiscal 2015” means the 52 weeks ended May 2, 2015, “Fiscal 2014” means the 53 weeks ended May 3, 2014, “Fiscal 2013” means the 52 weeks ended April 27, 2013, “Fiscal 2012” means the 52 weeks ended April 28, 2012, and “Fiscal 2011” means the 52 weeks ended April 30, 2011.

•	Any reference to our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws give effect to the proposed amendments thereto which will not become effective until immediately prior to the Distribution.

Unless otherwise indicated, market and industry information contained in this Prospectus is based on information provided by the National Association of College Stores (NACS) and management estimates of market shares.

Overview

On February 26, 2015, Barnes & Noble announced plans for the complete legal and structural separation of the Company from Barnes & Noble. Barnes & Noble will distribute all of our Common Stock to Barnes & Noble’s common stockholders. Thereupon, we will be an independent publicly traded company.

Our Company

We are one of the largest contract operators of bookstores on college and university campuses in the United States. We create and operate campus stores that are focal points for college life and learning, enhancing the educational mission of the institution, enlivening campus culture and delivering an important revenue stream to our partner colleges and universities. We typically operate our stores under multi-year management service agreements granting us the right to operate the official bookstore on campus. In turn, we pay the school a percentage of store sales and, in certain cases, a minimum fixed guarantee.

As of May 2, 2015, we operated 724 stores nationwide, which reach 24% of the total United States college and university student enrolled population. Our stores are operated under 453 contracts, some of which cover multiple store locations, and 154 of our college and university affiliated bookstores are co-branded with the

Barnes & Noble name. We build relationships and derive sales by actively engaging and marketing to over 5 million students and their faculty on the campuses we serve and offer a full assortment of items in our campus stores, including course-related materials, which include new and used print textbooks and digital textbooks, all of which are available for sale or rent, emblematic apparel and gifts, trade books, computer products, school and dorm supplies, convenience and café items and graduation products. We are a multi-channel marketer, and our largest growth area is sales through the school-branded e-commerce sites we operate for each store, allowing students and faculty to purchase textbooks, course materials and other products online.

* Organizational charts show our simplified capital structure, giving effect to the distribution of the digital business and the Spin-Off. Barnes & Noble Education, Inc. was formerly known as NOOK Media Inc. NOOK Digital LLC was formerly known as barnesandnoble.com llc.

Market Opportunity

We are positioned for growth based on both the strength of the current traditional campus bookstore business and current competitive dynamics in the market for digital distribution of course materials.

•	A Majority of Traditional Campus Bookstores Have Yet to be Outsourced: Approximately 52% of college and university affiliated bookstores in the United States are operated by their respective institutions. This presents a significant opportunity to increase market share and to continue to expand our store footprint.

•	Third-Party Operators Are Better Able to Manage the Increasingly Complex Operations of Campus Bookstores: It takes an increasing amount of technological and operational expertise to operate a modern campus bookstore that meets the needs of today’s students and faculty. As the delivery of educational materials continues to evolve, driven in large part by the growth of rentals and digital content, during the current fiscal year there has been an increasing trend towards outsourcing of bookstore operations to third party operators (including operators who have not traditionally operated campus bookstores).

•	Direct Relationship with a Coveted Demographic: Due to their disproportionate impact on trendsetting and early adoption, marketing to college students is important for many brands as they seek more effective methods of engaging this audience. The importance of this demographic provides a significant opportunity to further monetize our direct relationship with more than 5 million students, both during and beyond their college years.

•	Increased Use of Online and Digital Platforms: Students and faculty are increasingly relying on online and digital platforms as a means to discover, consume and share educational content. We benefit from our direct relationship with students and faculty and expect the adoption of our developing YuzuTM digital education platform and its innovative solutions to increase significantly as students and faculty become more reliant on online and digital platforms.

•	Ability to Deliver Non-Traditional Educational Content: Rising educational costs and changing market dynamics are driving demand for non-traditional educational content, including online coursework and supplemental materials. We believe our experience, understanding of customer needs and trends and strong customer and publisher relationships position us well to meet this demand.

•	Highly-Fragmented Educational Content Market Presents Opportunity for Consolidation: As the market for educational content evolves, we believe there will be a significant opportunity to increase our market share.

Our National Campus Footprint

Beyond the anticipated growth of the traditional campus bookstore business, we have made, and will continue to make, significant investments in digital education, including the launch of YuzuTM, our digital education platform that provides access to a wide range of rich, engaging content, including one of the largest catalogs of digital textbooks and consumer titles applicable to the higher education market.

Our Ecosystem

We leverage our physical bookstores, e-commerce sites and digital platform to serve and interact with the key constituents in our business ecosystem.

We work with colleges and universities to transform the campus bookstore into a destination that enhances social and academic experiences. We offer students a customized retail experience, including, we believe, the largest inventory of used and rental titles, as well as a number of other affordable textbook solutions, including digital textbooks and our Flexible Course Fee Solution. We also operate and manage our schools’ websites for course materials and general merchandise which includes emblematic apparel and gifts and school supplies. We provide faculty with valuable tools, resources and insights that allow them to gain a deeper understanding of student needs and higher education trends. We also offer over 7,000 publishers access to one of the largest distribution networks of college education materials in the United States, which includes access to YuzuTM, the next generation digital content distribution platform that we are developing.

Strengths

We are more than just a provider of course materials and merchandise; we work as a true partner with colleges and universities, acting as a valuable support system for students and faculty. We deliver an attractive retail and digital learning experience driven by innovation, advanced technologies and a deep understanding of the evolving needs and behaviors of our customers. We believe our competitive strengths to be:

•	Large Footprint with Well-Recognized Brand: We are one of the largest operators of bookstores on college and university campuses in the United States, with 724 stores in 42 states and the District of Columbia as of May 2, 2015, which reach 24% of the total United States college and university student enrolled population. Our brand, Barnes & Noble, is virtually synonymous with bookselling, and we believe it is one of the most widely recognized and respected brands in the United States. Our large footprint and well-known brand not only support our marketing efforts to universities, students and faculty but it is also important for leading publishers who value and rely on us as one of their primary distribution channels.

•

Stable, Long-Term Contracts: We operate our stores under management contracts with colleges and universities that are typically for five year terms with renewal options. From Fiscal 2013 through Fiscal 2015, 93% of these contracts were renewed or extended, often before their termination dates. In addition, these contracts are financially beneficial to us as we typically pay the college or university a percentage of our sales, including certain contracts with minimum guarantee payments. Therefore, the occupancy costs for each space are primarily a function of how successful each store is. This arrangement is also beneficial to the colleges and universities, providing them with an incentive to encourage their students and faculty to shop at our affiliated stores.

•	Well-Established Relationships: We have strong partnerships with college and university administrators, which are reflected by our average relationship tenure of 15 years. We generate value for our college and university partners, and our relationships are supported by innovative engagement programs and educational initiatives together with a decentralized management structure that empowers local teams to make decisions based on the local campus needs and foster collaborative working relationships. We have long term relationships with over 7,000 publishers as well as a unique strategic partnership with Pearson Education, Inc., the largest publisher of higher educational course material. In addition, our stores serve as social hubs for over 5 million students and their faculty that we serve, allowing us to forge deep customer relationships and incorporate systems that seamlessly link bookstore technology with most student and faculty facing platforms.

•	Attractive Business Model: We have a flexible business model with excellent visibility based on a deep understanding of our customers and their needs, minimal sensitivity to the economic cycle and ability to typically achieve profitability within the first year of operation. As the official, contracted provider for bookstore services, we have an established position with direct access to the students and faculty on the campuses we serve. This translates into relatively modest customer acquisition costs and high customer conversion and retention rates, unlike an online-only competitor that typically invests millions of dollars to gain access to its target customers, and then increases its customer retention costs to convert and retain those customers. Millennials (born between 1981 and 2000) are our core student customer, representing over $170 billion of purchasing power per year, according to comScore, and are just forming brand loyalties.

•	Agile Technologies: Our highly-adaptable technology platforms allow us to effectively address the ever-changing landscape of course materials and formats and to be responsive to emerging sales trends and changing customer behaviors.

•	Track Record of Innovation: Our flexible research channels help us stay ahead of the rapidly changing needs and behaviors of our customers and proactively respond with dynamic solutions to the needs of the customer constituency we serve. This commitment fuels our innovation and leadership in areas such as digital education with YuzuTM, affordable course materials and student engagement.

•	Seasoned Management Team: We have an experienced senior management team with a proven track record, an expertise in college bookstore outsourcing and content distribution and demonstrated marketing and retail operational expertise.

Strategies

Our primary business strategies to grow our business are as follows:

•	Increase Sales at Existing Bookstores: We intend to increase sales at our existing bookstores through new product offerings, enhanced marketing efforts using mobile and other technologies, increased local social and promotional offerings and expanded sales channels to both new customers and alumni. We expect sales growth at our existing bookstores will be a driver for growth in our business.

•

Increase Market Share with New Accounts: Historically, new store openings have been an important driver of growth in our business. For example, we increased our number of stores from 636 at the beginning of Fiscal 2012 to 724 as of May 2, 2015. Looking forward, approximately 52% of college and university affiliated bookstores in the United States are operated by their respective institutions.

Moreover, we operate bookstores representing only 18% of all college and university affiliated bookstores in the United States. As more and more universities decide to outsource the management of their bookstores, we intend to aggressively pursue these opportunities and bid on these contracts. Based on the continuing trend towards outsourcing in the campus bookstore market, we expect awards of new accounts resulting in new store openings will continue to be an important driver of future growth in our business. We are in a unique position to offer academic superstores to colleges and universities.

•	Grow digital sales by accelerating marketing, product development efforts and the acquisition of content to support the YuzuTM digital education product: YuzuTM, our digital education platform, offers not only electronic reading and note-taking functionality but also engaging supplemental content that we provide in conjunction with strategic publisher partners. Accelerating our product development and content acquisition efforts for YuzuTM will enable us to access the growing educational technology market on a national level by leveraging our existing campus relationships with faculty and students. We believe that as textbooks continue to convert to digital and students and faculty demand increased functionality and content from their online platforms, the digital solutions we offer through YuzuTM will help grow digital sales both on a school-by-school basis in the institutions we serve and on a national basis.

•	Expand opportunities through acquisitions and strategic partnerships: We believe that acquisitions and strategic partnerships will be a pillar of our growth strategy in the future. We intend to pursue strategic relationships with companies that enhance our educational services or distribution platform or that create compelling content offerings. For example, our recently announced strategic investment in Flashnotes.com, an online marketplace for college students to buy and sell student created, course-specific study materials, aligns with one of the key objectives of the separation, which is to pursue opportunities in the growing educational services market. We will promote Flashnotes.com at partner schools to help improve academic outcomes and drive the power of peer to peer learning. We may also expand our current suite of digital content offerings and platform through acquisitions, internal or third party software development and strategic partnerships. Expansion into new educational verticals and markets, such as K-12, vocational and international markets, will be opportunistically evaluated.

Our History

On September 30, 2009, Barnes & Noble acquired Barnes & Noble College Booksellers, LLC from Leonard and Louise Riggio. From that date until October 4, 2012, Barnes & Noble College Booksellers, LLC was owned by Barnes & Noble Booksellers, Inc. In July 2012, NOOK Media Inc. was incorporated to hold Barnes & Noble’s college and digital businesses. On October 4, 2012, Microsoft Corporation (“Microsoft”) acquired a 17.6% preferred membership interest in our subsidiary NOOK Media LLC (the “LLC”), and through us, Barnes & Noble continued to own 82.4% of the businesses.

On January 22, 2013, Pearson Education, Inc. (“Pearson”) acquired a 5% preferred membership interest in the LLC, entered into a commercial agreement with the LLC relating to the college business and received warrants to purchase an additional preferred membership interest in the LLC.

On December 4, 2014, we re-acquired Microsoft’s interest in the LLC in exchange for cash and common stock of Barnes & Noble. On December 22, 2014, we also re-acquired Pearson’s interest in the LLC and the related warrants for cash and Barnes & Noble common stock. In connection with these transactions, Barnes & Noble entered into contingent payment agreements with Microsoft and Pearson providing for additional payments to them upon the occurrence of certain events, including upon a sale of the digital business. As a result of these transactions, Barnes & Noble owns, and expects to own prior to the Spin-Off, 100% of our stock.

In February 2015, we changed our name from NOOK Media Inc. to Barnes & Noble Education, Inc. and the LLC’s name to B&N Education, LLC.

On May 1, 2015, we distributed to Barnes & Noble all of the membership interests in NOOK Digital LLC (formerly known as barnesandnoble.com llc), which owns the digital business and which will continue to be owned by Barnes & Noble. At such time, we ceased to own any interest in the digital business.

Recent Developments

On June 5, 2015, Barnes & Noble entered into conversion agreements with certain beneficial owners of the Series J Preferred Stock, pursuant to which such beneficial owners agreed to convert an aggregate of 103,995 shares of Series J Preferred Stock into 6,117,342 shares of Barnes & Noble common stock (the “Voluntary Conversion”). The Voluntary Conversion took place on July 9, 2015, at which time the 103,995 shares of Series Preferred Stock subject to the Voluntary Conversion were retired by Barnes & Noble.

On July 10, 2015, Barnes & Noble gave notice of its exercise of the right to force the conversion of all 100,005 remaining outstanding shares of Series J Preferred Stock into approximately 6.0 million shares of Barnes & Noble common stock (the “Forced Conversion”). The Forced Conversion will take place on July 24, 2015, at which time such remaining 100,005 shares of Series J Preferred Stock subject to the Forced Conversion will be retired.

The Voluntary Conversion and the Forced Conversion, representing together the conversion of all outstanding shares of Series J Preferred Stock into Barnes & Noble common stock, are referred to in this Prospectus as the “Conversions”. The approximately 12.1 million shares of Barnes & Noble common stock issued or to be issued in connection with the Conversions are referred to in this Prospectus as the “New Barnes & Noble Shares”.

Other Information

We are a Delaware corporation. Our principal executive offices are located at 120 Mountain View Blvd., Basking Ridge, NJ 07920. Our telephone number is (908) 991-2665. Our website address is www.bncollege.com, but after the Spin-Off, information relevant to investors may be accessed at www.bned.com. Information contained on, or connected to, our website or Barnes & Noble’s website does not and will not constitute part of this Prospectus or the Registration Statement on Form S-1 of which this Prospectus is a part.

Summary of the Spin-Off

Distributing Company	Barnes & Noble, Inc., a Delaware corporation, which holds all of our Common Stock issued and outstanding prior to the Distribution. After the Distribution, Barnes & Noble will not own any shares of our Common Stock or our preferred stock.

Distributed Company	Barnes & Noble Education, Inc., a Delaware corporation and a wholly owned subsidiary of Barnes & Noble. At the time of the Distribution, we will hold, directly or through our wholly owned subsidiaries, the assets and liabilities of the college business. After the Distribution, we will be an independent publicly traded company.

Distributed Securities	All of the shares of our Common Stock owned by Barnes & Noble, which will be 100% of our Common Stock issued and outstanding immediately prior to the Distribution. Based on the approximately 76.2 million shares of Barnes & Noble common stock outstanding as of the close of business on July 9, 2015 (after giving effect to the New Barnes & Noble Shares), and applying the Distribution Ratio of 0.632 shares of Common Stock for every share of Barnes & Noble common stock, approximately 48.2 million shares of our Common Stock will be distributed. The actual number of shares of our Common Stock distributed will depend on the number of shares of Barnes & Noble common stock outstanding on the Record Date.

Record Date	The Record Date is 5:00 p.m., New York City time, on , 2015.

Distribution Date	The Distribution Date is , 2015.

Distribution Ratio	Each holder of Barnes & Noble common stock will receive 0.632 shares of our Common Stock for every share of Barnes & Noble common stock it holds on the Record Date. The distribution agent will distribute only whole shares of our Common Stock in the Spin-Off. See “The Spin-Off—Treatment of Fractional Shares” for more detail. Please note that if you sell your shares of Barnes & Noble common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our Common Stock to be distributed in respect of the Barnes & Noble shares that you sold. See “The Spin-Off—Trading Prior to the Distribution Date” for more detail.

The Distribution

On the Distribution Date, Barnes & Noble will release the shares of our Common Stock to the distribution agent to distribute to Barnes & Noble stockholders. Barnes & Noble will distribute our shares in book-entry form, and thus we will not issue any physical stock certificates. We expect that it will take the distribution agent up to two weeks to electronically issue shares of our Common Stock to you or your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your shares of Barnes & Noble common stock or take any other action to receive your shares of our Common Stock.

Fractional Shares	The distribution agent will not distribute any fractional shares of our Common Stock to Barnes & Noble stockholders. Instead, the distribution agent will first aggregate fractional shares into whole shares, then sell the whole shares in the open market at prevailing market prices on behalf of Barnes & Noble stockholders entitled to receive a fractional share, and finally distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). See “The Spin-Off—Treatment of Fractional Shares” for more detail. If you receive cash in lieu of fractional shares, you will not be entitled to any interest on the payments. The cash you receive in lieu of fractional shares generally will, for U.S. federal income tax purposes, be taxable as described under “Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Conditions to the Spin-Off	The Spin-Off is subject to the satisfaction, or the Barnes & Noble board of directors’ waiver, of the following conditions:

•	the Barnes & Noble board of directors shall have authorized and approved the Spin-Off and not withdrawn such authorization and approval, and shall have declared the dividend of our Common Stock to Barnes & Noble stockholders;

•	the Separation Agreement and the ancillary agreements contemplated by the Separation Agreement shall have been executed by each party thereto;

•	we shall have entered into a credit facility and any other financing we determine to be necessary or advisable, in each case, on terms and conditions acceptable to us;

•	Barnes & Noble shall have obtained an amendment to or replacement of its Credit Agreement, dated April 29, 2011, among Barnes & Noble, Bank of America, N.A., as administrative agent, collateral agent and swing line lender and other lenders party thereto (the “B&N Credit Facility”) permitting the Spin-Off;

•	the Securities and Exchange Commission (the “SEC”) shall have declared effective our Registration Statement on Form S-1, of which this Prospectus is a part, under the Securities Act of 1933, as amended (the “Securities Act”), and no stop order suspending the effectiveness of our Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•	our Common Stock shall have been accepted for listing on the NYSE or another national securities exchange approved by Barnes & Noble, subject to official notice of issuance;

•	Barnes & Noble shall have received the written opinions of Cravath, Swaine & Moore LLP and KPMG LLP, which shall remain in full force and effect, that, subject to the accuracy of and compliance with certain representations, warranties and covenants, the Spin-Off will qualify for non-recognition of gain and loss to Barnes & Noble and its stockholders;

•	the Barnes & Noble board of directors shall have received a solvency opinion from a financial advisor, in form and substance acceptable to the board of directors, which shall opine that, among other things and subject to certain customary qualifications and assumptions, immediately prior to and after giving effect to the Spin-Off, the Company and Barnes & Noble will each be solvent;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Spin-Off shall be in effect, and no other event outside the control of Barnes & Noble shall have occurred or failed to occur that prevents the consummation of the Spin-Off;

•	no other events or developments shall have occurred prior to the Distribution Date that, in the judgment of the Barnes & Noble board of directors, would result in the Spin-Off having a material adverse effect on Barnes & Noble or its stockholders;

•	prior to the Distribution Date, this Prospectus shall have been mailed to the holders of Barnes & Noble common stock;

•	Barnes & Noble shall have duly elected the individuals to be listed as members of our post-Spin-Off board of directors in this Prospectus, and such individuals shall be the members of our board of directors, which we refer to as our “Board,” immediately after the Spin-Off; provided that our current directors shall appoint at least one independent director to serve on our Board and Audit and Finance Committee prior to the date on which “when-issued” trading of our Common Stock commences;

•	immediately prior to the Distribution Date, our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, each in substantially the form filed as an exhibit to the Registration Statement on Form S-1, of which this Prospectus is a part, shall be in effect; and

•	Barnes & Noble shall have received a certificate signed by our Chief Financial Officer, dated as of the Distribution Date, certifying the satisfaction of certain conditions.

The fulfillment of the foregoing conditions will not create any obligation on the part of Barnes & Noble to effect the Spin-Off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our Common Stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Spin-Off. Barnes & Noble has the right not to complete the Spin-Off if, at any time, the Barnes & Noble board or directors determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Barnes & Noble or its stockholders or is otherwise not advisable. For a more detailed description, see “The Spin-Off—Conditions to the Spin-Off.”

Trading Market and Symbol	Our Common Stock has been approved for listing on the NYSE under the symbol “BNED.” We anticipate that, as early as two trading days prior to the Record Date, trading of shares of our Common Stock will begin on a “when-issued” basis and will continue up to and including the Distribution Date, and we expect that “regular-way” trading of our Common Stock will begin the first trading day after the Distribution Date.

We also anticipate that, as early as two trading days prior to the Record Date, there will be two markets in Barnes & Noble common stock: (i) a “regular-way” market on which shares of Barnes & Noble common stock will trade with an entitlement for the purchaser of Barnes & Noble common stock to receive shares of our Common Stock to be distributed in the Distribution, and (ii) an “ex-distribution” market on which shares of Barnes & Noble common stock will trade without an entitlement for the purchaser of Barnes & Noble common stock to receive shares of our Common Stock. See “The Spin-Off—Trading Prior to the Distribution Date.”

Tax Consequences to Barnes & Noble Stockholders	For U.S. federal income tax purposes, no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences of the Spin-Off”) as a result of the Distribution, except with respect to any cash received in lieu of a fractional share. In addition, the aggregate tax basis of the Barnes & Noble common stock and our Common Stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the Barnes & Noble common stock held by the U.S. Holder immediately before the Distribution, allocated between the Barnes & Noble common stock and our Common Stock in proportion to their relative fair market values on the date of the Distribution (subject to certain adjustments). See “Material U.S. Federal Income Tax Consequences of the Spin-Off.”

We urge you to consult your tax advisor as to the specific tax consequences of the Distribution to you, including the effect of any U.S. federal, state, local or foreign tax laws and of changes in applicable tax laws.

Relationship with Barnes & Noble after the Spin-Off	We intend to enter into several agreements with Barnes & Noble related to the Spin-Off, which will govern the relationship between Barnes & Noble and us up to and after completion of the Spin-Off and allocate between Barnes & Noble and us various assets, liabilities, rights and obligations. These agreements include:

•	a Separation Agreement that will set forth Barnes & Noble’s and our agreements regarding the principal actions that both parties will take in connection with the Spin-Off and aspects of our relationship following the Spin-Off;

•	a Transition Services Agreement pursuant to which Barnes & Noble and we will provide each other specified services on a transitional basis to help ensure an orderly transition following the Spin-Off;

•	a Tax Matters Agreement that will govern the respective rights, responsibilities and obligations of Barnes & Noble and us after the Spin-Off with respect to all tax matters and will include restrictions to preserve the tax-free status of the Spin-Off;

•	an Employee Matters Agreement that will address employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities arising out of employee compensation and benefits programs in which our employees participated prior to the Spin-Off; and

•	a Trademark License Agreement pursuant to which Barnes & Noble will grant us an exclusive license to use in our business certain licensed trademarks and a non-exclusive license to use in our business other licensed trademarks.

We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Barnes & Noble,” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

Dividend Policy	Following the Spin-Off, we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. See “Dividend Policy” for more information.

Transfer Agent	Computershare.

Risk Factors	Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent publicly-traded company. Accordingly, you should read carefully the information set forth under “Risk Factors.”

RISK FACTORS

You should carefully consider all of the information in this Prospectus and each of the risks described below, which we believe are the principal risks that we face. Some of the risks relate to our business, others to the Spin-Off. Some risks relate principally to the securities markets and ownership of our Common Stock. The risks and uncertainties described below are not the only ones faced by us. Additional risks and uncertainties not presently known or that are currently deemed immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows and the trading price of our Common Stock could be materially adversely affected.

Risks Relating to Our Business

We face significant competition in our business, and we expect such competition to increase.

The market for course materials, including textbooks and supplemental materials, is intensely competitive and subject to rapid change. We are experiencing growing competition from alternative media and alternative sources of textbooks and course-related materials, such as websites that sell textbooks, eBooks, digital content and other merchandise directly to students; online resources; publishers bypassing the bookstore distribution channel by selling directly to students and educational institutions; print-on-demand textbooks; textbook rental companies; and student-to-student transactions over the Internet. We also have competition from other college bookstore operators and educational content providers, including Follett Corporation, a contract operator of campus bookstores, which recently acquired Nebraska Book Company, a contract operator of on-campus and off-campus bookstores; Amazon.com, an e-commerce operator and a provider of contract services to colleges and universities, BBA Solutions, a college textbook retailer; Chegg.com, an online textbook rental company; CourseSmart, a digital course materials provider; Akademos, a virtual bookstore and marketplace for academic institutions; Rafter, a course materials management solution for higher educational institutions; bn.com, the e-commerce platform of Barnes & Noble and MBS Direct, an online bookstore provider; providers of eTextbooks, such as Apple iTunes, CourseSmart, Blackboard, Rafter and Google; and various private textbook rental websites. In addition, Amazon, Akademos and Rafter have recently begun to develop relationships with colleges and universities to provide online bookstore solutions. Many students purchase from multiple textbook providers, are highly price sensitive and can easily shift spending from one provider or format to another. As a consequence, in addition to being competitive in the service we provide to our customers, our textbook business faces significant price competition. Some of our competitors have adopted, and may continue to adopt, aggressive pricing policies and devote substantial resources to marketing, website and systems development. In addition, a variety of business models are being pursued for the provision of print textbooks, some of which may be more profitable or successful than our business model.

We may not be able to enter into new contracts and contracts for existing or additional college and university affiliated bookstores may not be profitable.

An important part of our business strategy is to expand sales for our college bookstore operations by being awarded additional contracts to manage bookstores for colleges and universities. Our ability to obtain those additional contracts is subject to a number of factors that we are not able to control. In addition, the anticipated strategic benefits of new and additional college and university bookstores may not be realized at all or may not be realized within the time frames contemplated by management. In particular, contracts for additional managed stores may involve a number of special risks, including adverse short-term effects on operating results, diversion of management’s attention and other resources, standardization of accounting systems, dependence on retaining, hiring and training key personnel, unanticipated problems or legal liabilities, and actions of our competitors and customers. Because certain terms of any contract are generally fixed for the initial term of the contract and involve judgments and estimates that may not be accurate, including for reasons outside of our control, we have contracts that are not profitable and may have such contracts in the future. Even if we have the right to terminate a contract, we may be reluctant to do so even when a contract is unprofitable due to, among other factors, the potential effect on our reputation.

We may not be able to successfully retain or renew our managed bookstore contracts on profitable terms.

We face significant competition in retaining existing store contracts and when renewing those contracts as they expire. Our contracts are typically for five years with renewal options but can range from two to 15 years, and most contracts are cancelable by either party without penalty, typically with 120 days’ notice. We may not be successful in retaining our current contracts, renewing our current contracts or renewing our current contracts on terms that provide us the opportunity to improve or maintain the profitability of managing the store.

Our business is dependent on the overall economic environment, college enrollment and consumer spending patterns.

A deterioration of the current economic environment could have a material adverse effect on our financial condition and operating results, as well as our ability to fund our growth and strategic business initiatives. Our business is affected by funding levels at colleges and universities and by changes in enrollments at colleges and universities, changes in student enrollments and lower spending on textbooks and general merchandise. The growth of our business depends on our ability to attract new students and to increase the level of engagement by existing students. To the extent we are unable to attract new students or students spend less generally, our business could be adversely affected.

We face the risk of disruption of supplier relationships and/or supply chain and/or inventory surplus.

The products that we sell originate from a wide variety of domestic and international vendors. During Fiscal 2015, our four largest suppliers accounted for approximately 47% of our merchandise purchased, with the largest supplier accounting for approximately 19% of our merchandise purchased. While we believe that our relationships with our suppliers are good, suppliers may modify the terms of these relationships due to general economic conditions or otherwise.

We do not have long-term arrangements with most of our suppliers to guarantee availability of merchandise, content or services, particular payment terms or the extension of credit limits. If our current suppliers were to stop selling merchandise, content or services to us on acceptable terms, including as a result of one or more supplier bankruptcies due to poor economic conditions, we may be unable to procure the same merchandise, content or services from other suppliers in a timely and efficient manner and on acceptable terms, or at all. In addition, our business is dependent on the continued supply of textbooks. The publishing industry generally has suffered recently due to, among other things, changing consumer preferences away from the print medium and the economic climate. A significant disruption in this industry generally or a significant unfavorable change in our relationships with key suppliers could adversely impact our business. In addition, any significant change in the terms that we have with our key suppliers including, payment terms, return policies, the discount or margin on products or changes to the distribution model of textbooks, could adversely affect our financial condition and liquidity. Furthermore, certain of our merchandise is sourced indirectly from outside the United States. Political or financial instability, merchandise quality issues, product safety concerns, trade restrictions, work stoppages, tariffs, foreign currency exchange rates, transportation capacity and costs, inflation, civil unrest, natural disasters, outbreaks of pandemics and other factors relating to foreign trade are beyond our control and could disrupt our supply of foreign-sourced merchandise.

In addition, we have significantly increased our textbook rental business, offering students a lower cost alternative to purchasing textbooks, which is also subject to certain inventory risks such as textbooks not being resold or re-rented due to delayed returns or poor condition, or faculty members not continuing to adopt or use certain textbooks.

Our business relies on certain key personnel.

Management believes that our continued success will depend to a significant extent upon the efforts and abilities of certain of our key personnel. The loss of the services of any of these key personnel could have a material adverse effect on our business. We do not maintain “key man” life insurance on any of our officers or other employees.

Our business is seasonal.

Our business is seasonal, with sales generally highest in the second and third fiscal quarters, when college students generally purchase textbooks for the upcoming semesters, and lowest in the first and fourth fiscal quarters. Less than satisfactory net sales during our peak fiscal quarters could have a material adverse effect on our financial condition or operating results for the year, and our results of operations from those quarters may not be sufficient to cover any losses that may be incurred in the other fiscal quarters of the year.

Our results also depend on the successful implementation of our strategic initiatives. We may not be able to implement these strategies successfully, on a timely basis or at all.

Our ability to grow depends upon a number of factors, including our ability to implement our strategic initiatives to retain and expand existing customer relationships, acquire new accounts, expand sales channels and marketing efforts, develop and market YuzuTM and other higher education digital products and adapt to changing industry trends. While we believe we have the capital resources, experience, management resources and internal systems to successfully operate our business, we may not be successful in implementing these strategies. Further, even if successfully implemented, our business strategy may not ultimately produce positive results.

We face data security risks with respect to personal information.

Our business involves the receipt, storage, processing and transmission of personal information about customers and employees. We may share information about such persons with vendors and third parties that assist with certain aspects of our business. Also, in connection with our student financial aid platform and the processing of university debit cards, we secure and have access to certain student personal information that has been provided to us by the universities we serve. Our handling and use of personal information is regulated at the international, federal and state levels. Privacy and information security laws, regulations, and standards such as the Payment Card Industry Data Security Standard change from time to time, and compliance with them may result in cost increases due to necessary systems changes and the development of new processes and may be difficult to achieve. If we fail to comply with these laws, regulations and standards, we could be subjected to legal risk. In addition, even if we fully comply with all laws, regulations and standards and even though we have taken significant steps to protect personal information, we could experience a data security breach, and our reputation could be damaged, possibly resulting in lost future sales or decreased usage of credit and debit card products. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. A party that is able to circumvent our security measures could misappropriate our or our users’ proprietary information and cause interruption in our operations. Any compromise of our data security could result in a violation of applicable privacy and other laws or standards, significant legal and financial exposure beyond the scope or limits of insurance coverage, increased operating costs associated with remediation, equipment acquisitions or disposal and added personnel, and a loss of confidence in our security measures, which could harm our business or affect investor confidence. Data security breaches may also result from non-technical means, for example, actions by an employee.

Our business could be impacted by changes in federal, state, local or international laws, rules or regulations.

We are subject to general business regulations and laws relating to all aspects of our business. These regulations and laws may cover taxation, privacy, data protection, our access to student financial aid, pricing and availability of educational materials, competition and/or antitrust, content, copyrights, distribution, college distribution, mobile communications, electronic contracts and other communications, consumer protection, the provision of online payment services, unencumbered Internet access to our services, the design and operation of websites, digital content (including governmental investigations and litigation relating to the agency pricing model for digital content distribution), the characteristics and quality of products and services and employee benefits (including the costs associated with complying with the Patient Protection and Affordable Care Act). Changes in federal, state, local or international laws, rules or regulations relating to these matters could increase our costs of doing business or otherwise impact our business.

Changes in tax laws and regulations might adversely impact our businesses or financial performance.

We collected sales tax on the majority of the products and services that we sold in our respective prior fiscal years that were subject to sales tax, and we generally have continued the same policies for sales tax within the current fiscal year. While management believes that the financial statements included elsewhere in this Prospectus reflect management’s best current estimate of any potential additional sales tax liability based on current discussions with taxing authorities, we cannot assure you that the outcome of any discussions with any taxing authority will not result in the payment of sales taxes for prior periods or otherwise, or that the amount of any such payments will not be materially in excess of any liability currently recorded. In the future, our businesses may be subject to claims for not collecting sales tax on the products and services we currently sell for which sales tax is not collected. In addition, our provision for income taxes and our obligation to pay income tax is based on existing federal, state and local tax laws. Changes to these laws, in particular as they relate to depreciation, amortization and cost of goods sold, could have a significant impact on our income tax provision, our projected cash tax liability, or both.

Our expansion into new products, services and technologies subjects us to additional business, legal, financial and competitive risks.

We may require additional capital in the future to sustain or grow our business. Our gross profits and margins in our newer activities may be lower than in our traditional activities, and we may not be successful enough in these newer activities to recoup our investments in them. In addition, we may have limited or no experience in our newer products and services, and our customers may not adopt our new product or service offerings. Some of these offerings, such as our commercial digital agreement with Pearson, may present new and difficult technological challenges, and we may be subject to claims if customers of these offerings experience service disruptions or failures or other quality issues.

We may not be able to adequately protect our intellectual property rights or may be accused of infringing upon intellectual property rights of third parties.

We regard our trademarks, service marks, copyrights, patents, trade dress, trade secrets, proprietary technology and similar intellectual property as important to our success, and we rely on trademark, copyright and patent law, domain name regulations, trade secret protection and confidentiality or license agreements to protect our proprietary rights, including our use of the Barnes & Noble trademark. Laws and regulations may not adequately protect our trademarks and similar proprietary rights. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or diminish the value of our trademarks and other proprietary or licensed rights.

We may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. The protection of our intellectual property may require the expenditure of significant financial and managerial resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights.

Other parties also may claim that we infringe their proprietary rights. Because of the changes in Internet commerce and digital content businesses, current extensive patent coverage, and the rapid rate of issuance of new patents, it is possible that certain components of our products and business methods may unknowingly infringe existing patents or intellectual property rights of others.

Our digital content offerings depend in part on effective digital rights management technology to control access to digital content. If the digital rights management technology that we use is compromised or otherwise malfunctions, we could be subject to claims, and content providers may be unwilling to include their content in our service.

We do not own the Barnes & Noble trademark and instead rely on a license of that trademark and certain other trademarks, which license imposes limits on what those trademarks can be used to do.

In connection with the Spin-Off, Barnes & Noble will grant to us an exclusive, perpetual, fully paid up, non-transferable and non-assignable license to use the trademarks “Barnes & Noble College,” “B&N College,” “Barnes & Noble Education” and “B&N Education” and the non-exclusive, perpetual, fully paid up, non-transferable and non-assignable license to use the marks “Barnes & Noble,” “B&N” and “BN,” solely in connection with the contract management of college and university bookstores and other bookstores associated with academic institutions and related websites as well as education products and services (including digital education products and services) and related websites. These restrictions may materially limit our ability use the licensed marks in the expansion of our operations in the future. In addition, we are reliant on Barnes & Noble to maintain the licensed trademarks.

We rely on third-party digital content and applications, which may not be available to us on commercially reasonable terms or at all.

We contract with certain third-parties to offer their digital content. Our licensing arrangements with these third-parties do not guarantee the continuation or renewal of these arrangements on reasonable terms, if at all. Some third-party content providers currently or in the future may offer competing products and services, and could take action to make it more difficult or impossible for us to license our content in the future. Other content owners, providers or distributors may seek to limit our access to, or increase the total cost of, such content. If we are unable to offer a wide variety of content at reasonable prices with acceptable usage rules, our business may be materially adversely affected.

Risks Relating to the Spin-Off

The Spin-Off could result in significant tax liability to Barnes & Noble and its stockholders.

The Spin-Off is conditioned on Barnes & Noble’s receipt of written opinions of Cravath, Swaine & Moore LLP and KPMG LLP to the effect that the Distribution will qualify for non-recognition of gain and loss to Barnes & Noble and its stockholders.

These opinions do not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinion assumes that the Spin-Off will be completed according to the terms of the Separation Agreement and rely on the facts as stated in the Separation Agreement, the Tax Matters Agreement, the other ancillary agreements, this Prospectus and a number of other documents. In addition, the opinion is based on certain representations as to factual matters and certain covenants. The opinions cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect.

The opinions are not binding on the Internal Revenue Service (“IRS”) or the courts, and we cannot assure you that the IRS or a court will not take a contrary position.

If the Spin-Off were determined not to qualify for non-recognition of gain and loss, U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our Common Stock in the Spin-Off would generally be treated as receiving a distribution in an amount equal to the fair market value of our Common Stock received, which would generally result in (i) a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Barnes & Noble’s current and accumulated earnings and profits; (ii) a reduction in the U.S. Holder’s basis (but not below zero) in Barnes & Noble common stock to the extent the amount received exceeds the stockholder’s share of Barnes & Noble’s earnings and profits; and (iii) a taxable gain from the exchange of Barnes & Noble common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Barnes & Noble’s earnings and profits and the U.S. Holder’s basis in its Barnes & Noble common stock.

If the Spin-Off were determined not to qualify for non-recognition of gain and loss, then Barnes & Noble would recognize gain in an amount up to the fair market value of our stock held by it immediately before the

Spin-Off. Under certain circumstances, we could have an indemnification obligation to Barnes & Noble with respect to tax on any such gain. See below and “Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information.

We could have an indemnification obligation to Barnes & Noble if the Spin-Off were determined not to qualify for non-recognition treatment.

If, due to any of our covenants in the Tax Matters Agreement being breached, it were determined that the Spin-Off did not qualify for non-recognition of gain and loss, we could be required to indemnify Barnes & Noble for the resulting taxes and related expenses. In addition, Section 355(e) of the Internal Revenue Code of 1986, as amended (the “Code”), generally creates a presumption that the Spin-Off would be taxable to Barnes & Noble, but not to holders, if we or our stockholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Spin-Off, unless it were established that such transactions and the Spin-Off were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Spin-Off were taxable to Barnes & Noble due to such 50% or greater change in the ownership of our stock Barnes & Noble would recognize gain in an amount up to the fair market value of our stock held by it immediately before the Spin-Off, and we generally would be required to indemnify Barnes & Noble for the tax on such gain and related expenses. See “Certain Relationships and Related Party Transactions—Agreements with Barnes & Noble—Tax Matters Agreement” for more information.

We intend to agree to numerous restrictions to preserve the non-recognition treatment of the Spin-Off, which may reduce our strategic and operating flexibility.

We intend to agree in the Tax Matters Agreement to covenants and indemnification obligations that address compliance with Section 355(e) of the Code. These covenants and indemnification obligations may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that might maximize the value of our business, and could discourage or delay a strategic transaction that our stockholders may consider favorable. See “Certain Relationships and Related Party Transactions—Agreements with Barnes & Noble—Tax Matters Agreement” for more information.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

We believe that, as an independent publicly-traded company, we will be able to, among other things, better focus our financial and operational resources on our specific business, implement and maintain a capital structure designed to meet our specific needs, design and implement corporate strategies and policies that are targeted to our business, more effectively respond to industry dynamics and create effective incentives for our management and employees that are more closely tied to our business performance. However, by separating from Barnes & Noble, we may be more susceptible to market fluctuations and have less leverage with suppliers, and we may experience other adverse events. In addition, we may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all. The completion of the Spin-Off will also require significant amounts of our management’s time and effort, which may divert management’s attention from operating and growing our business.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent publicly-traded company, and we may experience increased costs after the Spin-Off.

Barnes & Noble has provided us with various corporate services. Following the Spin-Off, Barnes & Noble will have no obligation to provide us with assistance other than the transition services described under “Certain Relationships and Related Party Transactions—Agreements with Barnes & Noble.” These services do not include every service that we have received from Barnes & Noble in the past, and Barnes & Noble is only obligated to provide these services for limited periods from the date of the Spin-Off. Accordingly, following the Spin-Off, we will need to provide internally or obtain from unaffiliated third parties the services we currently receive from Barnes & Noble. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from Barnes & Noble. We may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently or may incur additional costs. If we fail to obtain the services necessary to operate effectively or if we incur greater costs in obtaining these services, our business, financial condition and results of operations may be adversely affected.

We have no operating history as an independent publicly-traded company, and our historical financial information is not necessarily representative of the results we would have achieved as an independent publicly-traded company and may not be a reliable indicator of our future results.

We derived the historical financial information included in this Prospectus from Barnes & Noble’s consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position we would have achieved as an independent publicly-traded company during the periods presented or those that we will achieve in the future. This is primarily because of the following factors:

•	Prior to the Spin-Off, we operated as part of Barnes & Noble’s broader corporate organization, and Barnes & Noble performed various corporate functions for us. Our historical financial information reflects allocations of corporate expenses from Barnes & Noble for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent publicly-traded company.

•	We will enter into transactions with Barnes & Noble that did not exist prior to the Spin-Off or modify our existing agreements with Barnes & Noble, such as Barnes & Noble’s provision of transition services, which will cause us to incur new costs.

•	Our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from Barnes & Noble, including changes in our cost structure, personnel needs, tax structure, financing and business operations. As part of Barnes & Noble, we enjoyed certain benefits from Barnes & Noble’s operating diversity, size, purchasing power, borrowing leverage and available capital for investments, and we will lose these benefits after the Spin-Off. As an independent entity, we may be unable to purchase goods, services and technologies, such as insurance and health care benefits and computer software licenses or access capital markets on terms as favorable to us as those we obtained as part of Barnes & Noble prior to the Spin-Off.

Following the Spin-Off, we will also be responsible for the additional costs associated with being an independent publicly-traded company, including costs related to corporate governance, investor and public relations and public reporting. In addition, certain costs incurred by Barnes & Noble, including executive oversight, accounting, treasury, tax, legal, human resources, occupancy, procurement, information technology and other shared services, have historically been allocated to us by Barnes & Noble; but these allocations may not reflect the future level of these costs to us as we begin to provide these services ourselves. Therefore, our historical financial statements may not be indicative of our future performance as an independent publicly-traded company. We cannot assure you that our operating results will continue at a similar level when we are an independent publicly-traded company. For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Financial Data”, “Unaudited Pro Forma Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and the notes thereto included elsewhere in this Prospectus.

We may not be able to access the credit and capital markets at the times and in the amounts needed on acceptable terms.

From time to time we may need to access the long-term and short-term capital markets to obtain financing. Although we believe that the sources of capital in place at the time of the Spin-Off will permit us to finance our operations for the foreseeable future on acceptable terms and conditions, we have not previously accessed the capital markets as an independent public company, and our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including our financial performance, our credit ratings or absence thereof, the liquidity of the overall capital markets and the state of the economy. We cannot assure you that we will have access to the capital markets at the times and in the amounts needed or on terms acceptable to us.

Some of our contracts contain provisions requiring the consent of third parties in connection with the Spin-Off. If these consents are not obtained, we may be unable to enjoy the benefit of these contracts in the future.

Some of our contracts contain provisions that require the consent of third parties to the Spin-Off. Failure to obtain such consents on commercially reasonable and satisfactory terms may impair our entitlement to the benefit of these contracts in the future.

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with Barnes & Noble.

We will enter into agreements with Barnes & Noble related to our separation from Barnes & Noble, including the Separation Agreement, Transition Services Agreement, Tax Matters Agreement, the Trademark License Agreement and Employee Matters Agreement, while we are still part of Barnes & Noble. Accordingly, these agreements may not reflect terms that would have resulted from arms-length negotiations between unaffiliated parties. The terms of the agreements being negotiated relate to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations between Barnes & Noble and us. We may have received better terms from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions” for more information.

Risks Relating to our Common Stock and the Securities Market

No market for the Common Stock currently exists, and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off, our stock price may fluctuate significantly.

There is currently no public market for the Common Stock. Our Common Stock has been approved for listing on the NYSE. We anticipate that before the Distribution Date, trading of shares of the Common Stock will begin on a “when-issued” basis and this trading will continue up to and including the Distribution Date. However, an active trading market for the Common Stock may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for stockholders to sell our shares and could lead to our share price being depressed or volatile.

We cannot predict the prices at which the Common Stock may trade after the Spin-Off. The market price of the Common Stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results due to factors related to our businesses;

•	success or failure of our business strategies, including our digital education initiative;

•	our quarterly or annual earnings or those of other companies in our industries;

•	our ability to obtain financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover the Common Stock after the Spin-Off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and the college bookstore industry;

•	overall market fluctuations;

•	results from any material litigation or government investigation;

•	changes in laws and regulations (including tax laws and regulations) affecting our business;

•	changes in capital gains taxes and taxes on dividends affecting stockholders; and

•	general economic conditions and other external factors.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some Barnes & Noble stockholders and, as a result, these Barnes & Noble stockholders may sell their shares of our Common Stock after the Spin-Off. See “Risk Factors—Substantial sales of our Common Stock may occur in connection with the Spin-Off, which could cause our stock price to decline.” Low trading volume for our Common Stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of the Common Stock.

Substantial sales of the Common Stock may occur in connection with the Spin-Off, which could cause our stock price to decline.

Barnes & Noble stockholders receiving shares of Common Stock in the Spin-Off generally may sell those shares immediately in the public market. Although we have no actual knowledge of any plan or intention of any significant stockholder to sell our Common Stock following the Spin-Off, it is likely that some Barnes & Noble stockholders, possibly including some of its larger stockholders, will sell their shares received in the Spin-Off if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or, in the case of index funds, we are not a participant in the index in which they are investing. The sales of significant amounts of our Common Stock or the perception in the market that this will occur may decrease the market price of our Common Stock.

The concentration of our capital stock ownership may limit our stockholders’ ability to influence corporate matters and may involve other risks.

Leonard Riggio, the founder of Barnes & Noble, is currently the beneficial owner of an aggregate of approximately 18.8% of Barnes & Noble’s outstanding common stock as of May 30, 2015 (or approximately 15.8% after giving effect to the New Barnes & Noble Shares). Upon completion of the Spin-Off, it is expected that Leonard Riggio would hold the same percentage of our outstanding Common Stock.

This significant ownership may limit the ability of our other stockholders to influence corporate matters and, as a result we may take actions with which its other stockholders do not agree. In addition, there may be risks related to the relationships Leonard Riggio and other members of the Riggio family have with the various entities with which we have related party transactions.

We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our Common Stock must come from increases in the fair market value and trading price of our Common Stock.

We do not intend to pay cash dividends on our Common Stock in the foreseeable future. We expect to retain future earnings, if any, for reinvestment in our business. Also, any credit agreements, which we may enter into, may restrict our ability to pay dividends. Whether we pay cash dividends in the future will be at the discretion of our Board and will be dependent upon our financial condition, results of operations, cash requirements, future prospects and any other factors our Board deems relevant. Therefore, any return on your investment in our Common Stock must come from increases in the fair market value and trading price of our Common Stock. For more information, see “Dividend Policy.”

Your percentage ownership in the Company may be diluted in the future.

Your percentage ownership in the Company may be diluted in the future because of equity awards that we expect to grant to our directors, officers and other employees. Prior to the Spin-Off, we expect to approve an incentive plan that will provide for the grant of Common Stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments that we may make in the future or as necessary to finance our ongoing operations.

Provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and of Delaware law may prevent or delay an acquisition of the Company, which could affect the trading price of the Common Stock.

Prior to the Spin-Off, we will amend and restate our certificate of incorporation and by-laws. Those amended and restated documents will contain provisions, which together with applicable Delaware law, may discourage, delay or prevent a merger or acquisition that our stockholders consider favorable, including provisions that:

•	divide our Board into three staggered classes of directors that are each elected to three-year terms;

•	prohibit stockholder action by written consent;

•	authorize the issuance of “blank check” preferred stock that could be issued by our Board to increase the number of outstanding shares of capital stock, making a takeover more difficult and expensive;

•	provide that special meetings of the stockholders may be called only by or at the direction of a majority of our Board or the chairman of our Board; and

•	require advance notice to be given by stockholders for any stockholder proposals or director nominations.

In addition, Section 203 of the General Corporation Law of the State of Delaware, or the DGCL, may affect the ability of an “interested stockholder” to engage in certain business combinations, for a period of three years following the time that the stockholder becomes an “interested stockholder”.

These provisions may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of the Company, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their Common Stock at a price above the prevailing market price. See “Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws” for more information.

Our Amended and Restated By-laws will designate courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Amended and Restated By-laws will provide that, subject to limited exceptions, the state and federal courts of the State of Delaware will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, our Amended and Restated Certificate of Incorporation or our Amended and Restated By-laws or (d) any other action asserting a claim that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to these provisions. This provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees.

Alternatively, if a court were to find this provision of our Amended and Restated By-laws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Prospectus contains certain forward-looking statements and information relating to our business that are based on the beliefs of our management as well as assumptions made by and information currently available to our management. When used in this communication, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “forecasts,” “projections,” and similar expressions, as they relate to us or our management, identify forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Such statements reflect our current views with respect to future events, the outcome of which is subject to certain risks, including, among others:

•	general competitive conditions, including actions our competitors may take to grow their businesses;

•	trends and challenges to our business and in the locations in which we have stores;

•	decisions by colleges and universities to outsource their bookstore operations or change the operation of their bookstores;

•	non-renewal of contracts;

•	the general economic environment, college enrollment and consumer spending patterns, including decreases in university spending;

•	decreased consumer demand for our products, low growth or declining sales;

•	disruptions to our computer systems, data lines, telephone systems or supply chain, including the loss of suppliers;

•	changes to payment terms, return policies, the discount or margin on products or other terms with our suppliers;

•	risks associated with data privacy, information security and intellectual property;

•	work stoppages or increases in labor costs;

•	our ability to attract and retain employees;

•	possible increases in shipping rates or interruptions in shipping service, effects of competition;

•	obsolete or excessive inventory;

•	product shortages;

•	our ability to successfully implement our strategic initiatives;

•	the performance of our online, digital and other initiatives, including possible delays in the deployment of, and further enhancements to, YuzuTM and any future higher education digital products;

•	technological changes;

•	risk that digital sales growth is less than expectations and the risk that it does not exceed the rate of investment spend;

•	higher-than-anticipated store closings;

•	changes in law or regulation;

•	the amount of our indebtedness and ability to comply with covenants applicable to any future debt financing;

•	our ability to satisfy future capital and liquidity requirements;

•	our ability to access the credit and capital markets at the times and in the amounts needed and on acceptable terms;

•	adverse results from litigation, governmental investigations or tax-related proceedings or audits;

•	changes in accounting standards;

•	the potential adverse impact on our business resulting from the Spin-Off; and

•	the other risks and uncertainties detailed in the section titled “Risk Factors.”

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, expected, intended or planned. Subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this paragraph. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this Prospectus except to the extent required by law.

THE SPIN-OFF

Background

On February 26, 2015, Barnes & Noble announced plans for the complete legal and structural separation of the Company from Barnes & Noble. Barnes & Noble will distribute all of its equity interest in us, consisting of all of the outstanding shares of our Common Stock, to Barnes & Noble’s stockholders on a pro rata basis. Following the Spin-Off, Barnes & Noble will not own any equity interest in us, and we will operate independently from Barnes & Noble. No approval of Barnes & Noble’s common stockholders is required in connection with the Spin-Off, and Barnes & Noble’s common stockholders will not have any appraisal rights in connection with the Spin-Off.

The Spin-Off is subject to the satisfaction, or the Barnes & Noble board of directors’ waiver, of a number of conditions. In addition, Barnes & Noble has the right not to complete the Spin-Off if, at any time, the Barnes & Noble Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Barnes & Noble or its stockholders or is otherwise not advisable. For a more detailed description, see “The Spin-Off—Conditions to the Spin-Off.”

Reasons for the Spin-Off

The Barnes & Noble board of directors considered the following potential benefits in deciding to pursue the Spin-Off:

•	The opportunities and challenges we expect to arise in the immediate future of the Barnes & Noble retail business differ markedly from those of our business. For Barnes & Noble, increasing foot traffic in existing locations, adapting offerings to shifting consumer tastes and patterns and harmonizing the in-store, online and digital experiences will require a fully engaged board of directors and management team that has a different skill set and experience than those required to execute our goals and strategic initiatives. We believe the Spin-Off will enhance the ability of Barnes & Noble and the Company to focus on their respective strategies.

•	Our near-term goals for our business include the expansion of both the scale and the scope of the historic business model and also pursuing growth opportunities more broadly in the education sector, including by enhancing and expanding our digital assets. Achieving these goals will likely require acquisitions or mergers funded, in part, with capital raises and strategic alliances with other companies. Our business will be separate and distinct from Barnes & Noble’s business and, accordingly, we believe that pursuing such growth opportunities will be greatly facilitated with a capital structure that is tailored for the Company’s needs, separate from those of Barnes & Noble.

•	The Spin-Off will establish the Company as an independent publicly traded corporation, which we believe will meaningfully enhance its industry market perception, thereby providing greater growth opportunities for us than our consolidated operation as a division of Barnes & Noble.

Guided by input from business units and strategy, tax and legal teams, as well as outside advisors, the Barnes & Noble board of directors considered, among other factors, the college business’ history as a standalone company prior to 2009, each business’ historic ownership and usage of assets, incurrence of liabilities, relationships with other entities and accounting treatment, as well as administrative costs and efficiencies, to determine the terms of the separation of the Company and Barnes & Noble. The Distribution Ratio was set by the Barnes & Noble board of directors, taking into account advice from its advisors, primarily to target a desired trading range for our Common Stock based on an expected valuation range for the Company and the number of shares that will be outstanding after the Distribution.

When and How You Will Receive Company Shares

Barnes & Noble will distribute to its stockholders, as a pro rata dividend, 0.632 shares of our Common Stock for every share of Barnes & Noble common stock outstanding as of 5:00 p.m., New York City time, on                     , 2015, the Record Date of the Distribution.

Prior to the Spin-Off, Barnes & Noble will deliver all of the issued and outstanding shares of our Common Stock to the distribution agent. Computershare will serve as distribution agent in connection with the Distribution and as transfer agent and registrar for our Common Stock.

If you own Barnes & Noble common stock as of 5:00 p.m., New York City time, on                     , 2015, the shares of our Common Stock that you are entitled to receive in the Distribution will be issued to your account as follows:

•	Registered stockholders. If you own your shares of Barnes & Noble common stock directly through Barnes & Noble’s transfer agent, Computershare, you are a registered stockholder. In this case, the distribution agent, Computershare, will credit the whole shares of our Common Stock you receive in the Distribution by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to stockholders, as is the case in the Distribution. You will be able to access information regarding your book-entry account holding our shares at Computershare. Commencing on or shortly after the Distribution Date, the distribution agent will mail to you an account statement that indicates the number of whole shares of our Common Stock that have been registered in book-entry form in your name. We expect it will take the distribution agent up to two weeks after the Distribution Date to complete the distribution of the shares of our Common Stock and mail statements of holding to all registered stockholders.

•	“Street name” or beneficial stockholders. Most Barnes & Noble stockholders own their shares of Barnes & Noble common stock beneficially through a bank, broker or other nominee. In these cases, the bank, broker or other nominee holds the shares in “street name” and records your ownership on its books. If you own your shares of Barnes & Noble common stock through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our Common Stock that you receive in the Distribution on or shortly after the Distribution Date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in “street name.”

If you sell any of your shares of Barnes & Noble common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our Common Stock to be distributed in respect of the Barnes & Noble shares you sold. See “The Spin-Off—Trading Prior to the Distribution Date” for more information.

We are not asking Barnes & Noble stockholders to take any action in connection with the Spin-Off. No approval of the holders of Barnes & Noble common stock is required for the Spin-Off. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your shares of Barnes & Noble common stock for shares of our Common Stock. The number of outstanding shares of Barnes & Noble common stock will not change as a result of the Spin-Off.

Number of Shares You Will Receive

On the Distribution Date, you will receive 0.632 shares of our Common Stock for every share of Barnes & Noble common stock you hold on the Record Date.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our Common Stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Barnes & Noble stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and

“when-issued” trades will generally settle within four trading days following the Distribution Date. See “The Spin-Off—Trading Prior to the Distribution Date” for additional information regarding “when-issued” trading. The distribution agent will, in its sole discretion, without any influence by Barnes & Noble or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either Barnes & Noble or us.

The distribution agent will send to each registered holder of Barnes & Noble common stock entitled to a fractional share a check in the cash amount deliverable in lieu of that holder’s fractional share as soon as practicable following the Distribution Date. We expect the distribution agent to take about 15 business days after the Distribution Date to complete the distribution of cash in lieu of fractional shares to Barnes & Noble stockholders. If you hold your shares through a bank, broker or other nominee, your bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales. No interest will be paid on any cash you receive in lieu of a fractional share. The cash you receive in lieu of a fractional share will generally be taxable to you for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information.

Results of the Spin-Off

After the Spin-Off, we will be an independent publicly-traded company. Immediately following the Spin-Off, we expect to have approximately 1,800 holders of shares of our Common Stock and approximately 48.2 million shares of our Common Stock outstanding, based on the number of Barnes & Noble stockholders and shares of Barnes & Noble common stock outstanding on July 9, 2015 after giving effect to the New Barnes & Noble Shares. The actual number of shares of our Common Stock Barnes & Noble will distribute in the Spin-Off will depend on the actual number of shares of Barnes & Noble common stock outstanding on the Record Date, which will reflect any issuance of new shares or exercises of outstanding options pursuant to Barnes & Noble’s equity plans, and any repurchase of Barnes & Noble shares by Barnes & Noble under its common stock repurchase program, on or prior to the Record Date. The Spin-Off will not affect the number of outstanding shares of Barnes & Noble common stock or any rights of Barnes & Noble stockholders, although we expect the trading price of shares of Barnes & Noble common stock immediately following the Distribution to be lower than immediately prior to the Distribution because the trading price of Barnes & Noble common stock will no longer reflect the value of the Company. Furthermore, until the market has fully analyzed the value of Barnes & Noble without the Company, the trading price of shares of Barnes & Noble common stock may fluctuate.

Before our separation from Barnes & Noble, we intend to enter into a Separation Agreement and several other agreements with Barnes & Noble related to the Spin-Off. These agreements will govern the relationship between us and Barnes & Noble up to and after completion of the Spin-Off and allocate between us and Barnes & Noble various assets, liabilities, rights and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Barnes & Noble.”

Listing and Trading of the Common Stock

As of the date of this Prospectus, we are a wholly owned subsidiary of Barnes & Noble. Accordingly, no public market for our Common Stock currently exists, although a “when-issued” market in the Common Stock may develop prior to the Spin-Off. See “The Spin-Off—Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. Our Common Stock has been approved for listing on the NYSE under the symbol “BNED.” Following the Spin-Off, Barnes & Noble common stock will continue to trade on the NYSE under the symbol “BKS.”

Neither we nor Barnes & Noble can assure you as to the trading price of Barnes & Noble common stock or our Common Stock after the Spin-Off, or as to whether the combined trading prices of our Common Stock and the Barnes & Noble common stock after the Spin-Off will be less than, equal to or greater than the trading prices of Barnes & Noble common stock prior to the Spin-Off. The trading price of our Common Stock may fluctuate significantly following the Spin-Off. See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market” for more detail.

The shares of our Common Stock distributed to Barnes & Noble stockholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our Common Stock only pursuant to an effective registration statement under the Securities Act, or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Trading Prior to the Distribution Date

We anticipate that trading in the Common Stock will begin on a “when-issued” basis as early as two trading days prior to the Record Date for the Distribution and continue up to and including the Distribution Date. “When-issued” trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. If you own shares of Barnes & Noble common stock at the close of business on the Record Date, you will be entitled to receive shares of the Common Stock in the Distribution. You may trade this entitlement to receive shares of our Common Stock, without the shares of Barnes & Noble common stock you own, on the “when-issued” market. We expect “when-issued” trades of the Common Stock to settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, we expect that “when-issued” trading of the Common Stock will end and “regular-way” trading will begin.

We also anticipate that, as early as two trading days prior to the Record Date and continuing up to and including the Distribution Date, there will be two markets in Barnes & Noble common stock: a “regular-way” market and an “ex-distribution” market. Shares of Barnes & Noble common stock that trade on the regular-way market will trade with an entitlement to receive shares of our Common Stock in the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of the Common Stock in the Distribution. Therefore, if you sell shares of Barnes & Noble common stock in the regular-way market up to and including the Distribution Date, you will be selling your right to receive shares of our Common Stock in the Distribution. However, if you own shares of Barnes & Noble common stock at the close of business on the Record Date and sell those shares on the ex-distribution market up to and including the Distribution Date, you will still receive the shares of our Common Stock that you would otherwise be entitled to receive in the Distribution.

Following the Distribution Date, shares of our Common Stock will be listed on the NYSE under the trading symbol “BNED.” If “when-issued” trading occurs, the listing for our Common Stock is expected to be under a trading symbol different from our regular-way trading symbol. We will announce our “when-issued” trading symbol when and if it becomes available. If the Spin-Off does not occur, all “when-issued” trading will be null and void.

Conditions to the Spin-Off

We expect that the separation will be effective on the Distribution Date, provided that the following conditions shall have been satisfied or waived by Barnes & Noble:

•	the Barnes & Noble board of directors shall have authorized and approved the Distribution and not withdrawn such authorization and approval, and shall have declared the dividend of our Common Stock to Barnes & Noble stockholders;

•	the Separation Agreement and the ancillary agreements contemplated by the Separation Agreement shall have been executed by each party to those agreements;

•	we shall have entered into a credit facility and any other financing we determine to be necessary or advisable, in each case, on terms and conditions acceptable to us;

•	Barnes & Noble shall have obtained an amendment to or replacement of the B&N Credit Facility permitting the Spin-Off;

•	the SEC shall have declared effective our Registration Statement on Form S-1, of which this Prospectus is a part, under the Securities Act, and no stop order suspending the effectiveness of our Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•	our Common Stock shall have been accepted for listing on the NYSE or another national securities exchange approved by Barnes & Noble, subject to official notice of issuance;

•	Barnes & Noble shall have received the written opinions of Cravath, Swaine & Moore LLP and KPMG LLP, which shall remain in full force and effect, that, subject to the accuracy of and compliance with certain representations, warranties and covenants, the Distribution will qualify for non-recognition of gain and loss to Barnes & Noble and its stockholders;

•	the Barnes & Noble board of directors shall have received a solvency opinion from a financial advisor, in form and substance acceptable to the board of directors, which shall opine that, among other things and subject to certain customary qualifications and assumptions, immediately prior to and after giving effect to the Spin-Off, the Company and Barnes & Noble will each be solvent.

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Barnes & Noble shall have occurred or failed to occur that prevents the consummation of the Distribution;

•	no other events or developments shall have occurred prior to the Distribution Date that, in the judgment of the Barnes & Noble board of directors, would result in the Spin-Off having a material adverse effect on Barnes & Noble or its stockholders;

•	prior to the Distribution Date, this Prospectus shall have been mailed to the holders of Barnes & Noble common stock;

•	Barnes & Noble shall have duly elected the individuals to be listed as members of our post-Distribution board of directors in this Prospectus, and such individuals shall be the members of our board of directors, which we refer to as our “Board,” immediately after the Distribution; provided that our current directors shall appoint at least one independent director to serve on our Board and each of our Audit, Compensation and Corporate Governance and Nominating Committees prior to the date on which “when-issued” trading of our Common Stock commences;

•	immediately prior to the Distribution Date, our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, each in substantially the form filed as an exhibit to the Registration Statement on Form S-1, of which this Prospectus is a part, shall be in effect; and

•	Barnes & Noble shall have received a certificate signed by our Chief Financial Officer, dated as of the Distribution Date, certifying the satisfaction of certain conditions.

Barnes & Noble shall, in its sole and absolute discretion, determine the Record Date, the Distribution Date and all terms of the Distribution, including the form, structure and terms of any transactions and/or offerings to effect the Distribution and the timing of and conditions to the consummation thereof. In addition and notwithstanding anything to the contrary set forth in this Prospectus, Barnes & Noble may at any time and from time to time until the Distribution decide to abandon the Distribution including by accelerating or delaying the timing of the consummation of all or part of the Distribution or modifying or changing the terms of the Distribution if, at any time, the Barnes & Noble board of directors determines, in its sole and absolute discretion, that the Distribution is not in the best interests of Barnes & Noble or its stockholders or is otherwise not advisable.

Reasons for Furnishing this Prospectus

We are furnishing this Prospectus solely to provide information to Barnes & Noble’s stockholders who will receive shares of our Common Stock in the Distribution. You should not construe this Prospectus as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Barnes & Noble. We believe that the information contained in this Prospectus is accurate as of the date set forth on the cover. Changes to the information contained in this Prospectus may occur after that date, and neither we nor Barnes & Noble undertakes any obligation to update the information except in the normal course of our and Barnes & Noble’s public disclosure obligations and practices and except as required by applicable law.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF

Consequences to U.S. Holders of Barnes & Noble Common Stock

The following is a summary of the material U.S. federal income tax consequences to holders of Barnes & Noble common stock in connection with the Distribution. This summary is based on the Code, the Treasury Regulations promulgated under the Code and judicial and administrative interpretations of those laws, in each case as in effect and available as of the date of this Prospectus and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Barnes & Noble common stock that are U.S. Holders, as defined immediately below, that hold their Barnes & Noble common stock as a capital asset. A “U.S. Holder” is a beneficial owner of Barnes & Noble common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or, in the case of a trust that was treated as a domestic trust under law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired Barnes & Noble common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, 10% or more, by voting power or value, of Barnes & Noble equity;

•	stockholders owning Barnes & Noble common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	stockholders who are subject to the alternative minimum tax; or

•	persons who own Barnes & Noble common stock through partnerships or other pass-through entities.

This summary does not address any U.S. state or local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds Barnes & Noble common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION.

General

Subject to the qualifications and limitations set forth herein (including the discussion below relating to the receipt of cash in lieu of fractional shares), Cravath, Swaine & Moore LLP, counsel to Barnes & Noble, and KPMG LLP, tax advisor to Barnes & Noble, are of the opinion that for U.S. federal income tax purposes:

•	no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder as a result of the Distribution, except with respect to any cash received in lieu of fractional shares;

•	the aggregate tax basis of the Barnes & Noble common stock and Common Stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the Barnes & Noble common stock held by the U.S. Holder immediately before the Distribution, allocated between the Barnes & Noble common stock and our Common Stock in proportion to their relative fair market values on the date of the Distribution (subject to reduction upon the deemed sale of any fractional shares); and

•	the holding period of our Common Stock received by each U.S. Holder will include the holding period of their Barnes & Noble common stock, provided that such Barnes & Noble common stock is held as a capital asset on the date of the Distribution.

U.S. Holders that have acquired different blocks of Barnes & Noble common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of our Common Stock distributed with respect to such blocks of Barnes & Noble common stock.

If a U.S. Holder receives cash in lieu of a fractional share of Common Stock as part of the Distribution, the U.S. Holder will be treated as though it first received a distribution of the fractional share in the Distribution and then sold it for the amount of cash actually received. Provided the fractional share is considered to be held as a capital asset on the date of the Distribution, the U.S. Holder will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Barnes & Noble common stock is more than one year on the date of the Distribution.

The opinions do not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinions assume that the Spin-Off will be completed according to the terms of the Separation Agreement and rely on the facts as stated in the Separation Agreement, the Tax Matters Agreement, the other ancillary agreements, this Prospectus and a number of other documents. In addition, the opinions are based on certain representations as to factual matters and certain covenants. The opinions cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect.

The opinions are not binding on the IRS or the courts, and we cannot assure you that the IRS or a court will not take a contrary position.

If the Distribution were determined not to qualify for non-recognition of gain and loss, the above consequences would not apply and U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our Common Stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our Common Stock received, which would generally result in:

•	a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Barnes & Noble’s current and accumulated earnings and profits;

•	a reduction in the U.S. Holder’s basis (but not below zero) in Barnes & Noble common stock to the extent the amount received exceeds the stockholder’s share of Barnes & Noble’s earnings and profits; and

•	a taxable gain from the exchange of Barnes & Noble common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Barnes & Noble’s earnings and profits and the U.S. Holder’s basis in its Barnes & Noble common stock.

Backup Withholding and Information Statement

Payments of cash in lieu of a fractional share of our Common Stock may, under certain circumstances, be subject to “backup withholding,” unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding is not an additional tax, and it may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability if the required information is timely supplied to the IRS.

Treasury Regulations require each Barnes & Noble stockholder that, immediately before the Distribution, owned 5% or more (by vote or value) of the total outstanding stock of Barnes & Noble to attach to such stockholder’s U.S. federal income tax return for the year in which the Distribution occurs a statement setting forth certain information related to the Distribution.

Consequences to Barnes & Noble

The following is a summary of the material U.S. federal income tax consequences to Barnes & Noble in connection with the Spin-Off that may be relevant to holders of Barnes & Noble common stock.

Subject to the qualifications and limitations set forth herein, Cravath, Swaine & Moore LLP, counsel to Barnes & Noble, and KPMG LLP, tax advisor to Barnes & Noble, are of the opinion that the Distribution will qualify for non-recognition of gain and loss for U.S. federal income tax purposes. The opinions are subject to the same qualifications and limitations as are set forth above in relation to the opinion of counsel regarding consequences to U.S. Holders.

If the Distribution were determined not to qualify for non-recognition of gain and loss, then Barnes & Noble would recognize gain in an amount up to the fair market value of our stock held by it immediately before the Distribution.

Indemnification Obligation

If, due to any of our covenants in the Tax Matters Agreement being breached, it were determined that the Distribution did not qualify for non-recognition of gain and loss we could be required to indemnify Barnes & Noble for taxes resulting from the recognition of gain described above and related expenses. In addition, current tax law generally creates a presumption that the Distribution would be taxable to Barnes & Noble, but not to Barnes & Noble’s stockholders, if we or our stockholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, unless it were established that such transactions and the Distribution were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Distribution were taxable to Barnes & Noble due to such a 50% or greater change in ownership of our stock, Barnes & Noble would recognize gain in an amount up to the fair market value of our Common Stock held by it immediately before the Distribution and we generally would be required to indemnify Barnes & Noble for the tax on such gain and related expenses.

USE OF PROCEEDS

We will not receive any proceeds from the Distribution of the Common Stock in the Spin-Off.

DETERMINATION OF OFFERING PRICE

No consideration will be paid for the shares of Common Stock distributed in the Spin-Off.

DIVIDEND POLICY

We do not intend, following the Spin-Off, to pay cash dividends on our Common Stock in the foreseeable future. We expect to retain future earnings, if any, for reinvestment in our business. Any credit agreements which we may enter into, including the New Credit Facility, may restrict our ability to pay dividends. The payment of dividends in the future will be subject to the discretion of our Board and will depend, among other things, on our financial condition, results of operations, cash requirements, future prospects and any other factors our Board deems relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of May 2, 2015 on an actual basis and on a pro forma basis to give effect to the cash settlement of certain related party receivables in connection with the Spin-Off. The following table should be read in conjunction with “Selected Historical Financial Data”, “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

	As of May 2, 2015
(In thousands)	As Reported	Pro Forma
Cash and cash equivalents (a)	$59,714	$95,105

Long-term debt	$—	$—
Preferred membership interests	—	—
Parent company investment (b)	790,128	790,128

Total Capitalization	$790,128	$790,128

(a)	Represents the cash settlement with Barnes & Noble of related party receivable net against the upfront fees paid for the new revolving credit facility.
(b)	Represents the elimination of Barnes & Noble net investment in us and the distribution of our Common Stock to Barnes & Noble shareholders.

SELECTED HISTORICAL FINANCIAL DATA

The following historical financial data should be read in conjunction with “Risk Factors”, “Capitalization” and “Management’s Discussions and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this Prospectus. Our fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. Our statement of operations data for the 52 weeks ended May 2, 2015 (Fiscal 2015), 53 weeks ended May 3, 2014 (Fiscal 2014) and 52 weeks ended April 27, 2013 (Fiscal 2013), and the balance sheet data as of May 2, 2015 and May 3, 2014 are derived from our audited consolidated financial statements which are included elsewhere in this Prospectus. Our balance sheet data as of April 27, 2013 is derived from our audited consolidated financial statements, which are not included elsewhere in this Prospectus. Our statement of operations data for the 52 weeks ended April 28, 2012 (Fiscal 2012) and 52 weeks ended April 30, 2011 (Fiscal 2011) and the balance sheet data as of April 28, 2012 and April 30, 2011 are derived from our consolidated financial statements not included elsewhere in this Prospectus. Historical results are not necessarily indicative of the results to be expected for any future periods.

	Fiscal Year
(In thousands of dollars except for share amounts)	2015	2014	2013	2012	2011
STATEMENT OF OPERATIONS DATA:
Sales:
Product sales and other (a)	$1,544,975	$1,536,180	$1,631,454	$1,647,014	$1,744,062
Rental income (b)	228,023	211,742	131,793	96,161	34,097

Total sales	1,772,998	1,747,922	1,763,247	1,743,175	1,778,159

Cost of sales and occupancy:
Product and other cost of sales and occupancy	1,198,300	1,180,727	1,270,381	1,284,691	1,374,731
Rental cost of sales and occupancy	131,125	130,430	88,250	64,046	24,388

Total cost of sales and occupancy	1,329,425	1,311,157	1,358,631	1,348,737	1,399,119

Gross profit	443,573	436,765	404,616	394,438	379,040

Selling and administrative expenses	359,504	330,426	302,902	283,215	287,851
Depreciation and amortization	50,509	48,014	46,849	45,343	43,148

Operating profit	33,560	58,325	54,865	65,880	48,041
Interest expense, net	210	385	4,871	5,684	10,576

Earnings before taxes	33,350	57,940	49,994	60,196	37,465
Income taxes	14,218	22,834	19,820	23,771	14,799

Net earnings	$19,132	$35,106	$30,174	$36,425	$22,666

Income per common share
Basic (c)	$0.33	$0.88	$0.78	$0.99	$0.63
Diluted (d)	$0.33	$0.88	$0.78	$0.99	$0.63
Weighted average common shares (thousands)
Basic (c)	38,452	37,270	36,812	36,237	35,764
Diluted (d)	38,493	37,275	36,812	36,237	35,764
OTHER OPERATING DATA:
EBITDA (e)	$84,069	$106,339	$101,714	$111,223	$91,189
Comparable store sales increase (decrease) (f)	0.1%	(2.7)%	(1.2)%	(0.3)%	(0.8)%
Number of stores at period end	724	700	686	647	636
Capital expenditures	$48,452	$38,253	$38,760	$40,479	$35,004
BALANCE SHEET DATA (at period end):
Total assets	$1,129,924	$1,143,760	$1,026,460	$974,858	$1,185,055
Total liabilities	339,796	335,825	315,938	302,323	280,861
Long-term debt (g)	—	—	—	—	—
Preferred membership interests	—	383,397	381,627	—	—
Parent company equity	790,128	424,538	328,895	672,535	904,194

(a)	Product sales and other revenue include sales of new and used physical and digital textbooks, emblematic apparel and gifts, trade books, computer products, school and dorm supplies, convenience and café items, graduation products and other.
(b)	Rental income includes the rental of physical and digital textbooks.
(c)	Basic earnings per share and weighted-average basic shares outstanding are based on the number of shares of Barnes & Noble common stock outstanding on May 2, 2015, adjusted for an assumed distribution ratio of 0.632 share of our Common Stock for every one share of Barnes & Noble common stock held on the record date for the Spin-Off.
(d)	Diluted earnings per share and weighted-average diluted shares outstanding reflect potential common shares from Barnes & Noble equity plans in which our employees participate based on the distribution ratio. While the actual future impact will depend on various factors, including employees who may change employment from one company to another, we believe the estimate yields a reasonable approximation of the future dilutive impact of our equity plans.
(e)	To supplement our consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (“GAAP”) included in this Prospectus, we use the non-GAAP financial measure of EBITDA. We define EBITDA as net earnings plus (1) depreciation and amortization; (2) interest expense and (3) income taxes. We believe that EBITDA is a useful performance measure, and it is used by us to facilitate a comparison of our operating performance on a consistent basis from period-to-period and to provide for a more complete understanding of factors and trends affecting our business than measures under GAAP can provide alone. Our Board and management also use EBITDA as one of the primary methods for planning and forecasting overall expected performance and for evaluating on a quarterly and annual basis actual results against such expectations. We review this non-GAAP measure internally to evaluate our performance and manage our operations. We believe that the inclusion of EBITDA results provide investors useful and important information regarding our operating results.

EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results reported under GAAP. The limitations of EBITDA include: (i) it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; (ii) it does not reflect changes in, or cash requirements for, our working capital needs; (iii) it does not reflect income tax payments we may be required to make; and (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA does not reflect any requirements for such replacements.

To properly and prudently evaluate our business, we encourage you to review our consolidated financial statements included elsewhere in this Prospectus and the reconciliation from EBITDA to net earnings, the most directly comparable financial measure presented in accordance with GAAP, set forth in the table below. All of the items included in the reconciliation from EBITDA to net earnings are either (i) non-cash items or (ii) items that management does not consider in assessing our on-going operating performance.

	Fiscal Year
(In thousands of dollars)	2015	2014	2013	2012	2011
EBITDA	$84,069	$106,339	$101,714	$111,223	$91,189
Subtract:
Depreciation and amortization	50,509	48,014	46,849	45,343	43,148
Interest expense, net (h)	210	385	4,871	5,684	10,576
Income taxes	14,218	22,834	19,820	23,771	14,799

Net earnings	$19,132	$35,106	$30,174	$36,425	$22,666

(f)

Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and does not include sales from closed stores for all periods presented. In Fiscal 2012 through Fiscal 2014, as we developed our textbook rental business, comparable store sales reflected the retail selling price of a new or used textbook when rented, rather than solely the rental fees received, to provide a more representative comparable store sales figure. Beginning with the 26 weeks ended November 1, 2014, as a result of the significant expansion of the textbook rental business as compared to prior periods, our comparable store sales are determined based upon the actual revenue received from textbook rentals and are no longer adjusted to reflect the equivalent textbook retail selling price.
(g)	We are party to an amended and restated credit facility with Barnes & Noble, as the Lead Borrower, and Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders, dated as of April 29, 2011 (as amended and modified to date, the “B&N Credit Facility”). The B&N Credit Facility provides for up to $1.0 billion in aggregate commitments under a five-year asset-backed revolving credit facility expiring on April 29, 2016. The B&N Credit Facility is secured by eligible inventory and accounts receivable with the ability to include eligible real estate and related assets. We are currently a borrower and co-guarantor of all amounts owing under the B&N Credit Facility. Prior to or at the time of the Spin-Off, we will be released from all obligations, including as a borrower and a co-guarantor, under the B&N Credit Facility. In connection with the Spin-Off, we expect to enter into a new credit facility (the “New Credit Facility”) to fund working capital and other liquidity needs. The New Credit Facility is expected to provide (subject to availability under a borrowing base) for aggregate maximum commitments of approximately $400.0 million. We expect the New Credit Facility will be undrawn at the time of the Spin-Off.
(h)	All outstanding debt under the B&N Credit Facility was recorded on Barnes & Noble’s balance sheet. Currently, we do not believe that our cash flow is needed to service any Barnes & Noble debt now or in the foreseeable future.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following tables present our unaudited pro forma consolidated financial statements and reflect adjustments to our historical consolidated financial statements to give effect to our separation from Barnes & Noble, the distribution of our shares of Common Stock and related financing transactions. The unaudited pro forma consolidated balance sheet as of May 2, 2015 has been prepared as though the separation, distribution and related financing transactions occurred on May 2, 2015. The unaudited pro forma consolidated statement of operations for the year ended May 2, 2015 has been prepared as though the separation, distribution and related financing transactions occurred on May 4, 2014. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable.

The pro forma adjustments are based upon available information, preliminary estimates and certain assumptions that we believe are reasonable based on information currently available, and are described in the accompanying notes. The unaudited pro forma consolidated financial statements are for informational purposes only and do not purport to represent or be indicative of actual results that would have been achieved had the transactions described above been consummated on the dates indicated and do not purport to indicate or project results of operations for any future period. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable, that reflect the expected impacts of events directly attributable to the Distribution and related transaction agreements and that are factually supportable and, for purposes of the statement of operations, that are expected to have a continuing impact on us. However, such adjustments are subject to change based on the finalization of the terms of the Distribution and related agreements and such changes could be material.

The unaudited pro forma consolidated financial statements should be read in conjunction with “Prospectus Summary—Summary Historical Financial and Other Data,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this Prospectus. All dollar amounts are presented in thousands except per share amounts.

Our historical consolidated financial statements included elsewhere in this Form S-1 Registration Statement include intercompany charges for corporate shared services. After the Distribution, certain services will continue to be provided by Barnes & Noble under transition services agreements. These agreements are more fully described under “Certain Relationships and Related Party Transactions” included elsewhere in this Registration Statement on Form S-1.

The operating expenses reported in our historical consolidated statements of operations include allocations of certain Barnes & Noble costs. These costs include allocation of Barnes & Noble corporate costs, shared services and other operating and administration costs that benefit us. As a stand-alone public company, we expect our recurring costs to approximate the expenses historically allocated to us from Barnes & Noble.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

	Fiscal 2015
	As Reported	Pro Forma Adjustments		Pro Forma
(In thousands, except per share data)
Sales	$1,772,998	$—		$1,772,998
Cost of sales and occupancy	1,329,425	—		1,329,425

Gross profit	443,573	—		443,573

Selling and administrative expenses	359,504	(2,449)	(a)	357,055
Depreciation and amortization	50,509	—		50,509

Operating income	33,560	2,449		36,009
Interest expense, net	210	570	(b)	780

Income before income taxes (benefit)	33,350	1,879		35,229
Income taxes (benefit)	14,218	729	(c)	14,947

Net income	$19,132	$1,150		$20,282

Earnings Per Share:
Basic	$0.33			$0.30	(d)
Diluted	$0.33			$0.30	(e)
Weighted-Average Shares Outstanding
Basic	38,452			46,101	(d)
Diluted	38,493			46,142	(e)

See accompanying Notes to the Unaudited Pro Forma Consolidated Financial Statements

PRO FORMA CONSOLIDATED BALANCE SHEET

(Unaudited)

	As of May 2, 2015
(In thousands)	As Reported	Pro Forma Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$59,714	$35,391	(f)(g)	$95,105
Receivables, net	76,551	(38,241)	(g)	38,310
Merchandise inventories, net	297,424	—		297,424
Textbook rental inventories	47,550	—		47,550
Prepaid expenses and other current assets	4,625	570	(f)	5,195
Short-term deferred taxes	24,358	—		24,358

Total current assets	510,222	(2,280)		507,942

Property and equipment:
Buildings and leasehold improvements	149,065	—		149,065
Fixtures and equipment	335,403	—		335,403

	484,468	—		484,468

Less accumulated depreciation and amortization	376,911	—		376,911

Net property and equipment	107,557	—		107,557

Goodwill	274,070	—		274,070
Intangible assets, net	198,190	—		198,190
Other noncurrent assets	39,885	2,280	(f)	42,165

Total assets	$1,129,924	$—		$1,129,924

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$170,101	$—		$170,101
Accrued liabilities	97,575	—		97,575

Total current liabilities	267,676	—		267,676

Deferred income taxes	66,091	—		66,091
Other long-term liabilities	6,029	—		6,029
Parent company investment	790,128	—		790,128
Commitments and contingencies	—	—		—

Total liabilities and shareholders’ equity	$1,129,924	$—		$1,129,924

See accompanying Notes to the Unaudited Pro Forma Consolidated Financial Statements

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(a)	The adjustment to selling and administration expenses removes $2.4 million of expenses incurred during the year ended May 2, 2015 that are directly related to the separation. These costs were primarily related to tax, accounting and other professional fees. As these costs represent material, nonrecurring costs directly related to the separation, a pro forma adjustment was performed to reverse the costs.

(b)	We expect to enter into a five year revolving credit facility for $400.0 million and incur debt issuance costs of $2.9 million which will be amortized over the life of the facility. The amortization expense of $0.6 million is reflected as a pro forma adjustment in interest expense.

(c)	The provision for income taxes related to the pro forma adjustments have been estimated based on Barnes & Noble’s historic effective tax rate for the period. The effective tax rate of Barnes & Noble Education could be different (either higher or lower) depending on activities subsequent to the Distribution.

(d)	Pro forma basic earnings per share and pro forma weighted-average basic shares outstanding are based on the number of Barnes & Noble common shares outstanding on July 9, 2015 (after giving effect to the New Barnes & Noble Shares), adjusted for an assumed Distribution Ratio of 0.632 shares of our Common Stock for each share of Barnes & Noble common stock held on the record date.

(e)	Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding reflect potential common shares from Barnes & Noble, Inc. equity plans in which our employees participate based on the Distribution Ratio. While the actual future impact will depend on various factors, including employees who may change employment from one company to another, we believe the estimate yields a reasonable approximation of the future dilutive impact of our equity plans after the Distribution.

(f)	We expect to enter into a five year revolving credit facility for $400.0 million and incur debt issuance costs of $2.9 million which will be amortized over the life of the facility. The current portion of the debt issuance costs of $0.6 million were recorded in prepaid expenses and other current assets. The long term portion of the debt issuance costs of $2.3 million were recorded in other non-current assets.

(g)	Represents the cash settlement of $38.2 million of related party receivables due from Barnes & Noble.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. As used in this section, “Fiscal 2015” represents the 52 weeks ended May 2, 2015, “Fiscal 2014” represents the 53 weeks ended May 3, 2014 and “Fiscal 2013” represents the 52 weeks ended April 27, 2013.

Overview

On February 26, 2015, Barnes & Noble announced plans for the complete legal and structural separation of the Company from Barnes & Noble (the “Spin-Off”). Barnes & Noble will distribute all of its equity interest in us, consisting of all of the outstanding shares of our Common Stock, to Barnes & Noble’s stockholders on a pro rata basis. Following the Spin-Off, Barnes & Noble will not own any equity interest in us, and we will operate independently from Barnes & Noble.

The Spin-Off is subject to the satisfaction, or the Barnes & Noble board of directors’ waiver, of a number of conditions. In addition, Barnes & Noble has the right not to complete the Spin-Off if, at any time, the Barnes & Noble Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Barnes & Noble or its stockholders or is otherwise not advisable.

Our consolidated financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Barnes & Noble. Our consolidated financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with accounting principles generally accepted in the United States (“GAAP”). Our consolidated financial statements include certain assets and liabilities that have historically been held at the Barnes & Noble corporate level but are specifically identifiable or otherwise attributable to us.

All intercompany transactions between us and Barnes & Noble have been included in our financial statements and are considered to be effectively settled for cash in our consolidated financial statements at the time the Spin-Off becomes effective. The total net effect of the settlement of these intercompany transactions is reflected in our consolidated statements of cash flow as a financing activity and in our consolidated balance sheets as “Parent company investment.”

The historical costs and expenses reflected in our financial statements include an allocation for certain corporate shared service functions historically provided by Barnes & Noble, including, but not limited to, executive oversight, accounting, treasury, tax, legal, human resources, occupancy, procurement, information technology and other shared services. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis of consolidated sales, headcount, tangible assets or other measures considered to be a reasonable reflection of the historical utilization levels of these services.

Our management believes the assumptions underlying our financial statements, including the assumptions regarding the allocation of general corporate expenses from Barnes & Noble, are reasonable. Nevertheless, our financial statements may not include all of the actual expenses that would have been incurred had we operated as a stand-alone company during the periods presented and may not reflect our consolidated results of operations, financial position and cash flows had we operated as a stand-alone company during the periods presented. Actual costs that would have been incurred if we had operated as a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. Following the Spin-Off, we will perform these functions using our own resources or contracted services. Upon execution of a Transition Services Agreement with Barnes & Noble, we expect some of these functions will continue to be provided by Barnes & Noble.

We are one of the largest contract operators of bookstores on college and university campuses in the United States. We create and operate campus stores that are focal points for college life and learning, enhancing the educational mission of the institution, enlivening campus culture and delivering an important revenue stream to partner schools. We typically operate our stores under multi-year management service agreements granting us the right to operate the official school bookstore on campus. In turn, we pay the school a percentage of store sales and, in some cases, a minimum fixed guarantee.

As of May 2, 2015, we operated 724 stores nationwide, which reach 24% of the total United States college and university student enrolled population. Our stores are operated under 453 contracts, some of which cover multiple store locations, and 154 of our college and university affiliated bookstores are co-branded with the Barnes & Noble name. We build relationships and derive sales by actively engaging and marketing to over 5 million students and their faculty on the campuses we serve and offer a full assortment of items in our campus stores, including course-related materials, which include new and used print textbooks and digital textbooks, all of which are available for sale or rent, emblematic apparel and gifts, trade books, computer products, school and dorm supplies, convenience and café items and graduation products. We are a multi-channel marketer, and our largest growth area is sales through the school-branded e-commerce sites we operate for each store, allowing students and faculty to purchase textbooks, course materials and other products online.

Trends and Other Factors Affecting Our Business

Sales trends are primarily impacted by new store openings, increasing the students and faculty served, as well as changes in comparable store sales. We are awarded additional contracts for stores as colleges and universities decide to outsource their bookstore, and we also obtain new contracts for stores that were previously operated by others. We close stores at the end of their contract terms due to low profitability or because the new contract has been awarded to a competitor. As we expanded our textbook rental offerings, students have been shifting away from higher priced textbook purchases to lower priced rental options, which has resulted in lower textbook sales and increasing rental income. After several years of comparable store sales declines, primarily on lower textbook unit volume, during the 52 weeks ended May 2, 2015, our comparable store sales trends have improved for both textbook and general merchandise. Over the last three years, we have consistently opened new stores increasing our total number of stores open from 647 at April 29, 2012 to 724 as of May 2, 2015.

Occupancy costs, which are primarily the payments we make to the colleges and universities to operate their official bookstores, have increased as a percentage of sales during all the reported periods, driven by increased competition for renewals and new store contracts.

Selling and administrative expenses have increased primarily as a result of our continuing investments in YuzuTM, our digital education platform and increased infrastructure costs to support growth through all reported periods.

Elements of Results of Operations

Our sales are primarily derived from the sale of course materials (which include new and used textbooks and digital textbooks), emblematic apparel and gifts, trade books, computer products, school and dorm supplies, convenience and café items and graduation products. Our rental income is primarily derived from the rental of physical and digital textbooks.

Our cost of sales and occupancy primarily includes costs such as merchandise costs, textbook rental amortization and management service agreement costs related to our college and university contracts and by other facility related expenses.

Our selling and administrative expenses consist primarily of store payroll and store operating expenses. Selling and administrative expenses also include general office expenses, such as executive oversight, merchandising, field support, finance, human resources, benefits, training, legal and information technology, as well as our investments in Yuzu TM.

Results of Operations

Financial Period (in thousands of dollars)	Fiscal 2015	Fiscal 2014	Fiscal 2013
Sales:
Product sales and other revenue	$1,544,975	$1,536,180	$1,631,454
Rental income	228,023	211,742	131,793

Total sales	$1,772,998	$1,747,922	$1,763,247

Net Income	$19,132	$35,106	$30,174
EBITDA	$84,069	$106,339	$101,714
Comparable store sales increase (decrease) (a)	0.1%	(2.7)%	(1.2)%
Stores opened	48	30	49
Stores closed	24	16	10
Number of stores open at end of period	724	700	686

(a)	Comparable store sales increase (decrease) is calculated on a 52-week basis, including sales from stores that have been open for at least 15 months and does not include sales from closed stores for all periods presented. In Fiscal 2012 through Fiscal 2014, as we developed our textbook rental business, comparable store sales reflected the retail selling price of a new or used textbook when rented, rather than solely the rental fees received, to provide a more representative comparable store sales figure. Beginning with the 26 weeks ended November 1, 2014, as a result of the significant expansion of the textbook rental business as compared to prior periods, our comparable store sales are determined based upon the actual revenue received from textbook rentals, and are no longer adjusted to reflect the equivalent textbook retail selling price.

The following table sets forth, for the periods indicated, the percentage relationship that certain items bear to total sales of the Company:

Financial Period	Fiscal 2015	Fiscal 2014	Fiscal 2013
Sales:
Product sales and other revenue	87.1%	87.9%	92.5%
Rental income	12.9	12.1	7.5

Total sales	100.0	100.0	100.0

Cost of sales and occupancy:
Product and other cost of sales and occupancy (a)	77.6	76.9	77.9
Rental cost of sales and occupancy (a)	57.5	61.6	67.0

Total cost of sales and occupancy	75.0	75.0	77.1

Gross margin	25.0	25.0	22.9
Selling and administrative expenses	20.3	18.9	17.2
Depreciation and amortization	2.8	2.7	2.7

Operating income	1.9	3.3	3.1
Interest expense, net	0.0	0.0	0.3

Income before taxes	1.9	3.3	2.8
Income taxes	0.8	1.3	1.1

Net income	1.1%	2.0%	1.7%

(a)	Represents the percentage these costs bear to the related sales, instead of total sales.

52 weeks ended May 2, 2015 compared with the 53 weeks ended May 3, 2014

Sales

The following table summarizes our sales for the 52 weeks ended May 2, 2015 and the 53 weeks ended May 3, 2014:

	52 weeks ended	53 weeks ended
Dollars in thousands	May 2, 2015	May 3, 2014
Product sales and other	$1,544,975	$1,536,180
Rental income	228,023	211,742

Total Sales	$1,772,998	$1,747,922

Our sales increased $25.1 million, or 1.4%, to $1.773 billion during the 52 weeks ended May 2, 2015 from $1.748 billion during the 53 weeks ended May 3, 2014. The inclusion of the 53rd week in the prior year contributed $14.6 million of additional sales in Fiscal 2014. Excluding the 53rd week, sales increased $39.7 million, or 2.3%, for the year. New store openings over the past year increased sales by $71.0 million, partially offset by closed stores, which decreased sales by $22.9 million.

Comparable store sales increased 0.1% for the comparable sales period with a decrease in comparable store sales dollars by $13.9 million, impacted by the 53rd week. General merchandise sales increased $22.2 million, or 4.7%, primarily due to strong emblematic apparel sales, partially offset by $17.9 million in decreased textbook sales as students continued to shift to lower priced rentals. General merchandise sales have continued to increase as our product assortments continue to emphasize and reflect the changing consumer trends and we evolve our presentation concepts and merchandising of product in stores and online.

We added 48 new stores and closed 24 stores during the 52 weeks ended May 2, 2015, ending the period with a total of 724 stores.

Cost of Sales and Occupancy

	52 weeks ended		53 weeks ended
Dollars in thousands	May 2, 2015	% of Related Sales	May 3, 2014	% of Related Sales
Product and other cost of sales and occupancy	$1,198,300	77.6%	$1,180,727	76.9%
Rental cost of sales and occupancy	131,125	57.5%	130,430	61.6%

Total Cost of Sales and Occupancy	$1,329,425	75.0%	$1,311,157	75.0%

Our cost of sales and occupancy as a percentage of sales remained flat at 75.0% during the 52 weeks ended May 2, 2015 compared to the 53 weeks ended May 3, 2014. Higher occupancy costs resulting from contract renewals increased cost of sales and occupancy as a percentage of sales by 60 basis points and comparisons to a prior year’s favorable LIFO adjustment of $7.7 million, increased cost of sales and occupancy as a percentage of sales by 45 basis points.

These variances were offset by a favorable sales mix of higher margin textbook rentals and general merchandise, which decreased costs of goods sold and occupancy as a percentage of sales by 65 basis points and margin improvements, primarily on textbook rentals, which decreased costs of goods sold and occupancy as a percentage of sales by 40 basis points.

Product and other cost of sales and occupancy increased by 70 basis points, primarily driven by the LIFO adjustment of 50 basis points and increased occupancy of 15 basis points. Rental cost of sales and occupancy decreased 410 basis points driven by higher rental margin of 740 basis points partially offset by increased occupancy of 330 basis points.

Gross Margin

	52 weeks ended		53 weeks ended
Dollars in thousands	May 2, 2015	% of Sales	May 3, 2014	% of Sales
Total Gross Margin	$443,573	25.0%	$436,765	25.0%

Our gross margin increased $6.8 million, or 1.6%, to $443.6 million during the 52 weeks ended May 2, 2015 from $436.8 million during the 53 weeks ended May 3, 2014. This increase was due to the matters discussed above.

Selling and Administrative Expenses

	52 weeks ended		53 weeks ended
Dollars in thousands	May 2, 2015	% of Sales	May 3, 2014	% of Sales
Total Selling and Administrative Expenses	$359,504	20.3%	$330,426	18.9%

Selling and administrative expenses increased $29.1 million, or 8.8%, to $359.5 million during the 52 weeks ended May 2, 2015 from $330.4 million during the 53 weeks ended May 3, 2014. Our selling and administrative expenses increased as a percentage of sales by 140 basis points to 20.3% from 18.9%. This rate increase included continued investments in Yuzu TM, our digital education platform, which increased $3.0 million, or 15 basis points, to $24.3 million for the 52 weeks ended May 2, 2015, as compared to $21.3 million in the comparable period a year ago. Excluding Yuzu TM, our selling and administrative expenses increased as a percentage of sales by 120 basis points, due primarily to higher store payroll and operating expenses, including benefits and marketing, which increased selling and administrative expenses as a percentage of sales by 60 basis points, planned infrastructure costs to support business growth, which increased selling and administrative expenses as a percentage of sales by 40 basis points, and separation-related costs, which increased selling and administrative expenses as a percentage of sales by 15 basis points.

Depreciation and Amortization

	52 weeks ended		53 weeks ended
Dollars in thousands	May 2, 2015	% of Sales	May 3, 2014	% of Sales
Total Depreciation and Amortization	$50,509	2.8%	$48,014	2.7%

Depreciation and amortization increased $2.5 million, or 5.2%, to $50.5 million during the 52 weeks ended May 2, 2015 from $48.0 million during the 53 weeks ended May 3, 2014. This increase was primarily attributable to additional capital expenditures.

Operating Profit

	52 weeks ended		53 weeks ended
Dollars in thousands	May 2, 2015	% of Sales	May 3, 2014	% of Sales
Total Operating Profit	$33,560	1.9%	$58,325	3.3%

Our operating profit decreased $24.8 million, or 42.2%, to $33.6 million during the 52 weeks ended May 2, 2015 from $58.3 million during the 53 weeks ended May 3, 2014. This decrease was due to the matters discussed above.

Interest Expense, Net

	52 weeks ended	53 weeks ended
Dollars in thousands	May 2, 2015	May 3, 2014
Interest Expense, Net	$210	$385

Net interest expense decreased $0.2 million, or 45.5%, to $0.2 million during the 52 weeks ended May 2, 2015 from $0.4 million during the 53 weeks ended May 3, 2014.

Income Taxes

	52 weeks ended		53 weeks ended
Dollars in thousands	May 2, 2015	Effective Rate	May 3, 2014	Effective Rate
Income Taxes	$14,218	42.6%	$22,834	39.4%

We recorded an income tax provision of $14.2 million during the 52 weeks ended May 2, 2015 compared with an income tax provision of $22.8 million during the 53 weeks ended May 3, 2014. Our effective tax rate was 42.6% for the 52 weeks ended May 2, 2015 compared with an effective tax rate of 39.4% during the 53 weeks ended May 3, 2014.

Net Income

	52 weeks ended	53 weeks ended
Dollars in thousands	May 2, 2015	May 3, 2014
Net Income	$19,132	$35,106

As a result of the factors discussed above, we reported net income of $19.1 million during the 52 weeks ended May 2, 2015, compared with net income of $35.1 million during the 53 weeks ended May 3, 2014.

53 weeks ended May 3, 2014 compared with the 52 weeks ended April 27, 2013

Sales

The following table summarizes our sales for the 53 weeks ended May 3, 2014 and the 52 weeks ended April 27, 2013:

	53 weeks ended	52 weeks ended
Dollars in thousands	May 3, 2014	April 27, 2013
Product sales and other revenue	$1,536,180	$1,631,454
Rental income	211,742	131,793

Total Sales	$1,747,922	$1,763,247

Our sales decreased $15.3 million, or 0.9%, to $1.748 billion during the 53 weeks ended May 3, 2014, from $1.763 billion during the 52 weeks ended April 27, 2013. The inclusion of the 53rd week contributed $14.6 million in additional comparable store sales in Fiscal 2014. New store openings increased sales by $63.2 million, partially offset by closed stores, which decreased sales by $21.2 million. Comparable store sales decreased sales by 2.7% or $73.5 million. Recognition of previously deferred rental revenues increased sales by $2.0 million for the 53 weeks ended May 3, 2014.

The comparable store sales decline of 2.7% was primarily attributable to lower product and other sales of $143.4 million driven by lower textbook sales, which decreased sales by $150.0 million as students continued to shift to lower priced textbook rentals, partially offset by higher general merchandise sales, which increased sales by $14.3 million. General merchandise sales have continued to increase as our product assortments continue to emphasize and reflect the changing consumer trends and we evolve our presentation concepts and merchandising of product in stores and on the web. Rental income increased by $79.9 million, impacted by an $11.8 million decrease as students shifted to lower priced used textbook rentals.

While comparable store sales percentages are adjusted for the impact of textbook rentals, sales dollars are negatively impacted by the continued growth of textbook rentals, which have a lower price than new or used textbooks, and a portion of rental sales are deferred over the rental period. As we expanded our textbook rental offerings, students have been shifting away from higher priced textbook purchases to lower priced rental options.

We added 30 new stores and closed 16 stores during the 53 weeks ended May 3, 2014, ending the period with a total of 700 stores.

Cost of Sales and Occupancy

	53 weeks ended		52 weeks ended
Dollars in thousands	May 3, 2014	% of Related Sales	April 27, 2013	% of Related Sales
Product and other cost of sales and occupancy	$1,180,727	76.9%	$1,270,381	77.9%
Rental cost of sales and occupancy	130,430	61.6%	88,250	67.0%

Total Cost of Sales and Occupancy	$1,311,157	75.0%	$1,358,631	77.1%

Our cost of sales and occupancy decreased as a percentage of sales to 75.0% during the 53 weeks ended May 3, 2014, from 77.1% during the 52 weeks ended April 27, 2013. This decrease was primarily due to a favorable sales mix of higher margin textbook rentals and a favorable LIFO adjustment, partially offset by higher occupancy costs as a percentage of sales resulting from contract renewals. Product and other cost of sales and occupancy decreased by 100 basis points, primarily driven by a 64 basis point decrease due to a $7.7 million favorable LIFO adjustment in Fiscal 2014 compared to a $(2.2) million unfavorable LIFO adjustment in Fiscal 2013. Rental cost of sales and occupancy decreased by 540 basis points, driven by a 694 basis point decrease due to increased rental margin and a favorable mix of used rentals, partially offset by a 157 basis point increase due to higher occupancy costs.

Gross Margin

	53 weeks ended		52 weeks ended
Dollars in thousands	May 3, 2014	% of Sales	April 27, 2013	% of Sales
Total Gross Margin	$436,765	25.0%	$404,616	22.9%

Our consolidated gross margin increased $32.1 million, or 7.9%, to $436.8 million during the 53 weeks ended May 3, 2014 from $404.6 million during the 52 weeks ended April 27, 2013. This increase was due to the matters discussed above.

Selling and Administrative Expenses

	53 weeks ended		52 weeks ended
Dollars in thousands	May 3, 2014	% of Sales	April 27, 2013	% of Sales
Total Selling and Administrative Expenses	$330,426	18.9%	$302,902	17.2%

Selling and administrative expenses increased $27.5 million, or 9.1%, to $330.4 million during the 53 weeks ended May 3, 2014 from $302.9 million during the 52 weeks ended April 27, 2013. Our selling and administrative expenses increased as a percentage of sales by 170 basis points to 18.9% from 17.2%. This increase was primarily due to increased infrastructure costs to support growth of the business of 69 basis points as well as a 126 basis points increase due to continued investments in Yuzu TM. We invested $23.8 million in Yuzu TM in Fiscal 2014, including $21.4 million of expenses, as compared to $7.4 million of expenses in the prior year.

Depreciation and Amortization

	53 weeks ended		52 weeks ended
Dollars in thousands	May 3, 2014	% of Sales	April 27, 2013	% of Sales
Total Depreciation and Amortization	$48,014	2.7%	$46,849	2.7%

Depreciation and amortization increased $1.2 million, or 2.5%, to $48.0 million during the 53 weeks ended May 3, 2014, from $46.8 million during the 52 weeks ended April 27, 2013. This increase was primarily attributable to additional capital expenditures.

Operating Profit

	53 weeks ended		52 weeks ended
Dollars in thousands	May 3, 2014	% of Sales	April 27, 2013	% of Sales
Total Operating Profit	$58,325	3.3%	$54,865	3.1%

Our consolidated operating profit increased $3.5 million, or 6.3%, to an operating profit of $58.3 million during the 53 weeks ended May 3, 2014 from an operating profit of $54.9 million during the 52 weeks ended April 27, 2013. This increase was due to the matters discussed above.

Interest Expense, Net

	53 weeks ended	52 weeks ended
Dollars in thousands	May 3, 2014	April 27, 2013
Interest Expense, Net	$385	$4,871

Net interest expense decreased $4.5 million, or 92.1%, to $0.4 million during the 53 weeks ended May 3, 2014 from $4.9 million during the 52 weeks ended April 27, 2013. This decrease was attributable to Barnes & Noble capital contributions, which lowered average intercompany balances and the related interest expense.

Income Taxes

	53 weeks ended		52 weeks ended
Dollars in thousands	May 3, 2014	Effective Rate	April 27, 2013	Effective Rate
Income Taxes	$22,834	39.4%	$19,820	39.6%

We recorded an income tax provision of $22.8 million during the 53 weeks ended May 3, 2014, compared with an income tax provision of $19.8 million during the 52 weeks ended April 27, 2013. Our effective tax rate was 39.4% and 39.6% for the 53 weeks ended May 3, 2014 and the 52 weeks ended April 27, 2013, respectively.

Net Income

	53 weeks ended	52 weeks ended
Dollars in thousands	May 3, 2014	April 27, 2013
Net Income	$35,106	$30,174

As a result of the factors discussed above, we reported consolidated net income of $35.1 million during the 53 weeks ended May 3, 2014, compared with consolidated net income of $30.2 million during the 52 weeks ended April 27, 2013.

Liquidity and Capital Resources

Historically, our primary sources of cash are net cash flows from operating activities, funds available under the B&N Credit Facility and short-term vendor financing.

Financial Period	Fiscal 2015	Fiscal 2014	Fiscal 2013
Cash and cash equivalents at beginning of period	$144,269	$55,420	$38,246
Net cash flows provided by operating activities	13,520	65,804	59,488
Net cash flows used in investing activities	(58,185)	(37,445)	(49,108)
Net cash flows provided by (used in) financing activities	(39,890)	60,490	6,794

Cash and cash equivalents at end of period	$59,714	$144,269	$55,420

Cash Flow from Operating Activities

Our business is highly seasonal. Cash flows from operating activities are typically a source of cash in the second and third fiscal quarters, when students generally purchase and rent textbooks for the upcoming semesters. Cash flows from operating activities are typically a use of cash in the first and fourth fiscal quarters, when sales volumes are materially lower than the other quarters. Our quarterly cash flows also may fluctuate depending on the timing of the start of the various school’s semesters, as well as shifts in fiscal calendar dates. These shifts in timing may affect the comparability of our results across periods.

Cash flows provided by operating activities during Fiscal 2015 were $13.5 million compared to $65.8 million during Fiscal 2014. This decrease of $52.3 million was primarily due to a $38.2 million receivable from Barnes & Noble which will be paid at the time of the Spin-Off.

Cash flows provided from operating activities during Fiscal 2014 were $65.8 million compared to $59.5 million during Fiscal 2013. This increase of $6.3 million was primarily due to timing differences created by the fiscal year end date, which ended May 3, 2014 in Fiscal 2014, as compared to April 27, 2013 in Fiscal 2013.

Cash Flow from Investing Activities

Our investing activities consist principally of capital expenditures for contractual capital investments associated with renewing existing contracts, new store construction, digital initiatives and enhancements to internal systems and our website.

Cash flows used in investing activities during Fiscal 2015 were $(58.2) million compared to $(37.4) million during Fiscal 2014. Capital expenditures totaled $48.5 million and $38.3 million during Fiscal 2015 and Fiscal 2014, respectively.

Cash flows used in investing activities during Fiscal 2014 were $(37.4) million compared to $(49.1) million during Fiscal 2013. Capital expenditures totaled $38.3 million and $38.8 million during Fiscal 2014 and Fiscal 2013, respectively.

Cash Flow from Financing Activities

Cash flows used in financing activities during Fiscal 2015 were $(39.9) million compared to inflows of $60.5 million during Fiscal 2014. During Fiscal 2015, we acquired the preferred membership interests from Microsoft and Pearson, resulting in a $76.2 million payment. The receipts in Fiscal 2014 represent net transfers from Barnes & Noble, including NOOK Media partnership activities.

Cash flows provided from financing activities during Fiscal 2014 were $60.5 million compared to $6.8 million during Fiscal 2013. The receipts in Fiscal 2014 represent net transfers from Barnes & Noble, including $41.4 million in corporate allocations and $20.4 million in capital contributions. The receipts in Fiscal 2013 include proceeds from Microsoft and Pearson for the issuance of the preferred membership interests, with the balance representing net transfers to Barnes & Noble, including $34.5 million in corporate allocations and $26.7 million in dividends.

Impact of Distribution from Barnes & Noble on our Financial Statements

Following the Spin-Off, we may incur additional costs associated with being an independent company in connection with establishing, or expanding, and maintaining our own stand-alone corporate functions, including finance, human resources, information technology, facilities, and legal for which we currently receive expense allocations from Barnes & Noble. See “Unaudited Pro Forma Financial Information.” These allocations are included in operating expenses and totaled $23.1 million, $19.1 million and $14.7 million for Fiscal 2015, Fiscal 2014 and Fiscal 2013, respectively. See Note 4 to our consolidated financial statements included elsewhere in this Prospectus for further details related to Barnes & Noble corporate allocations.

Management considers the expense allocation methodology and results to be reasonable for all periods presented. However, our financial statements do not necessarily include all of the expenses that would have been incurred had we been a separate, stand-alone entity and may not necessarily reflect our results of operations, financial position and cash flows had we been a stand-alone company during the periods presented. Furthermore, we may also incur additional costs associated with being a stand-alone publicly listed company that were not included in the expense allocations and, therefore, would result in additional costs that are not reflected our historical results of operations, financial position and cash flows. Nevertheless, we believe that cash flow from operations will be sufficient to fund the anticipated increases in corporate expenses.

Financing Arrangements

We are party to the B&N Credit Facility. The B&N Credit Facility provides for up to $1.0 billion in aggregate commitments under a five-year asset-backed revolving credit facility expiring on April 29, 2016. The B&N Credit Facility is secured by eligible inventory and accounts receivable with the ability to include eligible real estate and related assets. We are currently a borrower and co-guarantor of all amounts owing under the B&N

Credit Facility. Prior to or at the time of the Spin-Off, we will be released from all obligations, including as a borrower and a co-guarantor, under the B&N Credit Facility.

In connection with the Spin-Off, we expect to enter into a new five year revolving credit facility (the “New Credit Facility”) to fund working capital and other liquidity needs. The New Credit Facility is expected to provide (subject to availability under a borrowing base) for aggregate maximum commitments of approximately $400.0 million. We expect the New Credit Facility will be undrawn at the time of the Spin-Off.

We and certain of our subsidiaries will be permitted to borrow under the New Credit Facility. The New Credit Facility will be secured by substantially all of the inventory and accounts receivable and related assets of the borrowers and guarantors under the New Credit Facility (collectively, the “Loan Parties”), but excluding the equity interests in the Company and its subsidiaries, intellectual property, equipment and certain other property. The Company has the option to request the increase in commitments under the New Credit Facility by up to $100.0 million subject to certain restrictions. Interest under the New Credit Facility will accrue, at the election of the Company, at Base Rate or LIBO Rate, plus, in each case, an applicable interest rate margin, which is determined by reference to the level of excess availability under the New Credit Facility. Loans will initially bear interest at LIBOR plus 2.000% per annum, in the case of LIBO Rate borrowings, or at the alternate base rate plus 1.000%, in the alternative, and thereafter the interest rate will fluctuate between LIBOR plus 2.000% per annum and LIBOR plus 1.750% per annum (or between the alternate base rate plus 1.000% per annum and the alternate base rate plus 0.750% annum), based upon the excess availability under the New Credit Facility at such time. The New Credit Facility limits the our ability to, subject to customary exceptions, incur additional indebtedness, create liens, make investments, make restricted payments or specified payments and merge or acquire assets, among other things. In addition, if excess availability under the New Credit Facility were to fall below certain specified levels, certain additional covenants (including fixed charge coverage ratio requirements) would be triggered and the lenders will assume dominion and control over the Loan Parties’ cash.

We believe that our future cash from operations, access to borrowings under the New Credit Facility and short-term vendor financing will provide adequate resources to fund our operating and financing needs for the foreseeable future. Our access to, and the availability of, financing in the future will be impacted by many factors, including our credit rating, the liquidity of the overall capital markets and the current state of the economy. There can be no assurances that we will have access to capital markets on acceptable terms.

All outstanding debt under the B&N Credit Facility was recorded on Barnes & Noble’s balance sheet. Currently, we do not believe that our cash flow is needed to service any Barnes & Noble debt now or in the foreseeable future.

Contractual Obligations

The following table sets forth our contractual obligations as of May 2, 2015 (in millions):

Contractual Obligations	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Capital lease obligations	$0.3	$0.2	$0.1	$—	$—
School management contract and other lease obligations (a)	733.5	119.7	227.0	192.3	194.5
Purchase obligations (b)	5.0	4.7	0.3	—	—
Other long-term liabilities reflected on the balance sheet under GAAP (c)	—	—	—	—	—

Total	$738.8	$124.6	$227.4	$192.3	$194.5

(a)	Excludes obligations under store leases for property insurance and real estate taxes, which totaled approximately 2.8% of the minimum rent payments under those leases.

(b)	Includes information technology contracts.
(c)	Excludes $0.2 million of unrecognized tax benefits, for which we cannot make a reasonably reliable estimate of the amount and period of payment. See Note 13 to the Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements

As of May 2, 2015, we have no off-balance sheet arrangements as defined in Item 303 of Regulation S-K.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” analysis discusses our carve-out financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related footnotes. In preparing these financial statements, management has made its best estimates and judgments with respect to certain amounts included in the financial statements, giving due consideration to materiality. We do not believe there is a great likelihood that materially different amounts would be reported related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Revenue Recognition

Revenue from sales of our products is recognized at the time of sale or shipment. Revenue from sales of products ordered through our websites is recognized upon delivery and receipt of the shipment by our customers. Sales taxes collected from our customers are excluded from reported revenues. All of our sales are recognized as revenue on a “net” basis, including sales in connection with any periodic promotions offered to customers. We do not treat any promotional offers as expenses.

We rent both physical and digital textbooks. Revenue from the rental of physical textbooks is deferred and recognized over the rental period commencing at point of sale. Revenue from the rental of digital textbooks is recognized at time of sale. A software feature is imbedded within the content of our digital textbooks, such that upon expiration of the rental term the customer is no longer able to access the content. While the digital rental allows the customer to access digital content for a fixed period of time, once the digital content is delivered to the customer our performance obligation is complete. The Company offers a buyout option to allow the purchase of a rented book at the end of the semester. The Company records the buyout purchase when the customer exercises and pays the buyout option price. In these instances, the Company would accelerate any remaining deferred rental revenue at the point of sale.

Merchandise Inventories

Merchandise inventories, which consist of finished goods, are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method. Our textbook and trade book inventories are valued using the last-in first-out, or LIFO, method, where the related reserve was not material to the recorded amount of our inventories. There were no LIFO adjustments in Fiscal 2015 compared to a favorable LIFO adjustment of $7.7 million in Fiscal 2014 and an unfavorable LIFO adjustment of $(2.2) million in Fiscal 2013 recorded through the cost of goods sold.

Market value of our inventory is determined based on its estimated net realizable value, which is generally the selling price. Reserves for non-returnable inventory are based on our history of liquidating non-returnable inventory. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate the non-returnable inventory reserve. However, if assumptions based on our history of liquidating non-returnable inventory are incorrect, we may be exposed to losses or gains that could be material. A 10% change in actual non-returnable inventory would have affected pre-tax earnings by approximately $5.4 million in Fiscal 2015.

We also estimate and accrue shortage for the period between the last physical count of inventory and the balance sheet date. Shortage rates are estimated and accrued based on historical rates and can be affected by changes in merchandise mix and changes in actual shortage trends. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate shortage rates. However, if our estimates regarding shortage rates are incorrect, we may be exposed to losses or gains that could be material. A 10 basis point change in actual shortage rates would have affected pre-tax earnings by approximately $1.1 million in Fiscal 2015.

Rental Cost of Goods Sold

Physical textbooks out on rent are categorized as textbook rental inventories. At the time a rental transaction is consummated, the book is removed from merchandise inventories and moved to textbook rental inventories at cost. The cost of the book is amortized down to its estimated residual value over the rental period. The related amortization expense is included in cost of goods sold. At the end of the rental period, upon return, the book is removed from textbook rental inventories and recorded in merchandise inventories at its amortized cost. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate rental cost of goods sold. However, if our estimates regarding residual value are incorrect, we may be exposed to losses or gains that could be material. A 1% change in rental cost of goods sold would have affected pre-tax earnings by approximately $1.3 million in Fiscal 2015.

Research and Development Costs for Software Products

We follow the guidance in Accounting Standards Codification (ASC) 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed. Capitalization of software development costs begins upon the establishment of technological feasibility and is discontinued when the product is available for sale. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. Our products reach technological feasibility shortly before the products are available for sale and therefore research and development costs are generally expensed as incurred.

Stock-Based Compensation

Barnes & Noble sponsors the share-based incentive plans in which certain of our employees participate. The calculation of stock-based employee compensation expense involves estimates that require Barnes & Noble management’s judgment. These estimates include the fair value of each of the stock option awards granted, which is estimated on the date of grant using a Black-Scholes option pricing model. There are two significant inputs into the Black-Scholes option pricing model: (1) expected volatility and (2) expected term. Barnes & Noble estimates expected volatility based on traded option volatility of Barnes & Noble’s stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience under Barnes & Noble’s stock option plans and represents the period of time that stock option awards granted are expected to be outstanding. The assumptions used in calculating the fair value of stock-based payment awards represent Barnes & Noble management’s best estimates, but these estimates involve inherent uncertainties and the application of Barnes & Noble management’s judgment. As a result, if factors change and we use different assumptions, stock-based compensation expense could be materially different in the future. In addition, Barnes & Noble is required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If their actual forfeiture rate is materially different from their estimate, our stock-based compensation expense could be significantly different from what we recorded in the current period. See Note 7 to the Consolidated Financial Statements for a further discussion of Barnes & Noble’s stock-based incentive plans.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to determine stock-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in stock-based compensation expense that could be material. If actual results are not consistent with the assumptions used, the stock-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the stock-based compensation. A 10% change in our stock-based compensation expense would have affected pre-tax earnings by approximately $0.5 million in Fiscal 2015.

Other Long-Lived Assets

Our other long-lived assets include property and equipment and amortizable intangibles. We had $198.2 million and $208.4 million of amortizable intangible assets, net of amortization, at May 2, 2015 and May 3, 2014, respectively. These amortizable intangible assets relate to our customer relationships with our colleges and university clients. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and consider market participants in accordance with ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets. We evaluate long-lived assets for impairment at the school contract combined store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, we first compare the carrying amount of the assets to the school contract combined store level’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the school contract combined store level’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses totaled $0.01 million, $0.01 million and $0.2 million during Fiscal 2015, Fiscal 2014 and Fiscal 2013, respectively. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to calculate long-lived asset impairment losses. However, if actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material. A 10% decrease in our estimated discounted cash flows would not have materially affected the results of our operations in Fiscal 2015.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying balance sheet.

We had $274.1 million of goodwill and no unamortizable intangible assets (those with an indefinite useful life) at May 2, 2015 and May 3, 2014. ASC 350-30, Goodwill and Other Intangible Assets, requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. We perform a two-step process for impairment testing of goodwill as required by ASC 350-30. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with our carrying amount. The second step (if necessary) measures the amount of the impairment. We completed our annual goodwill impairment test as of the first day of the third quarter. In performing the valuations, we used cash flows that reflected management’s forecasts and discount rates that included risk adjustments consistent with the current market conditions. Based on the results of the step one testing, our fair value as of that date exceeded their carrying values; therefore, the second step of the impairment test was not required to be performed and no goodwill impairment was recognized. Goodwill is subject to risk of impairment if our digital projections fall short of expectations. A 10% decrease in our estimated discounted cash flows in the evaluation of goodwill and unamortizable intangible assets would result in the failure of the first step in our goodwill impairment test. The second step related to our goodwill testing would then need to be performed to determine the potential impact, if any, on the results of operations.

Income Taxes

Judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In the ordinary course of business, tax issues may arise where the ultimate outcome is uncertain. Additionally, our tax returns are subject to audit by various tax authorities. Consequently, changes in our estimates for contingent tax liabilities may materially impact our results of operations or financial position. A 1% variance in our effective tax rate would have affected our results of operations in Fiscal 2015 by $0.3 million.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. We have not yet selected a transition method nor have we determined the impact of adoption on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We limit our interest rate risk by investing certain of our excess cash balances in short-term, highly-liquid instruments with an original maturity of one year or less. We do not expect any material losses from our invested cash balances and we believe that our interest rate exposure is modest. As of May 2, 2015, our cash and cash equivalents totaled approximately $59.7 million. A 25 basis point increase in interest rates would have increased our interest income by $0 million in Fiscal 2015. Conversely, a 25 basis point decrease in interest rates would have reduced interest income by $0 million in Fiscal 2015.

We may from time to time borrow money under the B&N Credit Facility at various interest rate options based on the Base Rate or LIBO Rate (each term as defined therein) depending upon certain financial tests. Accordingly, we may be exposed to interest rate risk on borrowings under Barnes & Noble’s credit facility. We had no borrowings under B&N Credit Facility at May 2, 2015 and May 3, 2014. A 25 basis point increase in interest rates would have increased our interest expense by $0 million in Fiscal 2015. Conversely, a 25 basis point decrease in interest rates would have reduced interest expense by $0 million in Fiscal 2015.

We do not have any material foreign currency exposure as nearly all of our business is transacted in United States currency.

BUSINESS

Our Mission

Our mission is to enhance the academic and social purpose of educational institutions. We do this by delivering essential educational content and tools within a dynamic retail environment. We improve academic outcomes, provide value and support to students and create loyalty and retention, while supporting the financial goals of the colleges and universities we serve.

Industry Overview

The market for educational materials is undergoing unprecedented change. Overall spending on education, including tuition, continues to increase dramatically. As tuition and other costs rise, colleges and universities face increasing pressure to attract and retain students and provide them with innovative, affordable educational content and tools that support their educational development. The demand for alternative forms of educational materials, including digital, media-rich content and study aids, is growing rapidly as educational platforms continue to evolve.

Students and faculty can now choose from a wider variety of educational content and tools than ever before, delivered across both traditional and digital platforms. In addition to the campus bookstore, course materials are sold through off-campus bookstores, e-commerce outlets, digital platform companies, publishers’ direct sales to institutions and students and student-to-student marketplaces. The evolving market for educational content is increasingly competitive, with a broad array of content providers, digital content delivery platforms, educational enterprise providers and campus store operators that compete to serve this approximately $13 billion market in educational books alone. Our efforts are aimed at providing solutions that can help students achieve success in their coursework. For example, adaptive texts and resources, which seek to improve student outcomes by personalizing the learning experience, are increasingly popular, as are multimedia materials. Whereas some companies are creating digital delivery systems that would seek to make traditional textbooks obsolete, others are developing new technologies to complement traditional offerings.

The traditional college bookstore market is very fragmented, with approximately 4,500 college and university affiliated bookstores nationwide, according to the National Association of College Stores (NACS). Approximately 52% of college and university affiliated bookstores are owned and operated by the college or university (institutional stores). The campus store continues to be the main source for books, course materials and general merchandise such as school-branded apparel and gifts, computer products, school and dormitory supplies, café and convenience items. According to NACS, college and university store sales totaled approximately $10.3 billion during 2012.

Historically, increasing enrollment has been a significant driver of sales growth at campus bookstores, a trend that is expected to continue. According to the National Center for Education Statistics of the U.S. Department of Education (NCES), total enrollment in post-secondary degree-granting institutions is expected to increase 13.9%, from 21.0 million in 2012 to 23.9 million in 2022 driven by increased demand for educational services.

Source: U.S. Department of Education, 2013

The way course materials are distributed and consumed is changing significantly, a trend that is expected to continue. Whether it is a start-up promoting free online textbooks and generating revenue from related services, institutions licensing digital materials and providing them to students for a fee or the surge of textbook rental programs in campus bookstores and online platforms, it is clear that significant change in the distribution of course materials is already underway. However, today, traditional print textbooks sold remain the first choice of students, according to the Student Monitor LLC, with 77% preferring a physical textbook (whether new, used, purchased or rented) over other options. In addition, printed course materials are the primary instructional resource for most courses and the highest revenue generator for most higher education publishers.

Market Opportunity

We are positioned for growth based on both the strength of the current traditional campus bookstore business and current competitive dynamics in the market for digital distribution of course materials.

•	A Majority of Traditional Campus Bookstores Have Yet to be Outsourced: Approximately 52% of college and university affiliated bookstores in the United States are operated by their respective institutions. This presents a significant opportunity to increase market share and to continue to expand our store footprint.

•	Third-Party Operators Are Better Able to Manage the Increasingly Complex Operations of Campus Bookstores: It takes an increasing amount of technological and operational expertise to operate a modern campus bookstore that meets the needs of today’s students and faculty. As the delivery of educational materials continues to evolve, driven in large part by the growth of rentals and digital content, during the current fiscal year there has been an increasing trend towards outsourcing of bookstore operations to third party operators (including operators who have not traditionally operated campus bookstores).

•	Direct Relationship with a Coveted Demographic: Due to their disproportionate impact on trendsetting and early adoption, marketing to college students is important for many brands as they seek more effective methods of engaging this audience. The importance of this demographic provides a significant opportunity to further monetize our direct relationship with more than 5 million students, both during and beyond their college years.

•	Increased Use of Online and Digital Platforms: Students and faculty are increasingly relying on online and digital platforms as a means to discover, consume and share educational content. We benefit from our direct relationship with students and faculty and expect the adoption of our developing YuzuTM digital education platform and its innovative solutions to increase significantly as students and faculty become more reliant on online and digital platforms.

•	Ability to Deliver Non-Traditional Educational Content: Rising educational costs and changing market dynamics are driving demand for non-traditional educational content, including online coursework and supplemental materials. We believe our experience, understanding of customer needs and trends and strong customer and publisher relationships positions us well to meet this demand.

•	Highly-Fragmented Educational Content Market Presents Opportunity for Consolidation: As the market for educational content evolves, we believe there will be a significant opportunity to increase our market share.

Business Overview

We are one of the largest contract operators of bookstores on college and university campuses in the United States. We create and operate campus stores that are focal points for college life and learning, enhancing the educational mission of the institution, enlivening campus culture and delivering an important revenue stream to partners. We typically operate our stores under multi-year management service agreements granting us the right to operate the official college or university bookstore on campus. In turn, we pay the school a percentage of store sales and, in certain cases, a minimum fixed guarantee.

As of May 2, 2015, we operated 724 stores nationwide, which reach 24% of the total United States college and university student enrolled population. Our stores are operated under 453 contracts, some of which cover multiple store locations, and 154 of our college and university affiliated bookstores are co-branded with the Barnes & Noble name. We build relationships and derive sales by actively engaging and marketing to over 5 million students and their faculty on the campuses we serve and a full assortment of items in our campus stores, including course-related materials, which include new and used print textbooks and digital textbooks, all of which are available for sale or rent, emblematic apparel and gifts, trade books, computer products, school and dorm supplies, convenience and café items and graduation products. We are a multi-channel marketer, and our largest growth area is sales through the school-branded e-commerce sites we operate for each store, allowing students and faculty to purchase textbooks, course materials and other products online.

Our operating philosophy is to cement the campus bookstore as the students’ first choice for course materials and merchandise and deliver a dynamic and relevant retail social hub for students, faculty and the entire campus community that is a significant financial asset for our school partners.

Fiscal 2015 was a very strong year for new store signings, and we continue to have a strong pipeline of prospective new business. During the year ended May 2, 2015, we opened 48 new stores with estimated first year annual sales of $90 million. In addition, as of June 18, 2015, we have signed additional contracts for another 24 new stores with estimated first year annual sales of $48 million. We expect these new stores to open during our fiscal year 2016.

Beyond the anticipated growth of the traditional campus bookstore business, we have made, and will continue to make, significant investments in digital education, including the launch of YuzuTM, our digital education platform that provides access to a wide range of rich, engaging content, including one of the largest catalogs of digital textbooks and consumer titles applicable to the higher education market.

Our Ecosystem

We leverage our physical bookstores, e-commerce sites and digital platform to serve and interact with the key constituents in our business ecosystem.

We work with colleges and universities to transform the campus bookstore into a destination that enhances social and academic experiences. We offer students a customized retail experience, including, we believe, the largest inventory of used and rental titles, as well as a number of other affordable textbook solutions, including digital textbooks and our Flexible Course Fee Solution. We also operate and manage our schools’ websites for course materials and general merchandise which includes emblematic apparel and gifts and school supplies. We provide faculty with valuable tools, resources and insights that allow them to gain a deeper understanding of student needs and higher education trends. We also offer over 7,000 publishers access to one of the largest distribution networks of college education materials in the United States, which includes access to YuzuTM, the next generation digital content distribution platform that we are developing.

Strengths

We are more than just a provider of course materials and merchandise; we work as a true partner with colleges and universities, acting as a valuable support system for students and faculty. We deliver an attractive retail and digital learning experience driven by innovation, advanced technologies and a deep understanding of the evolving needs and behaviors of our customers. We believe our competitive strengths to be:

•	Large Footprint with Well-Recognized Brand: We are one of the largest operators of bookstores on college and university campuses in the United States, with 724 stores in 42 states and the District of Columbia as of May 2, 2015, which reach 24% of the total United States college student enrolled population. Our brand, Barnes & Noble, is virtually synonymous with bookselling, and we believe it is one of the most widely recognized and respected brands in the United States. Our large footprint and well-known brand not only support our marketing efforts to universities, students and faculty but it is also important for leading publishers who value and rely on us as one of their primary distribution channels.

•	Stable, Long-Term Contracts: We operate our stores under management contracts with colleges and universities that are typically for five year terms with renewal options. From Fiscal 2013 through Fiscal 2015, 93% of these contracts were renewed or extended, often before their termination dates. In addition, these contracts are financially beneficial to us as we typically pay the college or university a percentage of our sales, including certain contracts with minimum guarantee payments. Therefore, the occupancy costs for each space are primarily a function of how successful each store is. This arrangement is also beneficial to the colleges and universities, providing them with an incentive to encourage their students and faculty to shop at our affiliated stores.

•	Well-Established Relationships: We have strong partnerships with college and university administrators, which are reflected by our average relationship tenure of 15 years. We generate value for our college and university partners, and our relationships are supported by innovative engagement programs and educational initiatives together with a decentralized management structure that empowers local teams to make decisions based on the local campus needs and foster collaborative working relationships. We have long term relationships with over 7,000 publishers as well as a unique strategic partnership with Pearson Education, Inc. In addition, our stores serve as social hubs for over 5 million students and their faculty that we serve, allowing us to forge deep customer relationships and incorporate systems that seamlessly link bookstore technology with most student and faculty facing platforms.

•	Attractive Business Model: We have a flexible business model with excellent visibility based on a deep understanding of our customers and their needs, minimal sensitivity to the economic cycle and ability to typically achieve profitability within the first year of operation. As the official, contracted provider for bookstore services, we have an established position with direct access to the students and faculty on the campuses we serve. This translates into relatively modest customer acquisition costs and high customer conversion and retention rates, unlike an online-only competitor that typically invests millions of dollars to gain access to its target customers, and then increases its customer retention costs to convert and retain those customers. Millennials (born between 1981 and 2000) are our core student customer, representing over $170 billion of purchasing power per year, according to comScore, and are just forming brand loyalties.

•	Agile Technologies: Our highly-adaptable technology platforms allow us to effectively address the ever-changing landscape of course materials and formats and to be responsive to emerging sales trends and changing customer behaviors.

•	Track Record of Innovation: Our flexible research channels help us stay ahead of the rapidly changing needs and behaviors of our customers and pro-actively respond with dynamic solutions to the needs of the customer constituency we serve. This commitment fuels our innovation and leadership in areas such as digital education with YuzuTM, affordable course materials and student engagement.

•	Seasoned Management Team: We have an experienced senior management team with a proven track record, an expertise in college bookstore outsourcing and content distribution and demonstrated marketing and retail operational expertise.

Strategies

Our primary business strategies to grow our business are as follows:

•	Increase Sales at Existing Bookstores: We intend to increase sales at our existing bookstores through new product offerings, enhanced marketing efforts using mobile and other technologies, increased local social and promotional offerings and expanded sales channels to both new customers and alumni. We expect sales growth at our existing bookstores will be a driver for growth in our business.

•	Increase Market Share with New Accounts: Historically, new store openings have been an important driver of growth in our business. For example, we increased our number of stores from 636 at the beginning of Fiscal 2012 to 724 as of May 2, 2015. Looking forward, approximately 52% of college and university affiliated bookstores in the United States are operated by their respective institutions. Moreover, we operate bookstores representing only 18% of all college and university affiliated bookstores in the United States. As more and more universities decide to outsource the management of their bookstores, we intend to aggressively pursue these opportunities and bid on these contracts. Based on the continuing trend towards outsourcing in the campus bookstore market, we expect awards of new accounts resulting in new store openings will continue to be an important driver of future growth in our business. We are in a unique position to offer academic superstores to colleges and universities.

•	Grow digital sales by accelerating marketing, product development efforts and the acquisition of content to support the Yuzu™ digital education product: Yuzu™, our digital education platform, offers not only electronic reading and note-taking functionality but also engaging supplemental content that we provide in conjunction with strategic publisher partners. Accelerating our product development and content acquisition efforts for Yuzu™ will enable us to access the growing educational technology market on a national level by leveraging our existing campus relationships with faculty and students. We believe that as textbooks continue to convert to digital and students and faculty demand increased functionality and content from their online platforms, the digital solutions we offer through Yuzu™ will help grow digital sales both on a school-by-school basis in the institutions we serve and on a national basis.

•	Expand opportunities through acquisitions and strategic partnerships: We believe that acquisitions and strategic partnerships will be a pillar of our growth strategy in the future. We intend to pursue strategic relationships with companies that enhance our educational services or distribution platform or that create compelling content offerings. For example, our recently announced strategic investment in Flashnotes.com, an online marketplace for college students to buy and sell student created, course-specific study materials, aligns with one of the key objectives of the separation, which is to pursue opportunities in the growing educational services market. We will promote Flashnotes.com at partner schools to help improve academic outcomes and drive the power of peer to peer learning. We may also expand our current suite of digital content offerings and platform through acquisitions, internal or third party software development and strategic partnerships. Expansion into new educational verticals and markets, such as K-12, vocational and international markets, will be opportunistically evaluated.

Products & Services

We currently serve the academic and social needs of approximately 24% of the students enrolled in U.S. higher education.

Traditional Products and Services

•	Textbook and Course Material Sales: Textbooks continue to be a core product offering of our business. We work directly with faculty to insure the correct textbooks are available in required formats before the start of classes. We provide students with affordable textbook solutions and educate them about each format through e-mail, social media engagement and new student orientation programs and in our stores.

•	Textbook and Course Material Rentals: We are an industry leader in textbook rentals. An increasing number of students now rent from our robust title list. The majority of all titles are available for rent. These include custom course packs and adaptive learning materials, along with traditional textbooks. In addition, during Fiscal 2014, we began offering a convenient buyout option to allow the customer to purchase the rented book at the end of the semester, thereby enhancing our revenue and improving our inventory management processes.

•	General Merchandise: General merchandise sales are generated in-store, as well as online through school-branded e-commerce sites. Our stores feature collegiate and athletic apparel relating to a school and/or its athletic programs and other custom-branded school spirit products, technology, supplies and convenience items. We offer a comprehensive athletic merchandise program that leverages innovative promotional campaigns and showcases the apparel industry’s top selling performance apparel categories from leading brands including Under Armour and Nike. Other merchandise, such as laptops and other technology products, notebooks, backpacks, school and dormitory supplies and related items are also offered. In addition, we operate 78 customized cafés and 17 stand-alone convenience stores featuring Starbucks coffee as well as diverse grab-and-go options including organic, vegan and gluten-free, and ethnic fare for students on the move. These offerings increase traffic and the amount of time customers spend in our stores.

•	Trade: We carry an extensive selection of trade, academic and reference books along with education toys and games and schedule store events, such as author signings, that extend to the entire community. The majority of our bookstores carry the most popular campus bestsellers along with academically relevant titles.

Technology Platform and Services

•	Digital Education Platform (Yuzu™): Launched in the spring of 2014, the YuzuTM digital education platform is our innovative cloud-based approach to digital learning and content delivery that may be accessed via the web or mobile app. Built by a team drawn from many of the best technology companies, Yuzu™ is focused on enabling educational content that was “born digital” to reach its fullest potential. For students, Yuzu™ combines an electronic reading and note-taking experience in a simple app, with access to a rich, engaging catalog of content. It allows students to replace or supplement multiple textbooks with an app that holds and organizes all their digital content, by course and term, annotate and highlight text, add bookmarks and “sticky notes” to important pages and use a keyword search function to find a desired passage or annotation using an interface that is simple and easy to use. Using the same platform educators will be able to share their own content more easily. Yuzu’s self-authoring and publishing tool will allow educators to create and publish custom texts reflecting course-specific needs and objectives, granting students more flexibility in their course material options. Students, faculty, institutions and their communities have access to the cloud-based Yuzu™ platform wherever they have internet access. Yuzu™ product offerings also are integrated into the campus bookstore experience. The product is enriched by our strategic partnership with Pearson Education, the largest higher education publisher, who provides content and contributes strategic insights.

•

e-Commerce Platform: With an active digital community of over 4.4 million customers, our custom-branded school websites drove over $360 million of sales in Fiscal 2015, with transactions up over 14% over the prior fiscal year. Designed to appeal to students, parents and alumni, the school-branded sites offer simple and seamless textbook purchasing with free in-store pick up or shipping to any location, general merchandise promotions and collections that are customized to the individual user, as well as faculty course material adoption tools and customer service support. Our segmentation strategy has allowed us to connect and personalize our promotions directly to new students, parents and alumni, helping drive our online general merchandise sales. Additionally, our access to alumni through university alumni offices, including over 615,000 alumni with existing customer accounts, allows us to leverage our digital marketing strategies focused on athletic Game Day and other milestone events for further general merchandise penetration in school-spirit apparel and related items.

•	FacultyEnlightTM: Our proprietary online platform enhances content search, discovery and adoption (i.e., textbook selection) by faculty on each campus. Faculty members using FacultyEnlightTM are able to:

•	compare and contrast key decision-making factors, such as cost to students and format availability;

•	read peer product reviews; and

•	contribute fresh perspectives and experiences and see what textbooks are being used by colleagues at other colleges and universities.

This wealth of available information enables faculty to find and select the course materials that are both relevant to their subject matter and affordable to their students.

•	Campus Connect TechnologiesTM: We enhance the academic and social purpose of higher education institutions by integrating our technology and systems with the school’s technology and organizational infrastructure, to forge a bond with the school and its constituencies. Our customizable technology delivers a seamless experience that enables faculty to research and select, and enables students to find and purchase, the most affordable course materials, maximizing savings and sales Campus Connect TechnologiesTM platform includes:

•	Simple Registration Integration: By linking the online course registration process to the bookstore’s e-commerce site, students can easily find their specific required course materials and purchase those materials immediately. They can view the list of necessary course materials and select their preferred format, delivery and payment method.

•	Seamless LMS Integration: By tying directly into the school’s Learning Management System (LMS), faculty and students are able to easily purchase their course materials and leverage our single-sign on functionality. This enables stronger connection between student and faculty as well as the campus bookstore.

•	Real-Time Financial Aid Platform: To help simplify financial aid transactions, we provide a sophisticated, Student Financial Aid (SFA) platform that works in real-time and is fully-integrated with any college or university’s financial aid systems and point-of-sale technology. This integration provides a direct and simple way for students to use their financial aid dollars in our stores and online.

•	Dynamic Point of Sale (POS) Platform: We deliver a fast and streamlined checkout experience, greatly expediting and simplifying a student’s shopping experience. Campus debit cards, financial aid and all major forms of tender are fully integrated, allowing students to check out from any register, regardless of the form of payment.

•	Flexible Course Fee Solution: Through this model, all required course materials for a particular course or program are included in the cost of tuition. Students are guaranteed the course materials they need in the format they prefer. Course materials can be picked up at the campus store, shipped directly to the student or delivered digitally.

Stores

As of May 2, 2015, we managed 724 bookstores nationwide across 42 states and the District of Columbia, serving over 5 million students and their faculty. During the period of April 2012 through May 2015, the number of stores we operated increased by 77, or approximately 12%, from 647 to 724, as a result of the increased demand for outsourcing in this market and the awarding of contracts for stores previously run by our competitors.

Store Count Over Time

	Fiscal Year
	2015	2014	2013	2012	2011
Stores open at beginning of period	700	686	647	636	637
Stores opened during the period	48	30	49	32	15
Stores closed during the period	(24)	(16)	(10)	(21)	(16)

Stores open at end of period	724	700	686	647	636

Formats

As of May 2, 2015, we operated 688 bookstores in our traditional format on campuses of state universities, private universities and community colleges of various sizes. Our typical bookstore is located on campus in a location convenient to students and faculty. We also operate 36 academic superstores at select major campuses, including the Harvard Coop, University of Pennsylvania, Yale University, the College of William and Mary, Boston University, DePaul University, Vanderbilt University and Georgia Institute of Technology. Our academic superstores include a café and carry a large selection of trade and reference books, as well as our campus bookstore offerings of course-required textbooks, supplies, emblematic clothing and gifts. Our academic superstores are positioned in locations that attract customers from the neighborhood community as well as students and faculty from the college or university. They are open extended hours and have ongoing events such as author signings. These stores differ from our traditional-format stores because the majority has a customer base that includes the general public and sales which are less dependent on course-required materials.

Contracts

Our stores are typically operated under management agreements with the college or university to be the official university bookstore and the exclusive seller of course materials and supplies, including physical and digital products sold in-store, online or through learning management systems. Agreements are typically five years with renewal options, but can range from one to 15 years, and are typically cancelable by either party with 90-120 days’ notice. We pay the school a percentage of sales for the right to be the official college or university bookstore and the use of the premises; more than half of our agreements do not have a minimum guaranteed amount to be paid to our partners. In addition we have the non-exclusive right to sell all items typically sold in a college bookstore both in-store and on the web, including emblematic apparel and gifts, computer products, school and dorm supplies, café and convenience items and graduation products. We also have the ability to integrate our systems with the university’s systems in order to accept student financial aid, university debit cards and other forms of payment. We are able to obtain student and faculty email lists for direct communication which provide for seamless integration into the university community.

Over the past three years, we have renewed 93% of our agreements, with the majority of the agreements being renewed before their expiration dates and without going through a formal bid process.

Staffing

Our management team includes experts in marketing, merchandising and store operations and tenure that is unique in our industry. Field management includes territory vice presidents and regional managers supervising multiple store locations. Our store and marketing vice presidents have been with us for an average of 26 years, while our regional managers’ average tenure is 15 years and our store managers’ average tenure is 10 years.

Each of our stores generally employs a store manager and assistant store manager, a textbook manager and a range of full- and part-time booksellers, with the larger stores staffed with up to approximately 200 employees during peak seasons. The large employee base provides us with experienced booksellers to fill positions in new stores. We maintain a dynamic industry leading management development program, Leadership Edge, which delivers multi-platform training to support continuous growth and development of all positions in our field leadership and store teams. In addition, over 200 student employees were selected to participate in The Bestseller Management Program, which generates a steady stream of knowledgeable retail professionals who are critical to support our growth strategies. We anticipate that a significant percentage of the talent required to manage our new stores will continue to come from within our existing operations.

Field management for all of our stores, including territory vice presidents, regional managers and store managers, participate in an incentive program tied to store productivity. We believe that the compensation of our field management is competitive with that offered by other specialty retailers of comparable size.

Merchandising and Supply Chain Management

Our purchasing procedures vary by product type (textbooks, general merchandise or trade books). Purchases are made at the store level based on the relationships our managers have with the faculty, with strategic corporate oversight, while maintaining appropriate inventory levels. After titles are adopted for an upcoming term, we determine how much inventory we will need to purchase based on several factors, including student enrollment and the previous term’s textbook sales history. We first use our automated sourcing systems to determine if our stores have the necessary new or used books on hand and may transfer the inventory to the appropriate store. After internal sourcing, we purchase books from outside suppliers. As part of our contracts with institutions, we guarantee that we will order textbooks for all courses.

Our primary suppliers of new textbooks include Pearson Education, Cengage Learning, McGraw-Hill, MPS, MBS Textbook Exchange, Inc. (“MBS”), and John Wiley & Sons. Our primary suppliers of used textbooks are students, through returns of previously rented books, and MBS. The stores offer a Cash for Books program in which students can sell their books back to the store at the end of the semester. Buybacks are heaviest in December and May. Students typically receive 50% of the price they originally paid for the book if it has been adopted for a future class or the current wholesale price if it has not. Both unsold textbooks and trade books are generally returnable to publishers for full credit. For textbook sales and rentals, we utilize our sophisticated inventory management platforms to manage pricing and inventory across all our stores.

The larger stores feature an expanded selection of trade books and use the Barnes & Noble Book Master system, a proprietary merchandising system licensed from Barnes & Noble. Our home office merchants meet with publishers on a regular basis to identify new titles and trends to support this changing business. In the smaller stores, trade (general reading) book purchasing is controlled at the store level.

General merchandise vendors and products are initially selected by our home office merchants using the analytics and insights from our planning and allocation systems. This data is used to establish benchmarks across school type, region and the socio-economics of each of our partner institution’s student base to help local store management team forecast sales and trends. Recommended assortments are provided to the stores, and stores then make selections based on the perceived needs of each campus, reaching back out to the home office merchants with their recommendations on any additional campus specific needs.

Marketing

Students

Our expertise in millennial marketing is supported by our active digital community of over 4.4 million, which includes engaged email subscribers and our continuous dialogue with customers on our school-customized social media channels, including Facebook, Instagram and Twitter, as well as our student blog, The College Juice. Our exclusive Student POV online panel, consisting of thousands of students nationwide, helps us understand their attitudes, values and behaviors. Using a marketing automation platform, we segment students based on demographics and purchasing behavior to ensure the right audience receives the relevant message and experience. Our dynamic email campaigns educate students on format and affordability options as well as ongoing promotions from game day to graduation. Through our search engine marketing strategies, we have been able to grow online textbook and apparel sales significantly.

One example of our commitment to turning our research insights into action is our Igniting the New Student Connection initiative. We connect with new students starting with their acceptance letters, allowing us to capture textbook sales from day one and building loyalty with new students, and their parents, that continues over the lifecycle of their academic experience.

As rewarding and helpful as our connections are for new students, they also drive revenue. Nationwide, during the current fiscal year, we have built more than 650,000 connections with incoming students and their parents, resulting in increased revenue for our campus partners. These efforts have also significantly slowed the decline in textbooks sales for the first time in the last four fiscal years as students return to shop our campus bookstores. We also form the same personal connections with the alumni base, creating a customized loyalty program that builds and enhances relationships with them while driving revenue for the bookstore. We have connected with over 615,000 new alumni customers since Fiscal 2013 who helped drive our biggest online general merchandise sales day in our history on CyberMonday 2014.

Faculty

As a partner and year-round support system for faculty, we conduct extensive research, gaining insights into what faculty need and want from the campus store. These insights lay the foundation to develop and nurture collaborative, productive relationships with faculty, providing valuable tools and resources, including education and training materials, as well as relevant and up-to-date information on industry trends.

A key component of our Igniting the Faculty Connection initiative is our FacultyEnlightTM online platform, which enhances the adoption experience while ensuring course material revenue remains on campus. As with all of our strategies, we began development of FacultyEnlightTM by conducting extensive, nationwide research, gathering feedback on faculty preferences, needs and challenges when it comes to the textbook adoption process. FacultyEnlightTM provides us a direct line to faculty to deliver our affordability message, effectively minimizing publisher disintermediation and further enhancing our relationships.

Brand Partnerships

As an official partner to the colleges and universities we serve, we are in a unique position to provide leading brands the ability to directly access our 5 million students. Our partnership marketing team, Barnes & Noble College Marketing (“BNCM”), builds and maintains partnerships with companies such as Adobe, zipcar, Verizon and Sony PlayStation. BNCM is a full-service youth marketing agency that works in partnership with our network of 724 college and university affiliated bookstores and e-commerce sites to deliver a portfolio of marketing capabilities for brands looking to connect with the college consumer. It supports our mission to be a social hub and destination on campus with offerings and events geared toward the student audience.

Technology

We use technology from a variety of leading industry providers. This approach reduces the risk of being dependent on a single supplier for our technology needs.

Store technology is focused on the customer experience and connects into our main data centers for backend processing and reporting. Our store technologies integrate with the colleges’ and universities’ technology ecosystem, including their student financial aid systems, student information system, learning management system and faculty material discovery/adoptions to provide a seamless on-campus experience. Beyond our brick and mortar stores, our websites fulfill needs of students, faculty, administration and alumni by offering textbooks and general merchandise at all times. Additionally, our agile technology allows for “pop-up” stores to be quickly operational in support of sporting events and peak busy seasons. These pop-up stores utilize the same technologies as our traditional stores in order to maintain data security and the overall customer experience.

Technologies supporting all stores reside within our production data centers. These data centers are leased space within global co-location provider facilities. Our two primary production co-location spaces are located in New Jersey and Georgia. In addition to this co-location space, Cloud services are leveraged from leading providers to allow for flexible on-demand capacity and increased resiliency. We continuously monitor all environments and leverage outside consultants to perform security and integrity validation of our locations and data.

Competition

Approximately 52% of college and university affiliated bookstores in the United States are operated by the educational institutions themselves. The following companies compete directly with us: Follett Corporation, a contract operator of campus bookstores, which recently acquired Nebraska Book Company, a contract operator of on-campus and off-campus bookstores; Amazon.com, an e-commerce operator and a provider of contract services to colleges and universities; BBA Solutions, a college textbook retailer; Chegg.com, an online textbook rental company; CourseSmart, a digital course materials provider; Akademos, a virtual bookstore and marketplace for academic institutions; Rafter, a course materials management solution for higher educational institutions; bn.com, the e-commerce platform of Barnes & Noble and MBS Direct, an online bookstore provider.

Publishers are increasing efforts to sell directly to students, and technology companies, such as Apple, Google and Blackboard, are also increasing their digital offerings to students. In addition, student-to-student transaction are taking place on campuses and over the Internet.

Employees

As of May 2, 2015, we had approximately 5,300 full time and regularly scheduled part-time employees. In addition, we typically hire approximately 10,000 or more additional temporary employees during peak periods. Our employees are not represented by unions, with the exception of 30 employees, and we believe that our relationship with our employees is good.

Facilities

We lease approximately 74,000 square feet of space for our corporate headquarters in Basking Ridge, New Jersey pursuant to a lease that expires in October 2020. We also lease approximately 34,000 square feet of space in Mountain View, CA pursuant to a lease that expires in December 2019.

Legal Proceedings

We are involved in a variety of claims, suits, investigations and proceedings that arise from time to time in the ordinary course of its business, including actions with respect to contracts, intellectual property, taxation, employment, benefits, securities, personal injuries and other matters.

The litigation matter described below is the only material legal proceeding in which we are involved. Under the Separation Agreement, Barnes & Noble will indemnify us against any expenses and liabilities incurred in connection with the matter.

Adrea LLC v. Barnes & Noble, Inc., NOOK Digital LLC (formerly known as barnesandnoble.com llc) and NOOK Media LLC

On June 14, 2013, Adrea LLC (“Adrea”) filed a complaint against Barnes & Noble, NOOK Digital LLC (formerly known as barnesandnoble.com llc) and NOOK Media LLC (“Barnes & Noble”) in the United States District Court for the Southern District of New York alleging that various Barnes & Noble NOOK products and related online services infringe U.S. Patent Nos. 7,298,851, 7,299,501 and 7,620,703. Barnes & Noble filed its Answer on August 9, 2013, denying infringement and asserting several affirmative defenses. At the same time, Barnes & Noble filed counterclaims seeking declaratory judgments of non-infringement and invalidity with respect to each of the patents-in-suit. Following the claim construction hearing held on November 1, 2013 (as to which the Court issued a claim construction order on December 1, 2013), the Court set a further amended case management schedule, under which fact discovery was to be (and has been) substantially completed by November 20, 2013, and concluded by December 9, 2013; and expert disclosures and discovery were to be (and have been) completed by January 17, 2014. According to the amended case management schedule, summary judgment motion briefing was to have been, and has now been completed as of February 21, 2014. The final pretrial conference, originally scheduled to be held on February 28, 2014, was adjourned by the Court until April 10, 2014. On that date the summary judgment motions were orally argued to the Court, and the Court reserved decision on such motions until a later date. The parties then discussed various pretrial proceedings with the Court, and the Court set the date of October 6, 2014 for trial. Subsequently, on July 1, 2014, the Court issued a decision granting partial summary judgment in Barnes & Noble’s favor, and in particular granting Barnes & Noble’s motion to dismiss one of Adrea’s infringement claims, and granting Barnes & Noble’s motion to limit any damages award with respect to another of Adrea’s infringement claims.

Beginning October 7, 2014, through and including October 22, 2014, the case was tried to a jury in the Southern District of New York. The jury returned its verdict on October 27, 2014. The jury found no infringement with respect to the ‘851 patent, and infringement with respect to the ‘501 and ‘703 patents. It awarded damages in the amount of $1.3 million. The jury further found no willful infringement with respect to any patent.

To date, the Court has yet to enter judgment, as it has requested post-trial briefing with respect to certain legal issues raised by the parties. Once it determines those issues and enters judgment, it is anticipated that the parties will file post-judgment motions, including, on Barnes & Noble’s part, a motion for judgment in its favor as a matter of law, notwithstanding the jury’s verdict.

MANAGEMENT

Board of Directors Following the Spin-Off

The following sets forth information regarding individuals who are currently expected to serve as directors after the Spin-Off (ages as of June 25, 2015):

Name	Age
Michael Huseby – Executive Chairman	60
Daniel A. DeMatteo*	67
Jerry Sue Thornton*	68
David G. Golden*	56
Max J. Roberts	62
John R. Ryan*	68
David A. Wilson*	73

*	Expected to be independent for purposes of the SEC and NYSE corporate governance listing standards

Prior to or at the time of the Spin-Off, each current Barnes & Noble director and/or officer listed below will resign as a director and/or officer of Barnes & Noble.

Michael P. Huseby will serve as our Executive Chairman. He has served as the Chief Executive Officer and a member of the board of directors of Barnes & Noble since January 2014. Previously, Mr. Huseby was appointed Chief Executive Officer of NOOK Media LLC and President of the Company in July 2013, and Chief Financial Officer of the Company in March 2012. From 2004 to 2011, Mr. Huseby served as Executive Vice President and Chief Financial Officer of Cablevision Systems Corporation, a leading telecommunications and media company. He served on the Cablevision Systems Corporation Board in 2000 and 2001. Prior to joining Cablevision, Mr. Huseby served as Executive Vice President and Chief Financial Officer of Charter Communications, Inc., the fourth largest cable operator in the United States. Mr. Huseby was appointed to the Board of Directors of Charter Communications in May 2013. From 1999 to 2002, Mr. Huseby served as Executive Vice President, Finance and Administration, of AT&T Broadband, a provider of cable television services. In addition, Mr. Huseby spent over 20 years at Arthur Andersen, LLP and Andersen Worldwide, S.C., where he held the position of Global Equity Partner.

Qualifications, Experience, Attributes and Skills. Mr. Huseby has more than 15 years of financial and executive experience, having served as a senior executive at the Company, Cablevision Systems Corporation and AT&T Broadband. Mr. Huseby’s experience also includes his service as a director and audit committee member of Charter Communications and as a member of Cablevision Systems Corporation’s Board. This experience allows Mr. Huseby to bring to the Board substantial knowledge and a wide range and depth of insights in telecommunications, technology, retail, financial and business matters.

Daniel A. DeMatteo will serve on our Board. Mr. DeMatteo has served as Gamestop, Inc.’s Director and Executive Chairman since June 2010, and previously held other roles with Gamestop including Chief Executive Officer from August 2008 to June 2010, Vice Chairman and Chief Operating Officer from March 2005 to August 2008, and President and Chief Operating Officer of Gamestop or its predecessor companies since November 1996. Mr. DeMatteo has served as an executive officer in the video game industry since 1988.

Qualifications, Experience, Attributes and Skills. Mr. DeMatteo brings to the Board over 25 years of experience as an executive officer, including 19 years of experience growing GameStop and its predecessor companies into the world’s largest multichannel video game retailer. As one of the founders of GameStop, Mr. DeMatteo has demonstrated a record of leadership, innovation and achievement. With his experience in the roles of Executive Chairman, Vice Chairman, Chief Executive Officer, President and Chief Operating Officer, Mr. DeMatteo provides the Board a unique and valuable perspective on corporate operations, strategy and business, including his perspective on the formula for success that has brought Gamestop to its current industry-leading position. The Board also benefits from Mr. DeMatteo’s entrepreneurial spirit and his extensive network of contacts and relationships within the video game industry.

Jerry Sue Thornton will serve on our Board. Dr. Thornton currently serves as Chief Executive Officer of Dream Catcher Educational Consulting, a consulting firm that provides coaching and professional development for newly selected college and university presidents. She also serves as a director of FirstEnergy Corp., Applied Industrial Technologies, Inc. and RPM, Inc. Dr. Thornton previously served as President of Cuyahoga Community College from 1992 to 2013 (for which she is now President Emeritus), and as a director of American Greetings Corporation from 2000 to 2013.

Qualifications, Experience, Attributes and Skills. Dr. Thornton has extensive executive management and board experience, including her board service for other public companies and her participation on numerous key board committees. She is a recognized leader in the Northeast Ohio community. Dr. Thornton brings to the Board broad leadership and business skills, together with her extensive board service for public companies and community organizations.

David G. Golden will serve on our Board. Mr. Golden has served as a director of Barnes & Noble since October 2010. Mr. Golden currently serves on the Audit and Compensation Committees of Barnes & Noble. Mr. Golden has been a Managing Partner at Revolution Ventures, an early-stage venture affiliate of Revolution LLC, since January 2013. From March 2006 until December 2011, Mr. Golden was a Partner, Executive Vice President and Strategic Advisor at Revolution LLC, a private investment company. Mr. Golden also served as Executive Chairman of Code Advisors, a private merchant bank focused on the intersections of technology and media from its founding in 2010 through 2012. Previously, Mr. Golden served in various senior positions over an 18-year period at JPMorgan Chase & Co. (“JPMorgan”), a financial services firm, and a predecessor company, Hambrecht & Quist Capital Management LLC (“Hambrecht & Quist”). Prior to that, Mr. Golden worked as a corporate attorney at Davis Polk & Wardwell LLP. Mr. Golden is a member of the boards of Blackbaud, Inc. and Everyday Health Inc., where he currently serves on their respective Audit Committees. Mr. Golden also is a member of the advisory boards of Granite Ventures LLC, a technology venture capital firm, and Partners for Growth LLC, a venture lending firm, and a member of the board of Vinfolio, Inc.

Qualifications, Experience, Attributes and Skills. Mr. Golden has over 20 years of technology and finance experience as an investment banker specializing in the technology sector at JPMorgan, Hambrecht & Quist and Allen & Company Incorporated, and more recently as a partner and executive of Revolution LLC and Executive Chairman of Code Advisors LLC, a next-generation investment bank focused on the intersection of technology and media. Mr. Golden’s technology experience also includes his service as a director and Advisory Board member of several technology companies including Blackbaud, Inc., a global provider of software services specifically designed for nonprofit organizations. Mr. Golden’s finance experience at Hambrecht & Quist and JPMorgan included significant work with mergers, capital markets and principal investing, and he has participated as lead merger advisor, equity underwriter or investor on over 150 transactions. Mr. Golden’s prior public company board directorships include CFI ProServices, Inc., Tocor II, Inc., Gaiam, Inc. and Vanguard Airlines Incorporated. Given this experience, Mr. Golden brings to the Board substantial knowledge of the technology sector and meaningful insight into the financial, strategic and capital-related issues technology companies face.

John R. Ryan will serve on our Board. Vice Admiral Ryan has served as director of Barnes & Noble since July 2014. Vice Admiral Ryan joined the Center for Creative Leadership’s Board of Governors in 2002 and has served as its President since 2007. From 2005 to 2007, he served as Chancellor of the State University of New York. Previously, Vice Admiral Ryan served as President of the State University of New York Maritime College from 2002 to 2005, Interim President of the State University of New York at Albany from 2004 to 2005 and

Superintendent of the United States Naval Academy, Annapolis, Maryland from 1998 to 2002. Vice Admiral Ryan served in the United States Navy from 1967 to his retirement in 2002, including as Commander of the Fleet Air Mediterranean from 1995 to 1998, Commander of the Patrol Wings for the United States Pacific Fleet from 1993 to 1995 and Director of Logistics for the South Pacific Command from 1991 to 1993. Vice Admiral Ryan is also Lead Director of CIT Group, Inc., a Director of Cablevision Systems Corporation (“Cablevision”) and Chairman of the U.S. Naval Academy Foundation Board.

Qualifications, Experience, Attributes and Skills. Vice Admiral Ryan has a total of more than 35 years in military service, more than 12 years as a leader at major universities, and over a decade of executive and board-level experience, including his service as Lead Director of CIT Group. Vice Admiral Ryan has substantial experience serving on public company boards undergoing strategic transactions such as separations, including serving as a director of Cablevision during its 2010 spinoff of Madison Square Garden, L.P. its 2011 spinoff of AMC Networks, Inc., and its 2013 sales of Clearview Cinemas and Optimum West to Bow Tie Cinemas and Charter Communications, respectively. This experience allows Vice Admiral Ryan to bring to the Board leadership and expertise in managing large complex organizations, and in particular the environment in which the Company operates.

David A. Wilson will serve on our Board. Dr. Wilson has served as a director of the Barnes & Noble since October 2010. Dr. Wilson currently serves as Chair of Barnes & Noble’s Audit Committee. From 1995 to December 2013, Dr. Wilson served as President and Chief Executive Officer of the Graduate Management Admission Council, a not-for-profit education association dedicated to creating access to graduate management and professional education that provides the Graduate Management Admission Test (GMAT). From 2009 to 2010, Dr. Wilson was a Director of Terra Industries Inc., a producer and marketer of nitrogen products, where he was a member of the Audit Committee. From 2002 to 2007, Dr. Wilson was a Director of Laureate Education, Inc. (formerly Sylvan Learning Systems, Inc.), an operator of an international network of licensed campus-based and online universities and higher education institutions, where he was Chairman of the Audit Committee beginning in 2003. From 1978 to 1994, Dr. Wilson was employed by Ernst & Young LLP (and its predecessor, Arthur Young & Company), serving as an Audit Principal through 1981, as an Audit Partner from 1981 to 1983 and thereafter in various capacities including Managing Partner, National Director of Professional Development, Chairman of Ernst & Young’s International Professional Development Committee and as a Director of the Ernst & Young Foundation. From 1968 to 1978, Dr. Wilson served as a faculty member at Queen’s University (1968-1970), the University of Illinois at Urbana-Champaign (1970-1972), the University of Texas (1972-1978), where he was awarded tenure, and Harvard Business School (1976-1977). Dr. Wilson is also Director of CoreSite Realty Corporation and the chair of its Audit Committee.

Qualifications, Experience, Attributes and Skills. Dr. Wilson has a total of more than 30 years of executive and board-level experience, including serving on the boards of Terra Industries Inc. and Laureate Education, Inc. while those companies were involved in strategic transactions, as well as serving as President and Chief Executive Officer of the Graduate Management Admission Council. Dr. Wilson also has more than 16 years of financial and accounting expertise, including as an Audit Partner at Ernst & Young LLP (and its predecessor, Arthur Young & Company). This experience allows Dr. Wilson to bring to the Board substantial financial and accounting knowledge and valuable insights.

Upon completion of the Spin-Off, our Board will be divided into three classes. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the Spin-Off, which will be held in 2016. The directors designated as Class II directors will have terms expiring at the 2017 annual meeting of stockholders, and the directors designated as Class III directors will have terms expiring at the 2018 annual meeting of stockholders. Messrs. Huseby and Wilson will be designated as Class I directors, Messrs. Golden and Roberts and Dr. Thornton will be designated as Class II directors and Mr. DeMatteo and Vice Admiral Ryan will be designated as Class III directors. Commencing with the first annual meeting of stockholders following the Spin-Off, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years.

Executive Officers Following the Spin-Off

The following sets forth information regarding individuals who are currently expected to serve as our executive officers after the Spin-Off, including their positions (ages as of June 25, 2015):

Name	Age	Position
Michael Huseby	60	Executive Chairman
Max J. Roberts	62	Chief Executive Officer
Patrick Maloney	59	Executive Vice President and Chief Operating Officer
William Maloney	66	Executive Vice President
Barry Brover	54	Chief Financial Officer
Lisa Malat	55	Vice President, Operations and Chief Consumer Marketing Officer
Joel Friedman	64	Vice President, Chief Merchandising Officer
Stephen Culver	50	Vice President, Chief Information Officer
JoAnn Magill	61	Vice President, Human Resources
Kanuj Malhotra	48	Chief Strategy and Development Officer
Thomas D. Donohue	45	Vice President, Investor Relations and Treasurer
Philip O’Reilly	47	Vice President, Tax

Max J. Roberts, age 62, will serve as our Chief Executive Officer. Mr. Roberts joined our company in 1996 as President and has served as Chief Executive Officer of Barnes & Noble College since August of 2013. Prior to joining Barnes & Noble, Mr. Roberts held senior executive positions at Petrie Retail, R.H. Macy & Company and May Department Stores. Mr. Roberts started his professional career at the global public accounting firm of Touche Ross & Company (currently Deloitte). Mr. Roberts is a Certified Public Accountant and graduated cum laude with a degree in Accounting from Oklahoma Christian University.

Qualifications, Experience, Attributes and Skills. Mr. Roberts has been the President/CEO of Barnes & Noble College for nearly 20 years. In this capacity, Mr. Roberts has executive oversight for all strategic, operational strategies as well as full P&L responsibilities. In addition, having served in senior management positions at R. H. Macy & Company and Petrie Retail for 15 years, Mr. Roberts brings extensive experience in technology, consumer marketing, senior financial management and strategic initiatives. These combined experiences allow Mr. Roberts to bring to the Board substantial knowledge and a wide range and depth of insights in education, technology, retail, financial and business matters.

Patrick Maloney, age 59, will serve as our Executive Vice President and Chief Operating Officer. Mr. Maloney has served as Executive Vice President since 2002 and Chief Operating Officer of Barnes & Noble College since May 2007. In that role he oversees operations at all bookstores nationwide, including bookstore e-commerce, store design & construction, internal operations, learning and development, and book and general merchandising departments. Mr. Maloney began his career at Barnes & Noble in 1974 as a student and assistant manager at SUNY Stony Brook University.

William Maloney, age 66, will serve as our Executive Vice President. Mr. Maloney has served as Executive Vice President of Barnes & Noble College since 2002. In that role he oversees campus relations activities, builds partnerships and handles strategic planning and corporate marketing activities. Mr. Maloney began his career at Barnes & Noble in 1971 as a Regional Manager and Operations Director.

Barry Brover, age 54, will serve as our Chief Financial Officer. Mr. Brover has served as Chief Financial Officer of Barnes & Noble College since 2006. In that role he oversees all financial functions including accounting, financial reporting, inventory control, accounts payable, internal audit, tax, financial planning and analysis. Mr. Brover joined Barnes & Noble College in 1986 and has held various executive positions with increasing responsibility. Prior to joining Barnes & Noble College, Mr. Brover started his career at KPMG where he earned his CPA and was supervising audits. He has a B.B.A from Hofstra University in New York.

Lisa Malat, age 55, will serve as our Vice President, Operations and Chief Consumer Marketing Officer. Lisa provides strategic direction and executive oversight to Barnes & Noble College’s campus stores in the areas of consumer and corporate marketing, learning and development and in-store and eCommerce strategy and operational efficiencies. Prior to joining Barnes & Noble College in 1996, Lisa held several senior-level management positions at Macy’s, including roles in Store Operations, Process Re-Engineering, Distribution, Customer Service, and Learning and Development.

Joel Friedman, age 64, will serve as our Vice President, Chief Merchandising Officer. During Joel’s 17 years at Barnes & Noble College, he has managed the non-book sales, developed store concepts and directed the planning, design and interior build outs of the company’s many store renovations and new store projects. He joined B&N in 1998 after a 20 year career in department store merchandising of Men’s Wear apparel in Boston with Federated based Filene’s and Jordan Marsh, a five year stint in product development and sourcing of Men’s Wear & Children’s Wear with Fredrick Atkins and a one year term with Capital Mercury, a wholesale importer, running their product development and design department.

Stephen Culver, age 50, will serve as our Vice President, Chief Information Officer and will be responsible for overseeing the company’s IT operations and strategic development. Prior to joining Barnes & Noble College in 2005, Stephen held leadership positions in both the private and public sectors. He owned and presided over an IT consulting company, which specialized in the retail and wholesale industries. As CIO of Giorgio Armani Corporation, he lead the IT operations during the development and expansion of their North American operations.

JoAnn Magill, age 61, will serve as our Vice President, Human Resources. During her 12 years with Barnes & Noble College, JoAnn has been responsible for the development, implementation, and coordination of policies, practices and programs to include employee relations, recruitment, benefits, payroll and compensation for the bookstores, Home Office and Yuzu™ Team. She joined the company in 2003 after a five year career as the Vice President of Human Resources for the AT&T Broadband Media Services Team. Prior to that she had an extensive 25 year career with Pathmark Supermarkets, where she held a variety of Field and Corporate leadership roles after initially entering the organization as a part-time employee.

Kanuj Malhotra, age 48, will serve as our Chief Strategy and Development Officer. Mr. Malhotra was appointed Chief Financial Officer of NOOK Media in July 2013. He joined Barnes & Noble as Vice President of Corporate Development in May 2012. Prior to joining the Company, Mr. Malhotra was Vice President and Finance Head for Kaplan Test Prep, a division of The Washington Post Company, from 2011 to 2012. At Kaplan, he led a business transformation from physical test centers to a digital online learning platform. From 2008 to 2010, Mr. Malhotra was Chief Financial Officer of Sloane Square Partners LLC. Between 2005 and 2007, he was the Chief Financial Officer for the International Division of the Cendant Marketing Group and Affinion International, which was divested by Cendant Corporation to Apollo Management. Mr. Malhotra began his career in Mergers and Acquisitions at Lehman Brothers. Mr. Malhotra earned his MBA in Finance and his BA in Economics from New York University.

Thomas D. Donohue, age 45, will serve as our Vice President, Investor Relations and Treasurer. Mr. Donohue has served as Treasurer of Barnes & Noble since June 2012. In that role he was responsible for the leadership and direction of all treasury activities including corporate finance, capital structure, cash management, financial risk management, international finance, debt management and relationships with financial institutions. Prior to joining Barnes & Noble, he worked at The Interpublic Group of Companies for 12 years, a global provider of advertising and marketing services, where he served as Vice President, Assistant Treasurer, International. He graduated from Loyola University in Maryland and received his MBA from the University of Notre Dame.

Philip O’Reilly, age 47, will serve as our Vice President, Tax and will be responsible for overseeing all aspects of the income, sales, use and other taxes to which we are subject. Phil has been the Vice President, Global Taxes for Barnes & Noble, Inc. since September 2013. He joined Barnes & Noble, Inc., after serving as the Global Head of Tax for MF Global Holdings Inc. for more than five years. Prior to that, Phil was a partner in the New York office of McDermott, Will & Emery, LLP, where he advised clients on the tax aspects of a wide range of operational structuring, acquisitions, dispositions and reorganizations.

Director Independence

It is anticipated that a majority of the members of our Board following the Spin-Off will meet the criteria for independence as defined by the listing standards of the NYSE and the corporate governance guidelines to be adopted by our Board.

Committees of the Board of Directors

Effective upon the completion of the Spin-Off, our Board will have the following committees, each of which will operate under a written charter.

Audit Committee

The Audit Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The responsibilities of the Audit Committee will be more fully described in our Audit Committee Charter and will include, among other duties:

•	oversee the quality and integrity of our financial statements, accounting practices and financial information we provide to the SEC or the public;

•	review our annual and interim financial statements, the report of our independent registered public accounting firm on our annual financial statements, Management’s Report on Internal Control over Financial Reporting and the disclosures under Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	select and appoint an independent registered public accounting firm;

•	pre-approve all services to be provided to us by our independent registered public accounting firm;

•	review with our independent registered public accounting firm and our management the accounting firm’s significant findings and recommendations upon the completion of the annual financial audit and quarterly reviews;

•	review and evaluate the qualification, performance, fees and independence of our registered public accounting firm;

•	meet with our independent registered public accounting firm and our management regarding our internal controls, critical accounting policies and practices and other matters;

•	discuss with our independent registered public accounting firm and our management earnings releases prior to their issuance;

•	oversee our internal audit function; and

•	oversee our compliance program, response to regulatory actions involving financial, accounting and internal control matters, internal controls and risk management policies.

The Audit Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the NYSE, Rule 10A-3 under the Exchange Act and our Audit Committee Charter. Each member of the Audit Committee will be financially literate, and at least one member of the Audit Committee will have accounting and related financial management expertise and satisfy the criteria to be an “audit committee financial expert” under the rules and regulations of the SEC, as those qualifications are interpreted by our Board in its business judgment. The initial members of the Audit Committee will be determined prior to the Spin-Off.

Compensation Committee

The responsibilities of the Compensation Committee will be more fully described in our Compensation Committee Charter and will include, among other duties:

•	setting and reviewing our general policy regarding executive compensation;

•	determining the compensation of our Chief Executive Officer and other executive officers;

•	approving employment agreements for our Chief Executive Officer and other executive officers;

•	reviewing the benefits provided to our Chief Executive Officer and other executive officers;

•	overseeing our overall compensation structure, practices and benefits plans;

•	administering our executive bonus and equity-based incentive plans; and

•	assessing the independence of compensation consultants, legal counsel and other advisors to the Compensation Committee and hiring, approving the fees and overseeing the work of, and terminating the services of such advisors.

The Compensation Committee will consist entirely of independent directors. The members of the Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 under the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). The initial members of the Compensation Committee will be determined prior to the Spin-Off.

Corporate Governance and Nominating Committee

The responsibilities of the Corporate Governance and Nominating Committee will be more fully described in Corporate Governance and Nominating Committee Charter and will include, among other duties:

•	overseeing our corporate governance practices;

•	reviewing and recommending to our Board amendments to our committee charters and other corporate governance guidelines;

•	reviewing and making recommendations to our Board regarding the structure of our various board committees;

•	identifying, reviewing and recommending to our Board individuals for election to the board;

•	adopting and reviewing policies regarding the consideration of board candidates proposed by stockholders and other criteria for board membership; and

•	overseeing our board’s annual self-evaluation.

The Corporate Governance and Nominating Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the NYSE and our Corporate Governance and Nominating Committee Charter. The initial members of the Corporate Governance and Nominating Committee will be determined prior to the Spin-Off.

Corporate Governance Guidelines

Prior to the completion of the Spin-Off, we will adopt written corporate governance guidelines to assist the board in implementing effective corporate governance practices. The guidelines will be reviewed regularly by the Corporate Governance and Nominating Committee in the light of changing circumstances in order to continue serving our best interests and the best interests of our stockholders.

Code of Business Conduct and Ethics

Prior to the completion of the Spin-Off, we will adopt a written code of ethics that is designed to deter wrongdoing and to promote, among other things:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	the protection of the confidentiality of our non-public information;

•	the responsible use of and control over our assets and resources;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and other regulators and in our other public communications;

•	compliance with applicable laws, rules and regulations; and

•	accountability for adherence to the code and prompt internal reporting of any possible violation of the code.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The following Compensation Discussion and Analysis summarizes the material elements of our compensation programs for our named executive officers (“NEOs”). For Fiscal 2015, our NEOs were:

Executive	Position
Max J. Roberts	Chief Executive Officer
Barry Brover	Vice President, Chief Financial Officer
Patrick Maloney	Executive Vice President, Chief Operating Officer
William Maloney	Executive Vice President
Joel Friedman	Vice President, General Merchandising

We are currently in the process of determining the composition of the Compensation Committee of our Board and the philosophy and design of our compensation plans and programs.

Background

We currently operate as a business segment of Barnes & Noble and will continue to do so until the completion of the Distribution. As a result, Barnes & Noble has determined the compensation of our employees, including our NEOs, and will continue to do so until the completion of the Spin-Off. Accordingly, except as otherwise indicated, the compensation arrangements discussed in this Compensation Discussion and Analysis are those of Barnes & Noble. References to “College” in this section refer to Barnes & Noble’s existing College business segment.

Barnes & Noble Compensation Philosophy and Objectives

Barnes & Noble Strives to Attract, Incentivize and Retain Talented Individuals. It is imperative that Barnes & Noble attract, incentivize and retain individuals whose skills are critical to the current and long-term success of Barnes & Noble.

•	Barnes & Noble pays competitively. The compensation program is designed to be competitive relative to the compensation provided by peer group companies. Barnes & Noble generally considers market median compensation for its peer group and from certain competitive survey data when preparing offers of employment and assessing the competitiveness of executive compensation levels.

•	Retention is a key objective of the compensation program. Because the implementation of Barnes & Noble’s business strategy requires long-term commitments on the part of our executives, and because competition for top talent is intense in our industry, retention is a key objective of the compensation program.

Barnes & Noble Pays for Performance. Barnes & Noble firmly believes that pay should be tied to performance. Superior performance enhances stockholder value and is a fundamental objective of Barnes & Noble’s compensation program.

•	Barnes & Noble rewards attainment of established goals. The compensation program is designed to reward our executives for attaining established goals that require the dedication of their time, effort, skills and business experience to the success of Barnes & Noble and the maximization of stockholder value.

•

Performance-based annual incentive compensation is a key component of Barnes & Noble’s compensation program. Annual performance is rewarded through performance-based annual incentive compensation and is based on Barnes & Noble’s and College’s financial results in the applicable fiscal year measured principally by Barnes & Noble’s consolidated EBIT (earnings before interest and taxes) and Barnes & Noble’s and College’s EBITDA (earnings before interest, taxes, depreciation and amortization), each as adjusted as described below, if applicable, as well as each individual executive’s contribution to those results.

Barnes & Noble Aligns Pay to Business Objectives and Long-Term Strategy. The compensation program is designed to reward and motivate the executive’s individual and team performance in attaining business objectives and maximizing stockholder value. Compensation decisions are based on the principle that the long-term interests of the executives should be aligned with those of Barnes & Noble’s stockholders.

•	Barnes & Noble grants incentive awards recognizing that Barnes & Noble is undergoing a transition. Barnes & Noble currently is undergoing significant transitions, and the Barnes & Noble stock price has experienced volatility relating to such transitions and the overall environment in its industry. The Barnes & Noble Compensation Committee therefore believes that awarding annual incentives with focused goals provides greater control over the incentives created for the executives (and employees generally) than would a regular annual long-term equity incentive program.

•	Barnes & Noble’s practice has been to grant long-term equity incentive awards on a case-by-case basis. In recent years, Barnes & Noble primarily used equity incentive awards as a recruitment and retention incentive and to align the interests of executives with Barnes & Noble’s stockholders’ interests. In Fiscal 2015, Barnes & Noble’s compensation committee adopted an annual long-term equity incentive award program, but did not make any grants.

Pay Mix

Compensation for our executives is weighted towards at-risk variable compensation, where actual amounts earned may differ from target amounts. Each of our NEOs has a target performance-based annual incentive compensation opportunity that is assessed annually by the Barnes & Noble Compensation Committee to ensure alignment with Barnes & Noble compensation objectives and market practice. In addition, each of our NEOs may, from time to time, receive long-term equity incentive compensation awards that ultimately deliver value based on the returns realized by Barnes & Noble stockholders, aligning the executive’s interests with those of Barnes & Noble’s stockholders.

Barnes & Noble’s Executive Compensation Framework

In support of its compensation philosophy, Barnes & Noble generally considers market median compensation of both a peer group of retail companies and a general industry comparator group to determine an appropriate total value and mix of pay for our executives. Barnes & Noble’s Compensation Committee reviews these peer and competitor groups on an annual basis.

However, market median compensation is just one factor that is considered in determining compensation levels for our executive officers. The following are additional considerations: (a) Barnes & Noble’s business performance; (b) each NEO’s job responsibilities, experience, prior performance and anticipated future performance; (c) relative compensation among our NEOs; (d) industry-wide business conditions; and (e) the recommendations of the Barnes & Noble Executive Chairman and the Barnes & Noble Chief Executive Officer (and our Chief Executive Officer, in the case of Messrs. Brover, P. Maloney, W. Maloney and Friedman).

Barnes & Noble’s peer group for Fiscal 2015 consisted of the following companies, which were selected based on their size and market capitalization and the complexity of their businesses, as well as the availability of comparative data. Additionally, the Barnes & Noble Compensation Committee recognizes that Radio Shack has filed for bankruptcy and will not be included in the peer group for Fiscal 2016. Furthermore, if any of the companies below cease to be independent publicly traded companies they may be excluded from future peer groups.

Barnes & Noble’s Fiscal 2015 Peer Group

Adobe Systems Incorporated	Intuit Inc.
Bed Bath & Beyond Inc.	L Brands, Inc.
Cabela’s Incorporated	Netflix, Inc.
Dick’s Sporting Goods, Inc.	Office Depot Inc.
eBay Inc.	Priceline Group Inc.
Expedia, Inc.	Radio Shack, Corp.
GameStop Corp.	Williams-Sonoma, Inc.
The Gap, Inc.	Yahoo! Inc.
GNC Holdings, Inc.

Given the differences between the expected market capitalization of our company and Barnes & Noble, as well as other relevant factors that impact executive compensation, we expect that the group of peer companies selected by our Compensation Committee following completion of this Distribution will differ from Barnes & Noble’s peer group for Fiscal 2015, although some of Barnes & Noble’s peer companies may continue to serve as peer companies for us.

Process for Determining the Compensation of Our Named Executive Officers

Roles of the Barnes & Noble Compensation Committee and Barnes & Noble’s Management

The Barnes & Noble Compensation Committee has responsibility for establishing, implementing and overseeing Barnes & Noble’s compensation program, and reviews and approves Barnes & Noble’s compensation philosophy and objectives. The Barnes & Noble Compensation Committee also annually reviews and approves the annual base salary levels, the performance-based annual incentive opportunity levels, the long-term incentive opportunity levels, the employment and severance agreements and any special or supplemental benefits, in each case, as, when and if appropriate, for each of the executive officers of Barnes & Noble (including Mr. Roberts) and any other executives of Barnes & Noble earning a base salary of $400,000 or more (including Messrs. Brover, P. Maloney, W. Maloney and Friedman). In addition, the Barnes & Noble Compensation Committee annually reviews and makes recommendations to the Barnes & Noble board of directors with respect to the compensation programs and policies applicable to Barnes & Noble’s directors and officers, including incentive compensation plans and equity-based plans, and approves all new incentive plans and major benefit programs. The Barnes & Noble Compensation Committee also administers Barnes & Noble’s equity incentive plan.

The Barnes & Noble Executive Chairman and the Barnes & Noble Chief Executive Officer annually review the performance of each of our NEOs. In the case of Messrs. Brover, P. Maloney, W. Maloney and Friedman, Mr. Roberts also reviews their performance and makes compensation recommendations to the Barnes & Noble Executive Chairman and the Barnes & Noble Chief Executive Officer. The compensation recommendations from the Barnes & Noble Executive Chairman and Barnes & Noble Chief Executive Officer following their review are presented to the Barnes & Noble Compensation Committee. The Barnes & Noble Compensation Committee considers all key elements of compensation separately and also reviews the full compensation package afforded by Barnes & Noble to our NEOs. In accordance with Barnes & Noble’s compensation philosophy and objectives, the Barnes & Noble Compensation Committee considers the compensation package provided to each of our NEOs in light of: (a) Barnes & Noble’s business performance; (b) each NEO’s experience, prior performance and anticipated future performance; (c) relative compensation among our NEOs; (d) industry-wide business conditions and (e) compensation provided by Barnes & Noble’s peers. When approving equity awards, the

Barnes & Noble Compensation Committee considers the size and vesting schedule of outstanding awards. Based on its judgment and expertise, the Barnes & Noble Compensation Committee may exercise its judgment to modify any or all recommended elements of compensation or awards to our NEOs.

In connection with the Distribution, we will appoint a Compensation Committee that will operate under a written charter. The Compensation Committee will be responsible for establishing and reviewing policies governing salaries and benefits, annual performance awards, long-term incentive compensation and the terms and conditions of employment for the Chief Executive Officer and each of the other NEOs. The Board will examine the composition of the Compensation Committee to ensure that its members meet both the independence requirements set forth in the listing standards of the New York Stock Exchange and the requirements of the Compensation Committee charter. See “Management—Committees of the Board of Directors—Compensation Committee” for more information.

Role of Barnes & Noble’s Compensation Consultant

The Barnes & Noble Compensation Committee has retained Frederic W. Cook & Co., Inc. (“Cook & Co.”), an independent nationally recognized compensation consulting firm, to provide information, analyses and advice regarding executive compensation and other matters. In order to ensure that the consultant’s advice to the Barnes & Noble Compensation Committee remains objective and is not unduly influenced by Barnes & Noble’s management, the consultant reports to and takes direction from the Barnes & Noble Compensation Committee itself and not from Barnes & Noble’s management. With the consent of the Barnes & Noble Compensation Committee, the consultant may contact Barnes & Noble’s management for information necessary to fulfill its assignments, such as information regarding personnel responsibilities and salaries. The consultant may also, and frequently does, provide reports and presentations to and on behalf of the Barnes & Noble Compensation Committee that Barnes & Noble management also receives. Barnes & Noble management’s contact with the compensation consultant in this regard is at the Barnes & Noble Compensation Committee’s direction. All decisions with respect to the amount and form of director and executive compensation are made by the Barnes & Noble Compensation Committee alone, subject to the approval of the full Barnes & Noble board of directors with respect to the compensation of the directors, and may reflect factors and considerations other than the information and advice provided by the compensation consultant.

During Fiscal 2015, Cook & Co. provided assistance on the operation of the performance-based annual incentive compensation program and grants of long-term equity incentive awards. Cook & Co. does not provide other services to Barnes & Noble in addition to providing compensation consulting services to the Barnes & Noble Compensation Committee. The Barnes & Noble Compensation Committee has assessed the independence of Cook & Co., as required by both the SEC rules and the New York Stock Exchange Listing Standards, and concluded that no conflict of interest exists with respect to its services to the Barnes & Noble Compensation Committee.

Overview of Barnes & Noble’s Compensation Program Design

The below section outlines the process by which Barnes & Noble determined the design of its Fiscal 2015 executive compensation program as it relates to our NEOs.

Elements of Pay

Consistent with the Barnes & Noble Compensation Committee’s compensation philosophy and objectives, the following elements make up the compensation of our NEOs:

•	Base Salary

•	Performance-Based Annual Incentive Compensation

•	Long-Term Equity Incentive Awards

•	Retirement, Other Benefits and Limited Perquisites

Base Salary

Barnes & Noble pays our NEOs a base salary to provide them with a guaranteed minimum compensation level for their annual services. An NEO’s base salary is determined by evaluating the responsibilities of the position held, the individual’s experience and the competitive marketplace for executive talent. The base salary is a component of total direct compensation, which is reviewed periodically for competitiveness relative to the total direct compensation paid to executives at peer group companies with comparable qualifications, experience and responsibilities, as discussed above. In Fiscal 2015, the Barnes & Noble Compensation Committee approved merit-based salary increases for Messrs. Roberts, Brover, P. Maloney, W. Maloney and Friedman in connection with the performance of the College business.

The table below sets forth the base salaries of each NEO as of the end of Fiscal 2014 and Fiscal 2015.

Executive Name	Final Base Salary in Fiscal 2014	Final Base Salary in Fiscal 2015
Max J. Roberts	$783,000	$850,000
Barry Brover	$460,000	$485,000
Patrick Maloney	$682,000	$732,000
William Maloney	$640,000	$660,000
Joel Friedman	$398,000	$410,000

Performance-Based Annual Incentive Compensation

In Fiscal 2015, our NEOs were granted performance-based annual incentive compensation awards with a target payout opportunity expressed as a percentage of annual base salary under either the Amended and Restated Barnes & Noble, Inc. 2009 Incentive Plan (the “Barnes & Noble Incentive Plan”), with respect to Mr. Roberts, or the Barnes & Noble College Booksellers, LLC Incentive Compensation Plan (the “College Incentive Plan”), with respect to Messrs. Brover, P. Maloney, W. Maloney and Friedman.

Mr. Roberts was granted performance-based annual incentive compensation awards in the form of cash-settled performance units that vest over a one-year period, payable in accordance with the Barnes & Noble Incentive Plan. The cash-settled performance units were structured so that achievement of an Adjusted EBIT* target was required for eligibility for any payout of the awards, following the achievement of which actual payout levels were determined based on the achievement of other corporate and individual goals.

*	“Adjusted EBIT” is defined as Barnes & Noble’s income from ongoing operations (excluding income on investments and foreign currency gains) on a consolidated basis, before deduction of interest payments and income taxes, as reported in Barnes & Noble’s income statement for Fiscal 2015, prior to accrual for any amounts for payment under the Fiscal 2015 performance unit awards, and adjusted to exclude the effects of charges for (a) restructurings, discontinued operations, acquisitions, divestitures, debt restructuring or early repayment, inventory or asset write-downs, severance costs incurred in connection with any restructuring, divestiture or reorganization, extraordinary items and other unusual on non-recurring items, (b) any event either not directly related to the operations of Barnes & Noble or not within reasonable control of Barnes & Noble’s management, (c) the cumulative effect of tax or accounting changes or restatement, (d) any costs or expenses related to any effort to prepare for or implement or resulting from, a partial or complete separation of one or more of Barnes & Noble’s businesses, (e) non-routine litigation expenses such as shareholder derivative actions and (f) the termination of the Barnes & Noble Employees’ Retirement Plan, in each case, as determined in accordance with generally accepted accounting principles and identified in the Barnes & Noble financial statements, notes to the financial statements or management’s discussion and analysis with respect to the financial statements as filed with the Securities and Exchange Commission.

The Barnes & Noble Compensation Committee set the target payout percentage for Mr. Roberts at 150% of base salary, with a maximum payout of 117% of target. Given Mr. Roberts’ responsibility for the College business, including the scope of his duties and his individual capacity to affect the overall performance of the College business, Mr. Roberts’ performance-based annual incentive compensation was structured to be based, after achievement of the Adjusted EBIT target, 25% on Barnes & Noble Consolidated EBITDA, 50% on College Adjusted EBITDA and 25% on individual performance goals, each as described below.

Messrs. Brover, P. Maloney, W. Maloney and Friedman are responsible for more focused areas of the College business. For that reason, each of these NEOs participated in the College Incentive Plan for Fiscal 2015, which provides for a performance-based annual incentive payment to each executive, 75%, or solely in the case of Mr. Friedman, 50%, which was based on the College Adjusted EBITDA performance target and 25%, or solely in the case of Mr. Friedman, 50%, of which was based on each executive’s individual performance goals, each as described below.

Fiscal 2015 Performance-Based Incentive Compensation Metrics. For Fiscal 2015, the Barnes & Noble Compensation Committee chose Barnes & Noble Consolidated EBITDA as the company-wide performance metric in order to incentivize the Barnes & Noble named executive officers (including Mr. Roberts) to work to advance Barnes & Noble’s continuing efforts to realize operational efficiencies and to provide a superior and seamless experience for customers. Additionally, to reflect the fact that Messrs. Roberts, Brover, P. Maloney, W. Maloney and Friedman maintain a primary focus in the College business during Fiscal 2015, the Barnes & Noble Compensation Committee chose to allocate a percentage of such executive’s overall award opportunity to Adjusted EBITDA calculated with respect to the College business. The Barnes & Noble Compensation Committee established targets for the various performance metrics based on the prior-year performance of the Barnes & Noble and the College businesses, the Barnes & Noble board of directors’ expectations for future performance and the Barnes & Noble Compensation Committee’s desire to appropriately motivate our NEOs. In addition, each of our NEO’s performance-based annual incentive compensation opportunity is subject to achievement of individual performance goals established by the Barnes & Noble Compensation Committee at the beginning of Fiscal 2015.

Set forth below is a chart showing the various performance metrics that comprise each of our NEO’s performance-based annual incentive compensation award opportunity and their weighting relative to the NEO’s total award opportunity.

Percentage of Overall Award Opportunity

NEO	Barnes & Noble Consolidated EBITDA	College Adjusted EBITDA	Individual Performance Goals
Max J. Roberts	25%	50%	25%
Barry Brover	0%	75%	25%
Patrick Maloney	0%	75%	25%
William Maloney	0%	75%	25%
Joel Friedman	0%	50%	50%

“Barnes & Noble Consolidated EBITDA” is calculated by adding Depreciation and Amortization to Operating Income/(Loss) as reported in the Barnes & Noble’s audited financial statements.

“College Adjusted EBITDA” is defined and determined in the same manner as Barnes & Noble Consolidated EBITDA, but only with respect to the College operating segment, and adjusted to exclude the current year LIFO inventory adjustments.

Threshold Performance Requirement for Cash-Settled Performance Units. During the first quarter of Fiscal 2015, the Barnes & Noble Compensation Committee, in consultation with the Barnes & Noble Executive Chairman and Barnes & Noble’s compensation consultant, established a threshold Adjusted EBIT target of negative $145,749,000 with respect to performance-based annual incentive compensation awards granted under the Barnes & Noble Incentive Plan, which was set to ensure a minimum level of performance for payment of these annual incentives. The threshold level for Adjusted EBIT was a negative number because the Barnes & Noble Digital business was expected to have significant cash flow requirements in Fiscal 2015.

The Barnes & Noble Compensation Committee considers Adjusted EBIT to be an appropriate performance metric for annual incentives because it reflects the financial performance of Barnes & Noble and aligns performance-based annual incentive compensation with the interests of stockholders. Following the close of Fiscal 2015, the Barnes & Noble Compensation Committee certified that Barnes & Noble had achieved the Adjusted EBIT goal, which enabled the Barnes & Noble Compensation Committee to award annual incentive compensation to Mr. Roberts.

Application of the Fiscal 2015 Performance-Based Incentive Compensation Metrics to the Cash-Settled Performance Units. After the threshold Adjusted EBIT target was achieved, the Barnes & Noble Compensation Committee then applied the Barnes & Noble Consolidated EBITDA and College Adjusted EBITDA goals and individual performance goals to determine the actual payment amounts. The process is illustrated in the diagram below.

Fiscal 2015 Performance Targets and Results. Set forth below is a chart showing the payout scale on which the Barnes & Noble Consolidated EBITDA and College Adjusted EBITDA portion of annual incentive compensation was based.

Level of Achievement of Barnes & Noble Consolidated EBITDA Target	Payout Percentage (% of Target Payout)	Level of Achievement of College Adjusted EBITDA Targets	Payout Percentage (% of Target Payout)
0% – less than 60%	0%	0% – less than 84%	0%
60% – less than 75%	25%	84% – less than 88%	50%
75% – less than 100%	62.5%	88% – less than 92%	75%
100% – less than 112.5%	100%	92% – less than 108%	100%
112.5% – less than 125%	108.5%	108% – less than 112%	105%
125% or more	117%	112% or more	117%

Set forth below is a chart showing the target and actual EBITDA or Adjusted EBITDA results for Barnes & Noble and the College business, respectively, for Fiscal 2015. The chart also shows how the EBITDA or Adjusted EBITDA results correlate to a percentage of target and translate into a percentage of target pay.

EBITDA or Adjusted EBITDA	Target ($) (in millions)	Actual ($) (in millions)	% Target Achieved	% Target Pay
Barnes & Noble Consolidated	$226.0	$346.2	153.2%	117%
College	$83.5	$93.6	112.1%	117%

Fiscal 2015 Individual Performance Results. The Barnes & Noble Compensation Committee determined the accomplishment of Barnes & Noble’s strategic objectives with respect to Fiscal 2015, as well as the achievement of Barnes & Noble Consolidated EBITDA and the College Adjusted EBITDA goals at the maximum and above target levels, respectively, represented extraordinary work for Barnes & Noble executives. The Barnes & Noble Compensation Committee specifically determined that our NEOs had achieved the individual performance goals discussed below.

Mr. Roberts. The Barnes & Noble Compensation Committee noted that under Mr. Roberts’ leadership in Fiscal 2015 the College business had exceeded the College Adjusted EBITDA target, signed 19 new accounts and renewed 91 accounts (which translates into a client retention rate of 93%) and enhanced the Yuzu™ product line.

Mr. Brover. The Barnes & Noble Compensation Committee considered Mr. Brover’s contribution to exceeding the College Adjusted EBITDA target, leading the integration of the financial information of digital education into College systems and his participation in the executive team leading the General Merchandise system configuration.

Mr. P. Maloney. The Barnes & Noble Compensation Committee focused on Mr. P. Maloney’s contribution to exceeding the College Adjusted EBITDA target, increasing General Merchandise web sales by more than 35%, increasing rental conversion rate to 52.4% (an increase from the prior year) and achieving an increase in margin year over year from 67% to 72%.

Mr. W. Maloney. The Barnes & Noble Compensation Committee recognized Mr. W. Maloney’s contribution to exceeding the College Adjusted EBITDA and leadership in developing and carrying out the Company’s marketing strategy.

Mr. Friedman. The Barnes & Noble Compensation Committee noted Mr. Friedman’s contribution to increasing web sales of General Merchandise by more than 35%, increasing the rebate budget by 17% and improving comparable store gross margin by 0.6% over budget.

Fiscal 2015 Performance-Based Annual Incentive Compensation Payment Amounts. Set forth below is a chart showing target, maximum and actual Fiscal 2015 performance-based annual incentive compensation for our NEOs.

Name	Target Payout as a % of Salary	Payout Range as a % of Target	Target Incentive Compensation Award	Maximum Award	Actual Award	Actual Award as a % of Target
Max J. Roberts	150%	0-117%	$1,275,000	$1,491,750	$1,437,563	112.75%
Barry Brover	75%	0-117%	$363,750	$425,588	$410,128	112.75%
Patrick Maloney	125%	0-117%	$915,000	$1,070,550	$1,031,663	112.75%
William Maloney	100%	0-117%	$660,000	$772,200	$744,150	112.75%
Joel Friedman	40%	0-158.5%	$164,000	$259,940	$218,940	133.50%

The performance-based annual incentive awards earned by our NEOs under the annual incentive plans for Fiscal 2015 will be set forth in the “Summary Compensation Table” elsewhere in this Prospectus. The threshold, target and maximum incentive award opportunities for each of our NEOs for Fiscal 2015 are set forth in the “2015 Grants of Plan-Based Awards Table” elsewhere in this Prospectus.

Long-Term Equity Incentives

The grant of long-term equity incentive awards under the Barnes & Noble Incentive Plan is an additional element of Barnes & Noble’s compensation program. In Fiscal 2015, none of our executives received equity awards under the Barnes & Noble Incentive Plan.

Prior to the Distribution, the amounts, terms and conditions of the equity awards granted to our NEOs have been determined by the Barnes & Noble Compensation Committee. Equity awards granted to our NEOs following the Distribution will be determined by our Compensation Committee. Additionally, all stock options held by the NEOs will vest as of the Distribution and each NEO may exercise such options during the 180-day period following the Distribution. All outstanding restricted stock units held by the NEOs payable in shares of Barnes & Noble common stock or the value of which is determined by reference to the value of shares of Barnes & Noble common stock will be converted into a restricted stock unit award payable in, or the value of which is determined by reference to, our Common Stock on the same terms and conditions as were applicable under such Barnes & Noble restricted stock unit immediately prior to the Distribution, with respect to a number of shares of Company common stock with a fair market value equal to the aggregate fair market value of Barnes & Noble restricted stock units as of immediately prior to the Distribution.

Other Components of Compensation

Barnes & Noble Savings Plan. Each of our NEOs is entitled to participate in Barnes & Noble’s tax-qualified defined contribution 401(k) plan on the same basis as all other eligible employees. The 401(k) plan provides Barnes & Noble employees, including our NEOs, with a means for accumulating tax-deferred savings for retirement purposes. Barnes & Noble matches the contributions of participants, subject to certain criteria. Under the terms of the 401(k) plan, as prescribed by the Code, the contribution of any participating employee is limited to the lesser of 75% of annual salary before taxes or a maximum dollar amount ($18,000 for 2015), subject to a $5,500 increase for participants who are age 50 or older. The amount of Barnes & Noble’s matching contributions for each of our NEOs is set forth in footnotes to the “Summary Compensation Table” elsewhere in this Prospectus.

Limited Perquisites and Other Compensation. Barnes & Noble does not have a formal program providing perquisites to our executives. Instead, certain of our executives are entitled to the limited perquisites set forth in their employment agreements.

Severance and Change of Control Payments and Benefits. The employment agreement that was effective during Fiscal 2015 (each, an “Old Employment Agreement”) for each of Messrs. Roberts, Brover, P. Maloney and W. Maloney provided for certain severance payments and benefits upon termination of employment by College without cause or by the NEO for good reason (including upon termination within two years following a change of control). The triggering events that would have resulted in the severance payments and benefits and the amount of those payments and benefits were selected to provide our NEOs with financial protection upon loss of employment in order to support our executive retention goals and to enable our NEOs to focus on the interests of Barnes & Noble, the College business and Barnes & Noble’s stockholders in the event of a potential change of control. When the employment agreements of our NEOs were entered into, the triggering events and amounts were considered to be competitive with severance protection being offered by other companies with whom we compete for highly qualified executives. The compensation that could be received by each of our NEOs upon termination or change of control is set forth in the “Potential Payments Upon Termination or Change of Control Table” below. Mr. Friedman does not have an employment agreement.

Employment Agreements with our NEOs

For a summary of the material terms of the employment agreements with our NEOs that were effective during Fiscal 2015 and affect the amounts set forth in the tables following this Compensation Discussion and Analysis, see the discussion in the “Narrative to the Summary Compensation Table and the Grants of Plan-Based Awards Table—Employment Agreements with our NEOs.”

Our Anticipated Compensation Program Following This Distribution

We are currently in the process of determining the compensation programs we anticipate implementing for our senior executives, including our NEOs following the Distribution.

Amended and Restated Employment Agreements

Upon the Distribution, the amended and restated employment agreements for Messrs. Roberts, Brover, P. Maloney and W. Maloney will become effective (the “Amended Employment Agreements”). Messrs. Roberts, Brover, P. Maloney and W. Maloney entered into the Amended Employment Agreements in connection with the Distribution. The Amended Employment Agreements contain the following changes to the Old Employment Agreements:

•	the NEOs will be eligible for awards under the Barnes & Noble Education, Inc. Equity Incentive Plan instead of the Amended and Restated Barnes & Noble, Inc. 2009 Incentive Plan;

•	the definition of “change of control” will reference the voting securities and directors of the Company instead of Barnes & Noble and will not contain an exception for acquisitions by Mr. Riggio and his affiliates;

•	the definition of “good reason” will require relocation of College’s principal executive offices outside of both the New York City metropolitan area and the Basking Ridge, NJ area instead of solely the New York City metropolitan area; and

•	the initial term of the Amended Employment Agreements will begin on the date the agreements are executed and will continue until the third anniversary of such date.

Huseby Employment Agreement

Mr. Huseby entered into an employment agreement on June 26, 2015 in connection with the Distribution, pursuant to which he will serve as our Executive Chairman. The employment agreement will continue for two years thereafter, and renew automatically for one year unless either party gives notice of non-renewal at least three months prior to automatic renewal. Pursuant to his employment agreement, Mr. Huseby’s annual base salary can be no less than $500,000 during the term of his employment. Under his employment agreement, Mr. Huseby is eligible for an annual incentive compensation award as determined by our Compensation Committee and grants of equity-based awards with an aggregate target value of 300% of his annual base salary at the same time and of the same type of such awards granted to other executive officers of the Company. Mr. Huseby is also entitled to all other benefits afforded to executive officers and employees of the Company. Under his employment agreement, Mr. Huseby is subject to certain restrictive covenants regarding competition, solicitation, confidentiality and disparagement, which apply during his employment and for the two-year period following the termination of his employment. The confidentiality and non-disparagement covenants apply during the term of his employment and at all times thereafter.

If Mr. Huseby’s employment is terminated by the Company without “cause” or by him for “good reason,” he is entitled, provided he signs a release of claims against the Company, to a lump-sum severance payment equal to two-times: (a) annual base salary, (b) the average annual incentive compensation paid to him with respect to the preceding three completed years (or such lesser number of completed fiscal years) and (c) the cost of benefits. Further, if Mr. Huseby’s employment is terminated by the Company without “cause” or by him for “good reason,” within two years (or the remainder of his term of employment under his employment agreement, whichever is longer) following a “change of control” of the Company, he is entitled, regardless of whether he signs a release of claims against the Company, to a lump-sum severance payment equal to three times: (a) annual base salary, (b) the average annual incentive compensation paid to him with respect to the preceding three completed years (or such lesser number of completed fiscal years) and (c) the cost of benefits. However, if such severance payments trigger the “golden parachute” excise tax under Sections 280G and 4999 of the Code, Mr. Huseby’s severance benefits would be reduced if such reduction would result in a greater after-tax benefit to him.

Our Compensation Committee

Following the Distribution, our Compensation Committee, which will be appointed by our Board, will determine the design of our executive compensation program. Our Compensation Committee will review and evaluate our executive compensation program to ensure that the program is aligned with our compensation philosophy. It is anticipated that our Compensation Committee will engage an independent compensation consultant to advise it in connection with its considerations and decisions.

Other Compensation Related Information

Unless otherwise stated, the compensation tables included in this section reflect amounts paid or payable or awards granted to our NEOs by Barnes & Noble under Barnes & Noble’s compensation plans and programs during Fiscal 2015, which ended May 2, 2015. Following the completion of the Distribution, our NEOs will receive compensation and benefits under our compensation plans and programs.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary (1)	Stock Awards (2)	Non-Equity Incentive Plan Compensation (3)	All Other Compensation (4)	Total
Max J. Roberts	2015	$840,981	$—	$1,437,563	$47,452	$2,325,996
Chief Executive Officer	2014	$788,019	$2,952,000	$873,045	$31,119	$4,644,183
	2013	$725,000	$583,450	$543,750	$29,990	$1,882,190

Barry Brover	2015	$481,154	$—	$410,128	$41,411	$932,693
Vice President, Chief Financial Officer	2014	$461,058	$664,200	$259,325	$31,450	$1,416,033
	2013	$415,000	$200,040	$207,500	$29,988	$852,528

Patrick Maloney	2015	$724,308	$—	$1,031,663	$35,743	$1,791,714
Executive Vice President, Chief Operating Officer	2014	$684,385	$738,000	$751,905	$32,260	$2,206,550
	2013	$620,000	$200,040	$620,000	$30,248	$1,470,288

William Maloney	2015	$656,923	$—	$744,150	$27,023	$1,428,096
Executive Vice President	2014	$648,846	$—	$689,600	$26,860	$1,365,306
	2013	$620,000	$—	$620,000	$25,977	$1,265,977

Joel Friedman	2015	$408,154	$—	$218,940	$20,882	$647,976
Vice President, General Merchandising	2014	$403,923	$184,500	$200,592	$21,303	$810,318
	2013	$385,989	$66,680	$139,680	$20,451	$612,800

(1)	This column represents base salary earned.
(2)	This column represents the aggregate grant date fair value of stock awards granted in Fiscal 2014 and Fiscal 2013, computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718, Compensation—Stock Compensation (“ASC 718”). None of the NEOs received stock awards in Fiscal 2015. The stock awards value is determined to be the fair market value of the underlying Barnes & Noble shares on the grant date, which is determined based on the closing price of Barnes & Noble’s common stock on the grant date. These amounts reflect an estimate of the grant date fair value and may not be equivalent to the actual value recognized by the NEO. For additional information, see the discussions in the “Compensation Discussion and Analysis—Overview of Barnes & Noble’s Compensation Program Design, Long-Term Equity Incentives” section of this Prospectus.
(3)	This column represents the dollar value of performance-based annual incentive compensation earned for performance in Fiscal 2015, Fiscal 2014 and Fiscal 2013, respectively. Refer to the “2015 Grants of Plan-Based Awards Table” for information on awards made in Fiscal 2015. For additional information, see the discussions in the “Compensation Discussion and Analysis—Overview of Barnes & Noble’s Compensation Program Design, Performance-Based Annual Incentive Compensation” section of this Prospectus.

(4)	This column represents the value of all other compensation, as detailed in the table below:

All Other Compensation Table

Name	Fiscal Year	Long-Term Disability Insurance(a)	Life and AD&D Insurance(b)	Car Allowance	401(k) Company Match	Total Other Income
Max J. Roberts	2015	$12,874	$6,309	$18,000	$10,269	$47,452
	2014	$1,560	$1,230	$18,000	$10,329	$31,119
	2013	$1,645	$1,230	$18,000	$9,115	$29,990

Barry Brover	2015	$9,690	$2,975	$18,000	$10,746	$41,411
	2014	$1,640	$348	$18,000	$11,462	$31,450
	2013	$1,640	$348	$18,000	$10,000	$29,988

Patrick Maloney	2015	$6,295	$356	$18,000	$11,092	$35,743
	2014	$1,900	$348	$18,000	$12,012	$32,260
	2013	$1,900	$348	$18,000	$10,000	$30,248

William Maloney	2015	$1,560	$356	$18,000	$7,107	$27,023
	2014	$1,620	$348	$18,000	$6,892	$26,860
	2013	$1,560	$348	$18,000	$6,069	$25,977

Joel Friedman	2015	$1,560	$356	$8,400	$10,566	$20,882
	2014	$1,620	$348	$8,400	$10,935	$21,303
	2013	$1,560	$348	$8,400	$10,143	$20,451

(a)	This represents the premiums paid by Barnes & Noble for the long-term disability insurance.
(b)	This represents the premiums paid by Barnes & Noble for life and accidental death and dismemberment insurance.

Barnes & Noble compensates Messrs. Roberts, Brover, P. Maloney and W. Maloney taking into account the terms of their respective employment agreements, and the information reported in the Summary Compensation Table reflects the terms of such agreements. Mr. Friedman does not have an employment agreement. Barnes & Noble compensates Mr. Friedman taking into account competitive survey data, business performance, industry-wide conditions and recommendations from Mr. Roberts. For more information about our NEOs’ employment agreements, see the discussion below in the “Narrative to the Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements with our NEOs—Old Employment Agreements—General Provisions” section of this Prospectus.

Grants of Plan-Based Awards Table

The following “2015 Grants of Plan-Based Awards Table” provides additional information about non-equity incentive awards and long-term incentive awards granted to our NEOs by Barnes & Noble during Fiscal 2015.

2015 Grants of Plan-Based Awards Table

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)		All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Target ($)	Maximum (2) ($)
Max J. Roberts	07/16/2014	$1,275,000	$1,491,750	—	—	—	—
Barry Brover	07/16/2014	$363,750	$425,588	—	—	—	—
Patrick Maloney	07/16/2014	$915,000	$1,070,550	—	—	—	—
William Maloney	07/16/2014	$660,000	$772,200	—	—	—	—
Joel Friedman	07/16/2014	$164,000	$259,940	—	—	—	—

(1)	These columns represent the target payout level and maximum payout level for the performance-based incentive compensation awards under the Barnes & Noble Incentive Plan, in the case of Mr. Roberts, and under the College Incentive Plan, in the case of Messrs. Brover, P. Maloney, W. Maloney and Friedman. For additional information regarding the performance-based annual incentive compensation program, see the discussion in the “Compensation Discussion and Analysis—Overview of Barnes & Noble’s Compensation Program Design, Performance-Based Annual Incentive Compensation” section of this Prospectus.
(2)	The maximum amounts shown in the column reflect values derived from each NEO’s target incentive compensation percentage of salary. For additional information regarding the performance-based annual incentive compensation program, see the discussion in the “Compensation Discussion and Analysis—Overview of Barnes & Noble’s Compensation Program Design, Performance-Based Annual Incentive Compensation” section of this Prospectus.

Narrative to the Summary Compensation Table and the Grants of Plan-Based Awards Table

Employment Agreements with our NEOs

The Old Employment Agreements with each of Messrs. Roberts, Brover, P. Maloney and W. Maloney provided for certain severance payments and benefits upon termination of employment by College without “cause” or by the NEO for “good reason” (including upon termination within two years following a change of control). As discussed above under “—Employment Agreements with our NEOs”, each of our NEOs entered into an Amended Employment Agreement after Fiscal 2015, but the terms of the Old Employment Agreements are described below because they affect the compensation tables in this section. Mr. Friedman does not have an employment agreement. The benefits he received in Fiscal 2015 are described below and are generally the same as those provided to other employees. He is entitled to be considered for severance, as other employees generally.

Old Employment Agreements—General Provisions

College has entered into an employment agreement with each of Messrs. Roberts, Brover, P. Maloney and W. Maloney, and the compensation of each of these NEOs is based on their respective employment agreement as well as their job responsibilities. The terms of the employment agreement with Mr. Roberts commenced on June 23, 2014, with each of Messrs. Brover and P. Maloney commenced on June 30, 2014 and with

Mr. W. Maloney commenced on September 30, 2009, and will continue for three years or, solely in the case of Mr. W. Maloney, two years thereafter, and renew each year automatically for one year unless either party gives notice of non-renewal at least three months prior to automatic renewal.

Pursuant to their employment agreements, the annual base salaries of Messrs. Roberts, Brover, P. Maloney and W. Maloney can be no less than $850,000, $485,000, $732,000 and $600,000, respectively, during the terms of their employment. With respect to Messrs. Roberts, Brover, P. Maloney and W. Maloney, the NEO is eligible for a minimum target annual incentive compensation award of 150%, 75%, 125% and 100% of his base salary, respectively. The employment agreements also provide that the NEO is eligible for grants of equity-based awards under the Amended and Restated Barnes & Noble, Inc. 2009 Incentive Plan, or solely in the case of Mr. W. Maloney, restricted stock awards under Barnes & Noble’s 2009 Incentive Plan, and provide for a $1,500 monthly car allowance. The employment agreements for Messrs. Roberts, Brover and P. Maloney also provide for $1,000,000 of life insurance and long-term disability (providing for monthly payments of $12,800) payable during the disability period through the earlier of death or the attainment of age 65. Each of our NEOs is entitled to all other benefits afforded to executive officers and employees of College.

Under their respective employment agreements with College, Messrs. Roberts, Brover, P. Maloney and W. Maloney are subject to certain restrictive covenants regarding competition, solicitation, confidentiality and disparagement. The non-competition and non-solicitation covenants apply during each of the employment of Messrs. Roberts, Brover, P. Maloney and W. Maloney and for the two-year period following the termination of employment of Messrs. Roberts, Brover, P. Maloney and W. Maloney. The confidentiality and non-disparagement covenants apply during the term of each respective employment agreement of Messrs. Roberts, Brover, P. Maloney and W. Maloney and at all times thereafter.

Old Employment Agreements—Severance and Change of Control Benefits

The employment agreements provide that the employment of Messrs. Roberts, Brover, P. Maloney and W. Maloney may be terminated by College upon death or disability or for “cause”, and by the NEO without “good reason”. If the employment of Messrs. Roberts, Brover, P. Maloney or W. Maloney is terminated by College upon death, disability or for “cause,” or by the NEO without “good reason”, the NEO is entitled to payment of base salary through the date of death, disability or termination of employment.

If the employment of Messrs. Roberts, Brover or P. Maloney is terminated by College without “cause” or by the executive for “good reason,” the NEO is entitled, provided he signs a release of claims against College, to a lump-sum severance payment equal to two-times (or, in the case of Messrs. Brover and P. Maloney, one times) (a) annual base salary, (b) the average annual incentive compensation paid to him with respect to the preceding three completed years and (c) the cost of benefits. Mr. W. Maloney is entitled to one times his annual base salary if his employment is terminated by the Company without “cause” or by him for “good reason”.

Further, if the employment of Messrs. Roberts, Brover or P. Maloney is terminated by the Company without “cause” or by the NEO for “good reason” within two years (or the remainder of his term of employment under his employment agreement, whichever is longer) following a “change of control” of Barnes & Noble, the NEO is entitled, regardless of whether he signs a release of claims against College, to a lump-sum severance payment equal to three times (or, in the case of Messrs. Brover and P. Maloney, two times) (a) annual base salary, (b) the average annual incentive compensation paid to him with respect to the preceding three completed years and (c) the cost of benefits. However, if such severance payments trigger the “golden parachute” excise tax under Sections 280G and 4999 of the Code, the severance benefits for Messrs. Roberts, Brover and P. Maloney would be reduced if such reduction would result in a greater after-tax benefit to him. Mr. W. Maloney is entitled to two times his annual base salary if his employment is terminated by the Company without “cause” or by him for “good reason” within two years (or the remainder of his term of employment under his employment agreement, whichever is longer) following a “change of control” of Barnes & Noble.

Except as otherwise provided by the applicable award agreement, if the successor company assumes or substitutes for an outstanding equity award such award will continue in accordance with its applicable terms and will not be accelerated. Under the option award agreements, if the holder were terminated within 24 months following a change of control, then the unvested options underlying the award or substitute award would immediately vest. Furthermore, under the restricted stock unit award agreements, if the holder were terminated other than for “cause” at any time following a change of control, then the unvested restricted stock units underlying the award would immediately vest. Under the stock option and restricted stock unit award agreements executed under the Barnes & Noble 2009 Incentive Plan (prior to its amendment and restatement), “change of control” generally means any of the following: (a) a change in the ownership of Barnes & Noble; (b) a change in the effective control of Barnes & Noble; or (c) a change in the ownership of a substantial portion of Barnes & Noble’s assets, in each case, within the meaning of Section 409A of the Code and the regulations promulgated thereunder. Under the stock option and restricted stock unit award agreements executed under the Barnes & Noble Incentive Plan, “change of control” generally means any of the following: (a) during any period of 24 consecutive months, a change in the composition of a majority of Barnes & Noble’s directors, as constituted on the first day of such period, that was not supported by a majority of the incumbent directors; (b) the consummation of certain mergers or consolidations of Barnes & Noble with any other corporation, or the sale of all or substantially all the assets of Barnes & Noble, following which Barnes & Noble’s then current stockholders cease to own more than 50% of the combined voting power of the surviving entity; or (c) the acquisition by a third party (other than Mr. Riggio and his affiliates) of 40% or more of the combined voting power of the then outstanding voting securities of Barnes & Noble. Under the restricted stock unit award agreements, “cause” generally means (a) a material failure by the holder to perform his or her duties (other than as a result of incapacity due to physical or mental illness) during his or her employment with Barnes & Noble after written notice of such breach or failure and the holder failed to cure such breach or failure to Barnes & Noble’s reasonable satisfaction within five days after receiving such written notice; or (b) any act of fraud, misappropriation, misuse, embezzlement or any other material act of dishonesty in respect of Barnes & Noble or its funds, properties, assets or other employees.

The estimated payments to be made by College to our NEOs in the event of a change of control are set forth below in the “Potential Payments Upon Termination or Change of Control Table”.

Old Employment Agreements—Defined Terms

“cause”, for purposes of the employment agreements generally means any of the following: (a) the NEO engaging in intentional misconduct or gross negligence that, in either case, is injurious to College; (b) the NEO’s indictment, entry of a plea of nolo contendere or conviction by a court of competent jurisdiction with respect to any crime or violation of law involving fraud or dishonesty (with the exception of misconduct based in good faith on the advice of professional consultants, such as attorneys and accountants) or any felony (or equivalent crime in a non-U.S. jurisdiction); (c) any gross negligence, intentional acts or intentional omissions by the NEO that constitute fraud, dishonesty, embezzlement or misappropriation in connection with the performance of the NEO’s duties and responsibilities; (d) the NEO engaging in any act of intentional misconduct or moral turpitude reasonably likely to adversely affect College or its business; (e) the NEO’s abuse of or dependency on alcohol or drugs (illicit or otherwise) that adversely affects the NEO’s job performance; (f) the NEO’s willful failure or refusal to properly perform the duties, responsibilities or obligations of the NEO’s service for reasons other than disability or authorized leave, or to properly perform or follow any lawful direction by College; or (g) the NEO’s material breach of the agreement or of any other contractual duty to, written policy of, or written agreement with, College.

“change of control”, for purposes of the employment agreements generally means any of the following: (a) the acquisition by any person or group (other than the executive or his or her affiliates or Mr. Riggio or any of his heirs or affiliates) of 40% or more of Barnes & Noble’s voting securities; (b) Barnes & Noble’s directors immediately prior to a merger, consolidation, liquidation or sale of assets cease within two years thereafter to constitute a majority of the Barnes & Noble’s board of directors; or (c) Barnes & Noble’s directors immediately prior to a tender or exchange offer for Barnes & Noble’s voting securities cease within two years thereafter to constitute a majority of the Barnes & Noble board of directors.

“good reason”, for purposes of the employment agreements, generally means any of the following: (a) a material diminution of authority, duties or responsibilities; (b) a greater than 10% reduction in base salary; (c) the relocation of College’s principal executive offices outside of the New York City metropolitan area; or (d) a failure by College to make material payments under the agreement.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes the equity awards Barnes & Noble made to our NEOs that were outstanding as of the end of Fiscal 2015. In accordance with the applicable SEC disclosure guidance, this table and the accompanying footnotes do not account for any awards that may have been exercised or have vested pursuant to their terms in the ordinary course since the end of Fiscal 2015.

2015 Outstanding Equity Awards at Fiscal Year End

	Option Awards					Stock Awards
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (1)		Option Exercise Price	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (2)	Market Value of Shares or Units of Stock That Have Not Vested (3)
		Exercisable	Unexercisable
Max J. Roberts	11/15/2011	30,000	30,000	$15.78	11/14/2021	05/23/2011	10,834	$245,932
						03/05/2013	26,250	$595,875
						02/07/2014	133,333	$3,026,659

Barry Brover	11/15/2011	15,000	15,000	$15.78	11/14/2021	05/23/2011	5,834	$132,432
						03/05/2013	9,000	$204,300
						02/07/2014	30,000	$681,000

Patrick Maloney	11/15/2011	17,500	17,500	$15.78	11/14/2021	05/23/2011	7,500	$170,250
						03/05/2013	9,000	$204,300
						02/07/2014	33,333	$756,659
William Maloney	11/15/2011	17,500	17,500	$15.78	11/14/2021	05/23/2011	7,500	$170,250

Joel Friedman	—	—	—	—	—	03/05/2013	3,000	$68,100
						02/07/2014	8,334	$189,182

(1)	This column represents outstanding grants of options. Set forth in the table below are the remaining vesting dates of all unvested options:

Name	Option Grant Date	Number of Shares or Units of Stock That Have Not Vested	Vesting Dates
Max J. Roberts	11/15/11	30,000	50% on 11/15/15
Barry Brover	11/15/11	15,000	50% on 11/15/15
Patrick Maloney	11/15/11	17,500	50% on 11/15/15
William Maloney	11/15/11	17,500	50% on 11/15/15
Joel Friedman	—	—	—

(2)	This column represents outstanding grants of shares of restricted stock units. Set forth in the table below are the remaining vesting dates of all unvested restricted stock unit awards:

Name	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested	Vesting Dates
Max J. Roberts	05/23/2011	10,834	25% on 05/23/14 and 50% on 05/23/15
	03/05/2013	26,250	25% on 03/05/16 and 50% on 03/05/17
	02/07/2014	133,333	33.3% on 02/07/16 and 33.4% on 02/07/17

Barry Brover	05/23/2011	5,834	25% on 05/23/14 and 50% on 05/23/15
	03/05/2013	9,000	25% on 03/05/16 and 50% on 03/05/17
	02/07/2014	30,000	33.3% on 02/07/16 and 33.4% on 02/07/17

Patrick Maloney	05/23/2011	7,500	25% on 05/23/14 and 50% on 05/23/15
	03/05/2013	9,000	25% on 03/05/16 and 50% on 03/05/17
	02/07/2014	33,333	33.3% on 02/07/16 and 33.4% on 02/07/17

William Maloney	05/23/2011	7,500	25% on 05/23/14 and 50% on 05/23/15

Joel Friedman	03/05/2013	3,000	25% on 03/05/16 and 50% on 03/05/17
	02/07/2014	8,334	33.3% on 02/07/16 and 33.4% on 02/07/17

(3)	Market values have been calculated using a stock price of $22.70 (closing price of Barnes & Noble’s common stock on May 1, 2015, the last trading day of Fiscal 2015).

The following “2015 Option Exercises and Stock Vested” table provides additional information about the value realized by our NEOs on option award exercises and the vesting of stock or stock unit awards during the fiscal year ended May 2, 2015.

Option Exercises and Stock Vested

2015 Option Exercises and Stock Vested

		Option Awards		Stock Awards
Name	Fiscal Year	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1) ($)
Max J. Roberts	2015	—	$—	80,833	$1,921,923
Barry Brover	2015	—	$—	20,916	$486,708
Patrick Maloney	2015	—	$—	23,416	$541,061
William Maloney	2015	—	$—	3,750	$63,150
Joel Friedman	2015	—	$—	5,166	$125,696

(1)	The amounts in this column are calculated by multiplying the number of shares vested by the closing price of Barnes & Noble’s common stock on the date of vesting.

Potential Payments Upon Termination or Change of Control

The following table shows the estimated benefits payable upon a hypothetical termination of employment under the applicable employment agreement and under various termination scenarios as of the fiscal year ended May 2, 2015.

Potential Payments Upon Termination or Change of Control Table (1)

Event	Max J. Roberts	Barry Brover	Patrick Maloney	William Maloney	Joel Friedman
Involuntary Termination or Voluntary Termination with Good Reason
Cash severance payment (2)	$3,640,375	$817,943	$1,564,894	$660,000	$—
Accelerated equity-based awards (3)	$—	$—	$—	$—	$—

Total	$3,640,375	$817,943	$1,564,894	$660,000	$—
Death
Cash severance payment (2)	$—	$198,332	$220,369	$—	$55,092
Accelerated equity-based awards (3)	$3,868,466	$1,017,732	$1,131,209	$170,250	$257,282
Health benefits (4)	$1,605	$5,011	$1,605	$3,404	$1,605

Total	$3,870,071	$1,221,075	$1,353,183	$173,654	$313,979
Disability
Cash severance payment (2)	$—	$198,332	$220,369	$—	$55,092
Accelerated equity-based awards (3)	$3,868,466	$1,017,732	$1,131,209	$170,250	$257,282
Health benefits (5)	$6,047	$8,757	$6,047	$8,757	$6,047

Total	$3,874,513	$1,224,821	$1,357,625	$179,007	$318,421

Change of Control with Involuntary Termination (without Cause) or Termination with Good Reason
Cash severance payment (2)	$5,460,563	$1,834,217	$3,350,156	$1,320,000	$55,092
Accelerated equity-based awards (3)	$4,076,066	$1,121,532	$1,252,309	$291,350	$257,282

Total	$9,536,629	$2,955,749	$4,602,465	$1,611,350	$312,374

(1)	The values in this table reflect estimated payments associated with various termination scenarios, assume a stock price of $22.70 (closing price of Barnes & Noble’s common stock on May 1, 2015, the last trading day of Fiscal 2015) and include all outstanding grants through the assumed termination date of May 2, 2015. Actual value will vary based on changes in Barnes & Noble’s common stock price.
(2)

For Messrs. Roberts, Brover and P. Maloney, cash severance is equal to the sum of (i) the NEO’s annual base salary, (ii) the average of annual incentive compensation actually paid to the NEO with respect to the three completed years preceding the date of termination and (iii) the aggregate annual cost of benefits, times the named executive officer’s severance multiple as follows: two times (or, in the case of Messrs. Brover and P. Maloney, one times) for non- change of control and three times (or, in the case of Messrs. Brover and P. Maloney, two times) for change of control. Mr. W. Maloney is entitled to one times his annual base salary if his employment is terminated by the Company without “cause” or by him for “good reason” and two times his annual base salary if such termination is within two years (or the remainder of his term of employment under his employment agreement, whichever is longer) following a “change of control”. Messrs. Brover, P. Maloney and Friedman are parties to retention agreements that provide that upon a termination of the employment of each of Messrs. Brover, P. Maloney and Friedman without “Cause,” or due to death or “Permanent and Total Disability” (in each case as defined in the retention agreement), the NEO will receive a pro-rata portion of 50% of the total retention bonus payable under such retention agreement. The amount of cash severance attributable to the amounts payable under the retention agreements of Messrs. Brover, P. Maloney and Friedman is $198,332, $220,369 and $55,092, respectively, assuming such a termination occurs on May 2, 2015.
(3)	This row represents the value of restricted stock unit awards that would automatically vest upon a termination due to death or disability and the value of stock options and restricted stock unit awards upon a termination following a change of control. Except as provided below, in the event of a change of control, unless otherwise provided by the applicable award agreement, if the successor company assumes or substitutes for an outstanding equity award such award will continue in accordance with its applicable terms and not be accelerated. Absent a change of control, in the event of involuntary termination, termination for “cause” or resignation for any reason, each stock option and restricted stock unit award will be forfeited. Furthermore, except as provided below, in the event of (i) a termination within 24 months following a change of control, each stock option will immediately vest, (ii) a termination at any time following a change of control, also provided the termination is other than for “cause,” each restricted stock unit award will immediately vest and (iii) the holder’s death or disability, each restricted stock unit award will immediately vest and each option will be forfeited, unless otherwise determined by the Barnes & Noble Compensation Committee.
(4)	Following the termination of employment for Messrs. Roberts, Brover and P. Maloney due to death, Barnes & Noble provides the NEO’s spouse three months of premiums for medical and dental insurance in accordance with the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”).
(5)	Following the termination of employment for Messrs. Roberts, Brover and P. Maloney due to disability, Barnes & Noble provides the NEO a seven-month subsidy for premiums for medical and dental insurance in accordance with COBRA.

For the table above, the amount of potential payments to our NEOs in the event of a termination of their employment in connection with a change of control was calculated assuming that a change of control occurred on the last business day of Fiscal 2015 (May 1, 2015), each NEO’s employment terminated on that date due to involuntary termination without cause or for good reason and the successor company did not assume the NEO’s stock option and restricted stock unit awards.

For a summary of the provisions of the employment agreements with our NEOs that were effective as of May 2, 2015 and the outstanding equity awards that were held by our NEOs as of May 2, 2015, and therefore affect the amounts set forth in the table above in the event of involuntary termination without cause or for good reason or a change of control, see the discussions in the “Narrative to the Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements and Individual Arrangements with our NEOs—Old Employment Agreements—General Provisions” and “Narrative to the Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements and Individual Arrangements with our NEOs—Old Employment Agreements—Severance and Change of Control Benefits” sections of this Prospectus.

Director Compensation

Annual Retainer

We have not yet paid any compensation to our directors. Following the Spin-Off, each non-employee director will receive an annual Board retainer fee of $65,000, paid in quarterly installments. The Lead Director of the Board will receive an additional $25,000 annual cash retainer. Audit Committee members will receive an additional $15,000 annual cash retainer, and the Chair of the Audit Committee will receive an additional $30,000 annual cash retainer. Compensation Committee members will receive an additional $10,000 annual cash retainer, and the Chair of the Compensation Committee will receive an additional $20,000 annual cash retainer. Corporate Governance and Nominating Committee members will receive an additional $10,000 annual cash retainer, and the Chair of the Corporate Governance and Nominating Committee will receive an additional $17,500 annual cash retainer. Directors who are our employees will not receive additional compensation for serving on our Board or its committees. All directors will also be reimbursed for travel, lodging and related expenses incurred in attending Board meetings.

Equity Compensation

Each non-employee director will be eligible for equity award grants under the Company’s proposed incentive plan. These will be in the form of restricted stock awards with an aggregate grant date value of $120,000.

The Barnes & Noble Education Incentive Plan

A general description of the principal terms of the proposed Barnes & Noble Education, Inc. Equity Incentive Plan (the “Incentive Plan”) is set forth below. However, the summary does not purport to be a complete description of the Incentive Plan. The description is qualified in its entirety by the terms of the Incentive Plan, as proposed to be adopted, which will be filed as an exhibit to an amendment to our Registration Statement on Form S-1, of which this Prospectus is a part.

Purpose of the Incentive Plan

The purpose of the Incentive Plan is to assist the Company and its affiliates in attracting and retaining selected individuals to serve as non-employee directors, employees, consultants and/or advisors of the Company who are expected to contribute to the Company’s success and to achieve long-term objectives which will inure to the benefit of all stockholders of the Company through the additional incentives inherent in the awards granted under the Incentive Plan.

Effective Date

The Incentive Plan will become effective on the date of the approval of the Distribution and will terminate ten years from the date of such approval, unless sooner terminated by the Board.

Stock Limits

The maximum number of shares of the Company’s common stock available for grant under the Incentive Plan will be 5% of the shares of the Company’s common stock outstanding on the Distribution Date. Any stock that is the subject of an award under the Incentive Plan shall be counted against the limit as one share for every share issued. In general, stock is counted against the limit only to the extent that it is actually issued. Thus, stock subject to any award under the Incentive Plan which terminates by expiration, forfeiture, cancellation or otherwise is settled in cash in lieu of stock, or exchanged for awards not involving stock, shall again be available for grant. Awards that are required to be settled in cash will not reduce the number of shares of the Company’s common stock available for grant. Substitute awards shall not reduce the shares authorized for issuance under the Incentive Plan or authorized for grant to a participant in any calendar year. If shares issued upon vesting or settlement of an award other than an option or SAR, or shares owned by a participant, are surrendered or tendered to the Company in payment of any taxes required to be withheld in respect of such award, such surrendered or tendered shares shall again become available to be delivered pursuant to awards under the Incentive Plan.

Additionally, the Incentive Plan imposes certain per-participant award limits. In any fiscal year of the Company (subject to certain adjustments resulting from corporate transactions as discussed in the following paragraph), no participant may (i) be granted options or SARs with respect to more than 1.5 million shares or (ii) be paid more than 1.5 million shares (or the equivalent in cash) pursuant to restricted stock awards, performance awards or other stock unit awards, to the extent such awards are intended to be performance-based compensation under Code Section 162(m). Additionally, the maximum dollar value payable to any participant in any fiscal year of the Company with respect to performance awards and/or other stock unit awards that are valued with reference to property other than stock (including cash) is $10 million to the extent such awards are intended to be performance-based compensation under Code Section 162(m). Canceled awards will continue to be counted towards these limitations. The aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all awards granted to any non-employee director during any single fiscal year (excluding awards made at the election of such director in lieu of all or a portion of annual and committee cash retainers) shall not exceed $500,000.

The number, class and kind of securities that may be issued, the number, class and kind of securities subject to outstanding awards, the option price or base price applicable to outstanding awards, the per-participant award limits, and other value determinations are subject to adjustment by the Compensation Committee of the board of directors of the Company (the “Compensation Committee”) to reflect stock dividends, stock splits, reverse stock splits and other corporate events or transactions. The Compensation Committee may also make adjustments to reflect unusual or nonrecurring events such as mergers, recapitalizations, consolidations, spin-offs and other corporate reorganizations. However, the Compensation Committee cannot make any adjustments that would cause an award not otherwise “deferred compensation” within the meaning of Code Section 409A to become or create “deferred compensation” under Code Section 409A.

Other Company Plans

Stock available under the Incentive Plan may be used by the Company as a form of payment of performance-based compensation under other Company compensation plans, whether or not existing on the date hereof. To the extent any stock is used by the Company under its other compensation plans, this stock will reduce the then number of shares available under the Incentive Plan for future awards, but will not be subject to the fiscal year stock or dollar limitations referred to above.

Administration

The Compensation Committee is responsible for administering the Incentive Plan and has the discretionary power to interpret the terms and intent of the Incentive Plan and any Incentive Plan-related documentation. The Board may remove from, add members to, or fill vacancies on, the Compensation Committee. The Compensation Committee is also responsible for determining the eligibility for awards, the types, terms and conditions of awards (including when and under what circumstances awards will vest, become exercisable or be paid or settled, subject to limitations regarding the minimum period for vesting and the attainment of certain performance criteria), whether and how an award may be settled, deferred or canceled, subject to certain limitations applicable to awards subject to performance-based vesting, whether an award will have dividend equivalents, whether to accelerate the vesting or exercisability and whether to amend an outstanding award or grant a replacement award. The Compensation Committee may establish rules and regulations pertaining to the Incentive Plan and may make any determination and take any other action it deems necessary or desirable for administration of the Incentive Plan. Determinations of the Compensation Committee made under the Incentive Plan are final and binding. The Compensation Committee may delegate administrative duties and powers to a committee of one or more non-employee directors and, to the extent permitted by law, to one or more officers or a committee of officers the right to grant awards to employees who are not directors or officers of the Company and to cancel or suspend awards to employees who are not directors or officers of the Company, subject to the requirements of Rule 16b-3 of the Exchange Act and the rules of the NYSE. The full Board may at any time grant awards to non-employee directors or administer the Incentive Plan with respect to those awards.

Eligibility

Individuals eligible to receive awards under the Incentive Plan are employees and non-employee directors (including prospective employees and directors) of the Company or of any of its affiliates, and consultants and advisors (including prospective consultants and advisors) who provide services to the Company and any of its affiliates, as selected by the Compensation Committee.

Minimum Vesting Schedule

Except for awards subject to vesting in whole or part based on performance criteria or awards granted to non-employee directors, the award agreement for each award shall provide for full vesting no earlier than 12 months after the applicable grant date, or, solely in the case of awards granted prior to the first annual meeting of the stockholders of the Distribution, such period as determined by the Compensation Committee in its sole discretion, subject to any accelerated vesting and/or exercisability, as applicable, in such award agreement, the Incentive Plan or any other applicable arrangement to apply upon the occurrence of a specified event.

Options

The Compensation Committee may grant options under the Incentive Plan either alone or in addition to other awards granted under the Incentive Plan. The exercise price for options cannot be less than the fair market value of the Company’s common stock on the date of grant, which shall be the closing price of the stock as reported on the NYSE on the date of grant. The Compensation Committee may provide that an option will be automatically exercised, without further action by the holder, on the last day of such option’s exercise period if, on such day, the fair market value of the Company’s common stock to be acquired exceeds the aggregate exercise price. The Incentive Plan expressly prohibits repricing of options/canceling an option with an exercise price that exceeds the fair market value of the stock underlying such option in exchange for another award or cash (other than in connection with a change of control). The latest expiration date of an option cannot be later than the tenth anniversary of the date of grant. The exercise price may be paid with cash or its equivalent, with previously acquired stock, or by certain other means with the consent of the Compensation Committee. With respect to options intended to qualify as “incentive stock options” as defined in Code Section 422, the maximum number of shares with respect to which such options may be granted under the Incentive Plan will be 2.5% of the shares of the Company’s common stock outstanding on the Distribution Date.

Stock Appreciation Rights

The Compensation Committee may grant SARs under the Incentive Plan either alone or in addition to other awards granted under the Incentive Plan. Upon the exercise of an SAR, the holder will have the right to receive the excess of (i) the fair market value of one share on the date of exercise over (ii) the base price of the SAR on the date of grant, which will not be less than the fair market value of one share of the Company’s common stock on the date of grant. The Compensation Committee may provide that an SAR will be automatically exercised, without further action by the holder, on the last day of such SAR’s exercise period, if on such day, the fair market value of the stock to which such SAR relates exceeds the aggregate base price. The latest expiration date of an SAR cannot be later than the tenth anniversary of the date of grant. Upon the exercise of an SAR, the Compensation Committee will determine, in its sole discretion, whether payment will be made in cash, stock or other property, or any combination thereof. The Incentive Plan expressly prohibits repricing of SARs/canceling an SAR with a base price that exceeds the fair market value of the stock underlying such SAR in exchange for another award or cash (other than in connection with a change of control).

Restricted Stock

The Compensation Committee may award restricted stock either alone or in addition to other awards under the Incentive Plan. Restricted stock awards consist of stock that is granted to a participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. A holder of restricted stock is generally treated as a stockholder of the Company (subject to certain restrictions) and has the right to vote such stock and the right to receive distributions made with respect to such stock. However, the Compensation Committee may require that any dividends otherwise payable with respect to a restricted stock award will not be paid currently but will be accumulated until the applicable restricted stock award has vested. In the case of restricted stock awards that are subject to vesting based on the achievement of performance goals, a participant will not be entitled to receive payment for any cash dividends with respect to such restricted stock awards unless, until and except to the extent that the applicable performance goals are achieved or are otherwise deemed to be satisfied.

Other Stock Unit Awards

Other awards of stock and other awards that are valued in whole or in part by reference to, or are otherwise based on, stock or other property, may be granted to participants, either alone or in addition to other awards granted under the Incentive Plan. Unlike restricted stock awards, other stock unit awards result in the transfer of stock to the participant only after specified conditions and the holder of such an award is treated as a stockholder with respect to the award when the stock is delivered in the future. Other stock unit awards may be paid in cash, stock, other property, or any combination thereof, in the sole discretion of the Compensation Committee at the time of payment. The Compensation Committee may require that any dividend equivalents otherwise payable with respect to any other stock unit award will not be paid currently but will be accumulated until the applicable other stock unit award has vested. In the case of other stock unit awards that are subject to vesting based on the achievement of performance goals, a participant will not be entitled to receive payment for any dividend equivalents with respect to such other stock unit awards unless, until and except to the extent that the applicable performance goals are achieved or are otherwise deemed to be satisfied.

Performance Awards

Performance awards may be granted under the Incentive Plan, either alone or in addition to other awards granted under the Incentive Plan. Performance awards will be earned only if the participant meets certain performance goals established by the Compensation Committee over a designated performance period. Performance awards may be paid in cash, stock, other property, or any combination thereof, in the sole discretion of the Compensation Committee at the time of payment. The performance goals to be achieved for each performance period will be determined by the Compensation Committee and may be based upon the criteria described below the heading “Code Section 162(m) Provisions.” Performance periods will be established by the Compensation Committee for each performance award and except for performance awards granted prior to the first annual meeting of stockholders following the Distribution, shall not be less than 12 months. No participant will be entitled to receive payment for any dividend equivalents with respect to any performance awards unless, until and except to the extent that the performance goals applicable to

Code Section 162(m) Provisions

If the Compensation Committee determines at the time restricted stock, a performance award or other stock unit award is granted to a participant who is, or is likely to be, at the end of the tax year in which the Company would claim a tax deduction in connection with such award, a “covered employee” for purposes of Code Section 162(m), then the Compensation Committee may provide that the following provisions are applicable to such award (these awards are referred to as “Covered Awards” below):

Performance Criteria. Covered Awards will be subject to the achievement of one or more objective performance goals established by the Compensation Committee, which will be based on the attainment of specified levels of one or any combination of the following: sales (including same store or comparable sales); net sales; return on sales; cash flow (including operating cash flow and free cash flow); cash flow per share (before or after dividends); cash flow return on investment; cash flow return on capital; pretax income before allocation of corporate overhead and bonus; earnings per share; net income; division, group or corporate financial goals or ratios including those measuring liquidity, activity, profitability or leverage; return on stockholders’ equity; total stockholder return; return on assets; attainment of strategic and operational initiatives; appreciation in and/or maintenance of the price of the shares or any other publicly-traded securities of the Company; market share; customer satisfaction; customer growth; user time spent online; unique users; registered users; user frequency; user retention; web page views; employee satisfaction; employee turnover; productivity or productivity ratios; strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company’s products (including with group purchasing organizations, distributors and other vendors); supply chain achievements (including establishing relationships with manufacturers or suppliers of component materials and manufacturers of the Company’s products); co-development, co-marketing, profit sharing, joint venture or other similar arrangements); gross profits; gross or net profit margin; operating margin; gross profit growth; year-end cash; cash margin; revenue; net revenue; product revenue or system-wide revenue (including growth of such revenue measures); operating earnings; operating income; earnings before taxes; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; economic value-added models; comparisons with various stock market indices; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents and passing pre-approval inspections (whether of the Company or the Company’s third-party manufacturer) and validation of manufacturing processes (whether the Company’s or the Company’s third-party manufacturer’s)); improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable; general and administrative expense savings; inventory control; operating efficiencies; average inventory; inventory turnover; inventory shrinkage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company’s equity or debt securities; debt level year-end cash position; book value; factoring transactions; competitive market metrics; timely completion of new product roll-outs; timely launch of new facilities (such as new store openings, gross or net); sales or licenses of the Company’s assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); royalty income; implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures, succession and hiring projects, reorganization and other corporate transactions, expansions of specific business operations and meeting divisional or project budgets; factoring transactions; and recruiting and maintaining personnel; debt reduction; reductions in costs, and/or return on invested capital of the Company or any affiliate, division or business unit of the Company for or within which the participant is primarily employed. Any performance criteria that are financial metrics may be determined in accordance with United States Generally Accepted Accounting Principles (“GAAP”), or may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP.

Additionally, the Compensation Committee may also exclude the impact of an event or occurrence that the Compensation Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges or infrequently occurring items, (b) an event either not directly related to the operations of the Company or not within the reasonable control of the Company’s management, (c) a change in accounting standards required by generally accepted accounting principles, (d) asset write-downs, (e) litigation or claim judgments or settlements, (f) acquisitions or divestitures, (g) foreign exchange gains and losses, (h) a change in the fiscal year of the Company, (i) tax law changes, (j) costs associated with refinancing or repurchase of bank loans or debt securities, (k) unbudgeted capital expenditures or (l) a business interruption event.

Adjustments

To prevent the dilution or enlargement of benefits or potential benefits intended to be made available under the Incentive Plan, the aggregate number, class and kind of securities that may be delivered under the Incentive Plan, including certain limitations under the Incentive Plan, the number, class and kind and option or base price of securities subject to outstanding awards, the per-participant award limits, and other value determinations are subject to adjustment by the Compensation Committee to reflect stock dividends, stock splits, reverse stock splits and other corporate events or transactions, including a Change of Control (defined below). The Compensation Committee may also make adjustments to reflect unusual or nonrecurring events such as mergers, recapitalizations, consolidations, spin-offs and other corporate reorganizations.

Dividend Equivalents

The Compensation Committee may provide for the payment of dividend equivalents with respect to any stock subject to an award that has not actually been issued under the award. As mentioned above, no participant will be entitled to receive payment for any dividend equivalents with respect to other stock unit awards subject to performance-based vesting or any performance awards unless, until and except to the extent that the performance goals applicable to such awards are achieved or are otherwise deemed to be satisfied.

Termination of Employment

The Compensation Committee will determine how each award will be treated following termination of the holder’s employment with, or service for, the Company, including the extent to which unvested portions of the award will be forfeited and the extent to which options, SARs or other awards requiring exercise will remain exercisable.

Treatment of Awards upon a Change of Control

One or more awards may be subject to the terms and conditions set forth in a written or electronic agreement between the Company and a participant providing for different terms or provisions with respect to such awards upon a “Change of Control” (as defined in the Incentive Plan) of the Company. Unless otherwise provided in the applicable award agreement, in the event of a Change of Control, if the successor company assumes or substitutes for an outstanding award, then such award will be continued in accordance with its applicable terms and vesting will not be accelerated. If an award is not assumed or substituted for, generally it will vest and become free of all restrictions and limitations, and if the award is a performance award then the Compensation Committee will determine the portion and level of the award considered to be earned and payable. For purposes of the Incentive Plan, “Change of Control” will generally have the meaning set forth in the applicable award agreement (subject to the limitations described below). If there is no definition set forth in the applicable award agreement, “Change of Control” will mean:

(i) during any period of 24 consecutive months, a change in the composition of a majority of the Board, as constituted on the first day of such period, that was not supported by a majority of the incumbent directors;

(ii) the consummation of certain mergers or consolidations of the Company with any other corporation, or the sale of all or substantially all the assets of the Company, following which the Company’s then current stockholders cease to own more than 50% of the combined voting power of the surviving entity; or

(iii) the acquisition by a third party (other than Mr. Leonard Riggio and his affiliates) of 40% or more of the combined voting power of the then outstanding voting securities of the Company, which, for the avoidance of doubt does not include the Distribution.

Although award agreements may provide for a different definition of Change of Control than is provided for in the Incentive Plan, any definition of Change of Control set forth in any award agreement will provide that a Change of Control would not occur until consummation or effectiveness of a Change of Control of the Company, rather than upon the announcement, commencement, stockholder approval or other potential occurrence of any event or transaction that, if completed, would result in a change of control of the Company.

Amendments

The Board may at any time alter, amend, suspend or terminate the Incentive Plan, except that no amendment of the Incentive Plan will be made without stockholder approval if stockholder approval is required by applicable law or regulation. Stockholder approval is also generally required for any amendment that would: (i) increase the number of shares that may be the subject of awards; (ii) expand the types of awards available; (iii) materially expand the class of persons eligible to participate; (iv) permit options or SARs to be issued or repriced at option or base prices less than 100% of fair market value; (v) increase the maximum permissible term for options or SARs; (vi) modify the limitations on the number of shares or maximum dollar amounts that may be awarded to participants or (vii) permit awards to be transferred to third parties in exchange for value. No amendment to an award previously granted may materially impair the rights of any participant to whom such award was granted without such participant’s consent, provided, however, that the Board may amend, modify or terminate the Incentive Plan without the consent of such participant if it deems it necessary to comply with applicable law, tax rules, stock exchange rules or accounting rules, provided that all participants similarly situated are similarly affected.

Transferability

Except to the participant’s spouse, domestic partner and/or children (and/or trusts and/or partnerships established for the benefit of the participant’s spouse, domestic partner or children or in which the participant is a beneficiary or partner) as approved by the Compensation Committee, awards are not transferable other than by will or the laws of descent and distribution. No award is transferrable to a third party in exchange for value unless the transfer is specifically approved by the Company’s stockholders.

Clawback

The Compensation Committee may provide that an award shall be cancelled if the participant, without the consent of the Company, while employed by or providing services to the Company or any affiliate of the Company or after termination of such employment or service, (a) violates a non-competition, non-solicitation or non-disclosure covenant or agreement, (b) otherwise engages in activity that is in conflict with or adverse to the interest of the Company or any of its affiliates, including fraud, or conduct contributing to any financial restatements or irregularities, as determined by the Compensation Committee in its sole discretion or (c) otherwise violates any policy adopted by the Company or any of its affiliates relating to the recovery of compensation granted, paid, delivered, awarded or otherwise provided to any participant by the Company or any of its affiliates as such policy is in effect on the date of grant of the applicable award or, to the extent necessary to address the requirements of applicable law (including Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified in Section 10D of the Exchange Act, Section 304 of the Sarbanes-Oxley Act of 2002 or any other applicable law), as may be amended from time to time. Additionally, the Compensation Committee may also provide that (i) a participant will forfeit any gain realized on the vesting or exercise of such award if the participant engages in such activities referred to in the preceding sentence, or (ii) a participant must repay the gain to the Company realized under a previously paid performance award if a financial restatement reduces the amount that would have been earned under such performance award.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

All of our Common Stock is currently beneficially owned by Barnes & Noble. After the Spin-Off, Barnes & Noble will not own any of our Common Stock. The following table provides information with respect to the expected beneficial ownership of our Common Stock after giving effect to the Spin-Off by (i) each person or entity that we believe, based on the assumptions described below, will be a beneficial owner of more than 5% of our outstanding Common Stock following the Spin-Off, (ii) each person who we expect will serve as a director following the Spin-Off and each named executive officer and (iii) all our expected directors and executive officers following the Spin-Off as a group. Except as otherwise noted in the footnotes below, we based the share amounts on each person or entity’s beneficial ownership of Barnes & Noble common stock as of July 9, 2015, adjusted for the Distribution Ratio of 0.632 shares of our Common Stock for each share of Barnes & Noble common stock.

To the extent our directors and officers own Barnes & Noble common stock at the time of the Spin-Off, they will participate in the Spin-Off on the same terms as other holders of Barnes & Noble common stock.

Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities.

Following the Spin-Off, based on the approximately 76.2 million shares of Barnes & Noble common stock outstanding as of the close of business on July 9, 2015 (after giving effect to the New Barnes & Noble Shares), and applying the Distribution Ratio of 0.632 shares of Common Stock for each share of Barnes & Noble common stock, approximately 48.2 million shares of our Common Stock will be issued and outstanding. The actual number of shares of our Common Stock outstanding following the Spin-Off will depend on the number of shares of Barnes & Noble common stock outstanding on the Record Date.

Name of Beneficial Owner (1)	Shares Beneficially Owned (2)	Percent of Class (2) (3)
Five Percent Stockholders
Leonard Riggio (4)	7,616,947	15.8%
Dimensional Fund Advisors LP (5)	3,118,130	6.5%
Daniel Tisch (6)	3,091,523	6.4%
Abrams Capital Management LP (7)	2,600,294	5.4%
The Vanguard Group, Inc. (8)	2,466,112	5.1%
BlackRock, Inc. (9)	2,458,070	5.1%
Directors and Named Officers (10)
Michael P. Huseby	132,641	*
Daniel DeMatteo	0	*
Jerry Sue Thornton	0	*
David G. Golden (11)	23,428	*
David A. Wilson (12)	23,428	*
Max J. Roberts (13)	53,546	*
John R. Ryan (14)	3,410	*
Patrick Maloney (15)	24,925	*
William Maloney (16)	25,585	*
Barry Brover (17)	23,476	*
Joel Friedman	2,075	*
All directors and executive officers as a group (17 persons) (18)	320,904	*

* Less than 1%.

(1)	The address of all of the officers and directors listed above are in the care of Barnes & Noble Education, Inc., 120 Mountain View Blvd., Basking Ridge, NJ 07920. The address of Leonard Riggio is in the care of Barnes & Noble, Inc., 122 Fifth Avenue, New York, NY 10011.
(2)	Shares of our Common Stock that an individual or group has a right to acquire within 60 days after May 30, 2015 pursuant to the exercise of options, warrants or other rights are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for computing the percentage ownership of any other person or group shown in the table.
(3)	We expect that, immediately following the Spin-Off, each individual director and named officer, as well as our directors and executive officers as a group, will beneficially own less than 1% of our issued and outstanding Common Stock as of such time.
(4)	We expect that, immediately following the Spin-Off, Mr. Riggio’s holdings will be comprised of (a) 4,799,718 shares held by Mr. Riggio, (b) 1,464,134 shares owned by LRBKS Holdings, Inc. (a Delaware corporation beneficially owned by Mr. Riggio and his wife), (c) 902,812 shares owned by The Riggio Foundation, a charitable trust established by Mr. Riggio, with himself and his wife as trustees and (d) 450,283 shares held in a rabbi trust established by Barnes & Noble for the benefit of Mr. Riggio pursuant to a deferred compensation arrangement. Mr. Riggio has no voting or dispositive control over the shares in the rabbi trust.
(5)	Based on a review of the Schedule 13G/A Information Statement with respect to Barnes & Noble common stock filed on February 5, 2015 by Dimensional Fund Advisors LP. Such Schedule 13G/A states that Dimensional Fund Advisors LP has the sole power to vote and direct the disposition of 4,933,750 shares of Barnes & Noble common stock. The address of such persons is listed as Building One, 6300 Bee Cave Road, Austin, Texas, 78746.
(6)	Based on a review of the Schedule 13G/A Information Statement with respect to Barnes & Noble common stock filed on January 21, 2015 by Daniel R. Tisch. Such Schedule 13G/A states that Daniel R. Tisch has the sole power to vote and direct the disposition of 4,891,650 shares of Barnes & Noble common stock. The address of such persons is listed as 460 Park Avenue, New York, New York, 10022.
(7)	Based on a review of the Schedule 13G/A Information Statement with respect to Barnes & Noble common stock filed on February 13, 2015 by David Abrams, Abrams Capital Partners II, L.P., Abrams Capital, LLC, Abrams Capital Management, LLC and Abrams Capital Management, L.P. Such Schedule 13G/A states that David Abrams has shared power to vote and direct the disposition of 4,114,389 shares of Barnes & Noble common stock; Abrams Capital Partners II, L.P. has shared power to vote and direct the disposition of 3,315,287 shares of Barnes & Noble common stock; Abrams Capital, LLC has shared power to vote and direct the disposition of 3,894,020 shares of Barnes & Noble common stock; Abrams Capital Management, LLC has shared power to vote and direct the disposition of 4,114,389 shares of Barnes & Noble common stock and Abrams Capital Management, L.P. has shared power to vote and direct the disposition of 4,114,389 shares of Barnes & Noble common stock. The address of such persons is listed as 122 Fifth Avenue, New York, New York, 10011.
(8)	Based on a review of the Schedule 13G Information Statement with respect to Barnes & Noble common stock filed on February 10, 2015 by The Vanguard Group. Such Schedule 13G states that The Vanguard Group has sole power to vote 60,005 shares of Barnes & Noble common stock, sole power to direct the disposition of 3,845,871 shares of Barnes & Noble common stock and shared power to direct the disposition of 56,205 shares of Barnes & Noble common stock. The address of such persons is listed as 100 Vanguard Blvd., Malvern, PA 19355.
(9)	Based on a review of the Schedule 13G/A Information Statement with respect to Barnes & Noble common stock filed on January 30, 2015 by BlackRock, Inc. Such Schedule 13G/A states that BlackRock, Inc. has the sole power to vote 3,552,109 shares and sole power to direct the disposition of 3,655,725 shares of Barnes & Noble common stock. The address of such persons is listed as 40 East 52nd Street, New York, New York, 10001.

(10)	Barnes & Noble directors will receive a dividend of our Common Stock in respect of their shares of restricted stock in the same manner and using the same Distribution Ratio as holders of Barnes & Noble common stock.
(11)	Of these shares, 3,410 are shares of restricted stock.
(12)	Of these shares, 3,410 are shares of restricted stock.
(13)	Assumes that Mr. Roberts exercises his options underlying 30,000 shares of Barnes & Noble common stock prior to the Spin-Off and receives in respect of such shares of Barnes & Noble common stock, in the same manner as the other holders of Barnes & Noble common stock, a dividend of 18,960 shares of our Common Stock.
(14)	Of these shares, 3,410 are shares of restricted stock.
(15)	Assumes that Mr. P. Maloney exercises his options underlying 17,500 shares of Barnes & Noble common stock prior to the Spin-Off and receives in respect of such shares of Barnes & Noble common stock, in the same manner as the other holders of Barnes & Noble common stock, a dividend of 11,060 shares of our Common Stock.
(16)	Assumes that Mr. Brover exercises his options underlying 15,000 shares of Barnes & Noble common stock prior to the Spin-Off and receives in respect of such shares of Barnes & Noble common stock, in the same manner as the other holders of Barnes & Noble common stock, a dividend of 9,480 shares of our Common Stock.
(17)	Assumes that Mr. W. Maloney exercises his options underlying 17,500 shares of Barnes & Noble common stock prior to the Spin-Off and receives in respect of such shares of Barnes & Noble common stock, in the same manner as the other holders of Barnes & Noble common stock, a dividend of 11,060 shares of our Common Stock.
(18)	Includes only the persons listed in the tables of our directors and executive officers following the Spin-Off in the section entitled “Management” in this Prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Barnes & Noble

Following the Spin-Off, we and Barnes & Noble will operate independently, and neither will have any ownership interest in the other. In order to govern the ongoing relationships between us and Barnes & Noble after the Spin-Off and to facilitate an orderly transition, we and Barnes & Noble intend to enter into agreements providing for various services and rights following the Spin-Off, and under which we and Barnes & Noble will agree to indemnify each other against certain liabilities arising from our respective businesses. The following summarizes the terms of the material agreements we expect to enter into with Barnes & Noble before the Distribution.

Separation Agreement

We intend to enter into a Separation Agreement with Barnes & Noble before the Distribution. The Separation Agreement will set forth our agreements with Barnes & Noble regarding the principal actions to be taken in connection with the Spin-Off. It will also set forth other agreements that govern aspects of our relationship with Barnes & Noble following the Spin-Off.

Ongoing Commercial Relationships. The Separation Agreement will contain provisions governing ongoing commercial relationships between us and Barnes & Noble, including with respect to access to Barnes & Noble’s product procurement and merchandising systems and distribution facilities. Barnes & Noble will agree to make its gift cards available to us for sale and we will honor such gift cards in our stores. Barnes & Noble will agree to provide access to the Barnes & Noble format, including store design, support, training and development material and stores fixtures and planograms used in Barnes & Noble retail stores and cafés.

Intercompany Arrangements. All agreements, arrangements, commitments and understandings, including all intercompany accounts payable or accounts receivable, between us, on the one hand, and Barnes & Noble, on the other hand, will terminate effective as of the Distribution, except specified agreements and arrangements entered into in connection with the implementation of the Distribution.

Shared Contracts. We and Barnes & Noble will work together to divide, partially assign, modify, and/or replicate the rights and obligations under and in respect of any contracts relating in any material respect to both our and Barnes & Noble’s businesses (such contracts being referred to as shared contracts), such that we are the beneficiary of the rights and responsible for the obligations related to the shared contract relating to our business, and Barnes & Noble is the beneficiary of the rights and is responsible for the obligations related to such shared contract not relating to our business. If we are not able to enter into an arrangement to accomplish this prior to the Distribution, then we and Barnes & Noble will cooperate in any lawful arrangement to provide that, for up to five years after the Distribution, we will receive the interest in the benefits and obligations of the shared contracts relating to our business, and Barnes & Noble will receive the interest in the benefits and obligations of the shared contracts not relating to our business.

Insurance Coverage. Until the Distribution Date, our employees, officers and directors will continue to be covered under Barnes & Noble’s insurance policies, and with respect to policies that are currently procured by us solely for our benefit, we will continue to maintain such coverage through the Distribution Date. The claims of our employees, officers and directors under such insurance policies arising prior to the Distribution will remain covered by Barnes & Noble’s insurance policies following the Distribution. As of the Distribution, we will obtain separate director and officer, property, crime, workers’ compensation, commercial general liability, fiduciary, cyberliability and other insurance policies.

The Distribution. The Separation Agreement will govern Barnes & Noble’s and our respective rights and obligations regarding the proposed Distribution. Prior to the Distribution, Barnes & Noble will deliver all the issued and outstanding shares of our common stock to the distribution agent. Following the Distribution Date, the distribution agent will electronically deliver the shares of our common stock to Barnes & Noble stockholders based on the distribution ratio. The Barnes & Noble board of directors will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the Distribution.

Conditions. The Separation Agreement will also provide that several conditions must be satisfied or waived by Barnes & Noble in its sole and absolute discretion before the Distribution can occur. For further information about these conditions, see “The Spin-Off—Conditions to the Spin-Off.” The Barnes & Noble board of directors may, in its sole and absolute discretion, determine the Record Date, the Distribution Date and the terms of the Distribution and may at any time prior to the completion of the Distribution decide to abandon or modify the Distribution.

Exchange of Information. We and Barnes & Noble will agree to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority having jurisdiction over us or Barnes & Noble, as applicable, for use in judicial, regulatory, administrative and other proceedings or to satisfy audit, accounting, litigation and other similar requests. We and Barnes & Noble will also agree to use reasonable best efforts to retain all information in accordance with our respective record retention policies as in effect on the date of the Separation Agreement. Until the end of the first full fiscal year following the Distribution, each party will also agree to use its reasonable best efforts to assist the other with its financial reporting and audit obligations.

Termination. The Barnes & Noble board of directors, in its sole and absolute discretion, may terminate the Separation Agreement at any time prior to the Distribution. Barnes & Noble may terminate the commercial matters provisions of the Separation Agreement after the Distribution if we materially breach any of those provisions, no longer operate as a going concern, no longer operate in a similar field of use, no longer use the “Barnes & Noble” name or the “B&N” abbreviation or undergo certain fundamental changes. All other provisions of the Separation Agreement that survive the Distribution will survive in any such event.

Release of Claims. We and Barnes & Noble will each agree to release the other and its affiliates (to the extent legally possible), successors and assigns, and all persons that prior to the Distribution have been the other’s stockholders, directors, officers, agents or employees, and their respective heirs, executors, administrators, successors and assigns, from certain claims against any of them that arise out of or relate to acts or events occurring or failing to occur or any conditions existing at or prior to the time of the Distribution.

Indemnification. We and Barnes & Noble will each agree to indemnify the other and each of the other’s current and former directors, officers and employees, and each of the heirs, executors, successors and assigns of any of them, against certain liabilities incurred in connection with the Spin-Off and our and Barnes & Noble’s respective businesses. The Separation Agreement will also specify procedures regarding claims subject to indemnification.

Transition Services Agreement

We intend to enter into a Transition Services Agreement pursuant to which Barnes & Noble will agree to provide us with specified services for a limited time to help ensure an orderly transition following the Distribution. The Transition Services Agreement will specify the calculation of our costs for these services. The cost of these services will be negotiated between us and Barnes & Noble and may not necessarily be reflective of prices that we could have obtained for similar services from an independent third party.

Services Provided by Barnes & Noble. Barnes & Noble will agree to provide us with (1) human resources services, including advice as to payroll administration, (2) certain finance and travel services, including employee expense reimbursement services, (3) information technology infrastructure, including payroll processing, (4) freight claim processing, (5) certain digital center services and (6) general oversight and consultation, including legal advice, investor relation and public relation advice, tax planning and compliance advice and insurance management.

Cost of Services. The costs of some of these services are set out in the Transition Services Agreement and others will be paid at pass-through costs (direct costs of providing the services plus an allocation of related employee overhead).

Termination. We may terminate any service upon 30 days’ notice and Barnes & Noble may terminate the Transition Services Agreement if we materially breach the agreement, no longer operate as a going concern, no longer operate in a similar field of use, no longer use the “Barnes & Noble” name or the “B&N” abbreviation or undergo certain fundamental changes.

Trademark License Agreement

We intend to enter into a Trademark License Agreement pursuant to which Barnes & Noble will grant us an exclusive license in certain licensed trademarks and a non-exclusive license in other licensed trademarks. The licenses only apply in the U.S. and in the field of (i) contract management of college, university and other academic bookstores and related websites and (ii) education products and services and related websites.

Licenses. Barnes & Noble will grant us an exclusive, perpetual, fully paid up non-transferable and non-assignable license to use and display the “Barnes & Noble College”, “B&N College”, “Barnes & Noble Education” and “B&N Education” trademarks. Barnes & Noble will also grant us a non-exclusive, perpetual, fully paid up non-transferable and non-assignable license to use and display the “Barnes & Noble”, “B&N” and “BN” trademarks, subject to certain conditions. We will have the right to reasonably request additional uses of the non-exclusively licensed trademarks subject to Barnes & Noble’s reasonable approval. We also have the right to request that our licenses be expanded to other jurisdictions which will be granted under certain conditions.

Term and Termination. We can terminate the Trademark License Agreement at any time upon notice to Barnes & Noble. Barnes & Noble may terminate the Trademark License Agreement if we materially breach the agreement, no longer operate as a going concern, no longer operate in the licensed field, no longer use the “Barnes & Noble” name or the “B&N” abbreviation, cease to use the licensed trademarks in identifying our business or if we transfer all or substantially all of our assets to, or become an affiliate of, a competitor.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with Barnes & Noble that will govern the respective rights, responsibilities and obligations of Barnes & Noble and us after the Spin-Off with respect to all tax matters (including tax liabilities, tax attributes, tax returns and tax contests).

The Tax Matters Agreement will generally provide that we will indemnify Barnes & Noble for (1) any taxes of Barnes & Noble Education, Inc. and its subsidiaries and (2) any transfer taxes allocated to us. In addition, the Tax Matters Agreement will provide that we will be required to indemnify Barnes & Noble for any taxes (and reasonable expenses) resulting from the failure of the Spin-Off and related internal transactions to qualify for their intended tax treatment under U.S. federal income tax law, where such taxes result from (1) breaches of covenants that we will make and agree to in connection with these transactions (including covenants containing the restrictions described below that are designed to preserve the tax-free nature of the Spin-Off), (2) the application of certain provisions of U.S. federal income tax law to these transactions or (3) any other actions that we know or reasonably should expect would give rise to such taxes. We and Barnes & Noble will generally have joint control over any audit related to such taxes.

As a member of Barnes & Noble’s consolidated U.S. federal income tax group, we have (and will continue to have following the Spin-Off) joint and several liability with Barnes & Noble to the IRS for the consolidated U.S. federal income taxes of the Barnes & Noble group relating to the taxable periods in which we were part of the group.

The Tax Matters Agreement will impose certain restrictions on us and our subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that will be designed to preserve the tax-free nature of the Spin-Off. These restrictions will apply for the two-year period after the Spin-Off. Although we will be able to engage in an otherwise restricted action if we obtain appropriate advice from counsel (or a ruling from the IRS), as described above under “Risk Factors—Risks Relating to the Spin-Off—We intend to agree to numerous restrictions to preserve the non-recognition treatment of the Spin-Off, which may reduce our strategic and operating flexibility,” these restrictions may limit our ability to pursue strategic transactions or discourage or delay others from pursuing strategic transactions that our stockholders may consider favorable.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with Barnes & Noble that will address employment, compensation and benefits matters. The Employee Matters Agreement will address the allocation and treatment of assets and liabilities arising out of employee compensation and benefits programs in which our employees participated prior to the Distribution. We will generally be responsible for all employment liabilities (including benefit plan liabilities) relating to our employees and other service providers. Each of our employees (and his or her dependents and beneficiaries) will cease active participation in all Barnes & Noble benefit plans as of the Distribution. All stock options held by our employees will vest as of the Distribution and each employee may exercise such options during the 180-day period following the Distribution. All outstanding restricted stock units held by our employees payable in, or the value of which is determined by reference to, shares of Barnes & Noble common stock will be converted into a restricted stock unit award payable in, or the value of which is determined by reference to, our Common Stock on the same terms and conditions as were applicable under such Barnes & Noble restricted stock units as of immediately prior to the Distribution (determined based on the fair market value of a share of Barnes & Noble common stock as of the Distribution Date). Barnes & Noble directors will receive a dividend of our Common Stock in respect of their restricted shares in the same manner and using the same Distribution Ratio as holders of Barnes & Noble common stock. Barnes & Noble will retain sponsorship of the Barnes & Noble pension plan, and no assets or liabilities in respect thereof will transfer to us. We will establish a 401(k) plan and Barnes & Noble will transfer to it the assets and liabilities relating to the account balances of our employees. Barnes & Noble will be responsible for employer contributions for our employees prior to the Distribution, and we will be responsible for employer contributions for our employees after the Distribution.

Other Agreements

Barnes & Noble leases retail space in a building in which we sublease space from Barnes & Noble, pursuant to a sublease expiring in 2020. Pursuant to the sublease, Barnes & Noble charged us $1.8 million, $1.8 million and $1.0 million for the subleased space and other operating costs incurred on our behalf during Fiscal 2015, Fiscal 2014 and Fiscal 2013, respectively.

We intend to enter into a NOOK Product Distribution Agreement with Nook Digital, LLC pursuant to which we will sell NOOK products at our stores. The NOOK Product Distribution Agreement has a three year term, with annual renewal thereafter, and does not contain any minimum purchase requirements or guarantees.

In addition, Barnes & Noble is a guarantor of all of our obligations under an office we lease in Mountain View, California. Under the Separation Agreement, any party benefitting from a guarantee by the other party that remains in place following the Spin-Off must reimburse the guaranteeing party for any payments the guaranteeing party makes pursuant to that guarantee.

Related Party Transactions

We believe that the transactions and agreements discussed below (including renewals of any existing agreements) between us and related third parties are at least as favorable to us as could have been obtained from unrelated parties at the time they were entered into.

We have a long-term supply agreement (“Supply Agreement”) with MBS Textbook Exchange, Inc. (“MBS”), which is majority owned by Leonard Riggio and other members of the Riggio family. MBS is a new and used textbook wholesaler, which also sells textbooks online and provides bookstore systems and distant learning distribution services. Pursuant to the Supply Agreement, which terminates by its terms in 2019, subject to automatic renewals thereafter if a party does not object 180 days prior to each annual renewal date, and subject to availability and competitive terms and conditions, we will continue to purchase new and used printed textbooks for a given academic term from MBS prior to buying them from other suppliers, other than in connection with student buy-back programs. Total purchases from MBS were $54.4 million, $70.1 million and $82.3 million for Fiscal 2015, Fiscal 2014 and Fiscal 2013, respectively. Additionally, the Supply Agreement provides that we may sell to MBS certain textbooks that we cannot return to suppliers or use in our stores. MBS pays us commissions based on the volume of these textbooks sold to MBS each year and with respect to the textbook requirements of certain distance learning programs that MBS fulfills on our behalf. MBS paid us $5.5 million, $7.1 million and $8.1 million related to these commissions in Fiscal 2015, Fiscal 2014 and Fiscal 2013, respectively. In addition, the Supply Agreement contains restrictive covenants that limit our ability to become a used textbook wholesaler and that place certain limitations on MBS’s business activities. In addition, we entered into an agreement with MBS in Fiscal 2011 pursuant to which MBS purchases books from us, which have no resale value for a flat rate per box. Total sales to MBS under this program were $0.4 million, $0.6 million and $0.5 million for Fiscal 2015, Fiscal 2014 and Fiscal 2013, respectively. Total outstanding amounts payable to MBS for all arrangements net of any amounts due were $26.4 million, $30.7 million and $24.8 million for Fiscal 2015, Fiscal 2014 and Fiscal 2013, respectively.

Argix Direct Inc. (“Argix”), a company in which a brother of Leonard Riggio owns a 20% interest, provided us with transportation services under a separate agreement that expired April 30, 2015. The Company believes that the transportation costs paid to Argix are comparable to the transportation costs charged by third party distributors. We paid Argix $0.9 million, $1.1 million and $1.1 million for such services during Fiscal 2015, Fiscal 2014 and Fiscal 2013, respectively.

Policy and Procedures Governing Related Person Transactions

Following the Spin-Off, our newly-appointed Audit Committee of the Board of Directors will utilize procedures in evaluating the terms and provisions of proposed related party transactions or agreements in accordance with the fiduciary duties of directors under Delaware law. Our related party transaction procedures contemplate Audit Committee review and approval of all new agreements, transactions or courses of dealing with related parties, including any modifications, waivers or amendments to existing related party transactions. We will test to ensure that the terms of related party transactions are at least as favorable to us as could have been obtained from unrelated parties at the time of the transaction. The Audit Committee will consider, at a minimum, the nature of the relationship between us and the related party, the history of the transaction (in the case of modifications, waivers or amendments), the terms of the proposed transaction, our rationale for entering into the transaction and the terms of comparable transactions with unrelated third parties. In addition, management and internal audit will annually analyze all existing related party agreements and transactions and review them with the Audit Committee.

DESCRIPTION OF OUR CAPITAL STOCK

General

Prior to the Distribution Date, Barnes & Noble, as our sole stockholder, will approve and adopt our Amended and Restated Certificate of Incorporation, and our Board will approve and adopt our Amended and Restated By-laws. The following summarizes information concerning our capital stock, including material provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated By-laws and certain provisions of Delaware law. For the purposes of the following, we treat our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws as being in effect on the date of this Prospectus. You are encouraged to read our Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws, which are filed as exhibits to our Registration Statement on Form S-1, of which this Prospectus is a part, for greater detail with respect to these provisions.

Distribution of Securities

The Company was formed on July 5, 2012, and 1,000 shares of common stock of the Company were issued to Barnes & Noble Booksellers, Inc., a subsidiary of Barnes & Noble. Subsequent to the formation of the Company, we have not sold any securities of the Company, including sales of re-acquired securities, new issues, securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities that were not registered under the Securities Act.

Authorized Capital Stock

Immediately following the Spin-Off, our authorized capital stock will consist of 200 million shares of Common Stock, par value $0.01 per share, and five million shares of preferred stock, par value $0.01 per share.

Common Stock

Shares Outstanding. Immediately following the Spin-Off, we estimate that approximately 48.2 million shares of our Common Stock will be issued and outstanding, based on the approximately 76.2 million shares of Barnes & Noble common stock outstanding as of the close of business on July 9, 2015 (after giving effect to the New Barnes & Noble Shares), and applying the Distribution Ratio of 0.632 shares of Common Stock for each share of Barnes & Noble common stock. The actual number of shares of our Common Stock outstanding immediately following the Spin-Off will depend on the actual number of shares of Barnes & Noble common stock outstanding on the Record Date, and will reflect any issuance of new shares or exercise of outstanding options pursuant to Barnes & Noble’s equity plans and any repurchases of Barnes & Noble shares by Barnes & Noble pursuant to its common stock repurchase program, in each case on or prior to the Record Date.

Voting Rights. The holders of our Common Stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of shares of our Common Stock will not have cumulative voting rights.

Other Rights. Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our Common Stock will be entitled to share ratably in our assets legally available for distribution to our stockholders.

Fully Paid. The issued and outstanding shares of our Common Stock are fully paid and non-assessable. Any additional shares of Common Stock that we may issue in the future will also be fully paid and non-assessable.

The holders of our Common Stock will not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

Our Amended and Restated Certificate of Incorporation authorizes our Board to designate and issue from time to time one or more series of preferred stock without stockholder approval. Our Board may fix and determine the preferences, limitations and relative rights of each series of preferred stock.

Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Certain provisions in our Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board and to discourage certain types of transactions that may involve an actual or threatened change of control.

Classified Board. Our Amended and Restated Certificate of Incorporation provides that, other than directors who may be elected by the holders of preferred stock under certain circumstances, our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our Board will be elected each year, other than such directors elected by the holders of preferred stock. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our Amended and Restated Certificate of Incorporation also provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board. We currently expect that our Board will initially have seven members.

Blank Check Preferred Stock. Our Amended and Restated Certificate of Incorporation will permit us to issue, without any further vote or action by the stockholders, up to five million shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

No Stockholder Action by Written Consent. Our Amended and Restated Certificate of Incorporation will expressly exclude the right of our stockholders to act by written consent. Stockholder action must take place at an annual meeting or at a special meeting of our stockholders.

Special Stockholder Meetings. Under our Amended and Restated By-laws, only the chairman of our Board or a majority of the members of our Board will be able to call a special meeting of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Under our Amended and Restated By-laws, stockholders of record will be able to nominate persons for election to our Board or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. Proper notice must be timely, generally between 90 and 120 days prior to the first anniversary of the prior year’s annual meeting, and must include, among other information, the name and address of the stockholder giving the notice, certain information regarding such stockholder’s beneficial ownership of our securities and any derivative instruments or other agreements the value of or return on which is based on or linked to the value of or return on our securities as of the date of the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director, including any arrangements or understandings between the nominating stockholder and the nominee, in the case of a director nomination, a representation that such stockholder is a holder of record of our Common Stock as of the date of the notice and a brief description of any other business such stockholder proposes to bring before the meeting and the reason for conducting such business, and, if such stockholder intends to solicit proxies, a representation to that effect.

Delaware Takeover Statute

Section 203 of the Delaware General Corporation Law, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person. See “Risk Factors—Provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and of Delaware law may prevent or delay an acquisition of the Company, which could effect the trading price of the Common Stock.”

Limitation on Liability of Directors and Indemnification of Directors and Officers

Under Delaware law, a corporation may indemnify any individual made a party or threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was an officer, director, employee or agent of the corporation or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or (2) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any individual made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the individual is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and expense advancement is not exclusive of any other rights which may be granted by our Amended and Restated Certificate of Incorporation or our Amended and Restated By-laws, a vote of stockholders or disinterested directors, agreement or otherwise.

Under Delaware law, termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that such person is prohibited from being indemnified.

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer, in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision may not limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) unlawful payment of dividends or stock purchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. Our Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted under Delaware law, no Company director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Our Amended and Restated By-laws requires indemnification, to the fullest extent permitted under Delaware law, of any person who is or was a director or officer of the Company or any of its direct or indirect wholly owned subsidiaries and who is or was a party or is threatened to be made a party to, or was or is otherwise directly involved in (including as a witness), any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company or any direct or indirect wholly owned subsidiary of the Company, or is or was serving at our request as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, whether the basis of such proceeding is alleged action in an official capacity or in any other capacity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that the foregoing shall not apply to a director or officer with respect to a proceeding that was commenced by such director or officer except under certain circumstances.

In addition, our Amended and Restated By-laws provide that expenses incurred by or on behalf of a current or former director or officer in connection with defending any claim, action, suit or proceeding may be advanced to the director or officer by us upon the request of the director or officer, which request, if required by law, will include an undertaking by or on behalf of the director or officer to repay the amounts advanced if ultimately it is determined that the director or officer was not entitled to be indemnified against the expenses.

The indemnification rights to be provided in our Amended and Restated By-laws are not exclusive of any other right to which persons seeking indemnification may otherwise be entitled.

As permitted by Delaware law, our Amended and Restated By-laws authorize us to purchase and maintain insurance to protect ourselves and any director, officer, employee or agent against any expenses, judgments, fines and amounts paid in settlement of or otherwise incurred by us or such persons acting in such capacities in connection with any investigation, action, suit or proceeding.

Forum Selection

Our Amended and Restated By-laws require, unless we consent in writing to the selection of an alternative forum and to the fullest extent permitted by law, that derivative actions brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders and other similar actions, may be brought only in specified courts in the State of Delaware. Although we believe this provision will benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. See “Risk Factors—Our Amended and Restated By-laws will designate courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare.

Listing

Our Common Stock has been approved for listing on the NYSE under the symbol “BNED”.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our Common Stock in the public market, including shares issued upon exercise of outstanding options or warrants, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Sale of Restricted Securities

The shares of our Common Stock distributed to Barnes & Noble stockholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our Common Stock only pursuant to an effective registration statement under the Securities Act, or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who beneficially owns “restricted securities” of a “reporting company” may not sell these securities until the person has beneficially owned them for at least six months. Thereafter, affiliates may not sell within any three-month period a number of shares in excess of the greater of: (i) 1% of the then outstanding shares of Common Stock as shown by the most recent report or statement published by the issuer; and (ii) the average weekly reported trading volume in such securities during the four preceding calendar weeks.

Sales under Rule 144 by our affiliates will also be subject to restrictions relating to manner of sale, notice and the availability of current public information about us and may be affected only through unsolicited brokers’ transactions.

Persons not deemed to be affiliates who have beneficially owned “restricted securities” for at least six months but for less than one year may sell these securities, provided that current public information about the Company is “available,” which means that, on the date of sale, we have been subject to the reporting requirements of the Exchange Act for at least 90 days and are current in our Exchange Act filings. After beneficially owning “restricted securities” for one year, our non-affiliates may engage in unlimited re-sales of such securities.

Shares received by our affiliates in the Distribution or upon exercise of stock options or upon vesting of other equity-linked awards may be “controlled securities” rather than “restricted securities.” “Controlled securities” are subject to the same volume limitations as “restricted securities” but are not subject to holding period requirements.

LEGAL MATTERS

The validity of the Common Stock to be distributed in the Spin-Off will be passed upon for the Company by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at May 2, 2015 and May 3, 2014, and for each of the three years in the period ended May 2, 2015, as set forth in their report included in this Prospectus and elsewhere in the Registration Statement of which this Prospectus forms a part. We have included our consolidated financial statements and schedule in this Prospectus and elsewhere in the Registration Statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Before the date of this Prospectus, we were not required to file reports with the SEC. This Prospectus and all future materials we file with the SEC may be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and registration statements, and other information regarding issuers that file electronically with the SEC. We maintain a website at www.bncollege.com, but after the Spin-Off, information relevant to investors may be accessed at www.bned.com. The information contained on or accessible through our website or the SEC’s website shall not be deemed to be a part of this Prospectus or the Registration Statement on Form S-1, of which this Prospectus is a part.

We have filed a Registration Statement on Form S-1 to register with the SEC the shares of our Common Stock to be distributed in the Spin-Off. This document constitutes a part of that Registration Statement, together with all amendments, supplements, schedules and exhibits to the registration statement.

This Prospectus does not contain all of the information in the registration statement. Each statement contained in this Prospectus as to the contents of any contract, agreement or other document filed as an exhibit to the registration statement is qualified in its entirety by reference to that exhibit for a more complete description of the matter involved.

You may request a copy of any of our filings with the SEC at no cost by writing us at the following address:

Investor Relations

Barnes & Noble Education, Inc.

120 Mountain View Blvd. Basking Ridge, NJ 07920

We intend to furnish holders of our Common Stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on by an independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Barnes & Noble, Education, Inc.:

We have audited the accompanying consolidated balance sheets of Barnes & Noble Education, Inc. as of May 2, 2015 and May 3, 2014, and the related consolidated statements of operations, comprehensive income, changes in Parent Company equity and cash flows for each of the three years in the period ended May 2, 2015. Our audits also included the financial statement schedule listed at Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Barnes & Noble Education, Inc. at May 2, 2015 and May 3, 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 2, 2015, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

New York, NY

June 26, 2015

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	Fiscal 2015	Fiscal 2014	Fiscal 2013
Sales:
Product sales and other	$1,544,975	$1,536,180	$1,631,454
Rental income	228,023	211,742	131,793

Total sales	1,772,998	1,747,922	1,763,247

Cost of sales and occupancy:
Product and other cost of sales and occupancy	1,198,300	1,180,727	1,270,381
Rental cost of sales and occupancy	131,125	130,430	88,250

Total cost of sales and occupancy	1,329,425	1,311,157	1,358,631

Gross profit	443,573	436,765	404,616
Selling and administrative expenses	359,504	330,426	302,902
Depreciation and amortization	50,509	48,014	46,849

Operating income	33,560	58,325	54,865
Interest expense, net	210	385	4,871

Income before income taxes	33,350	57,940	49,994
Income taxes	14,218	22,834	19,820

Net income	$19,132	$35,106	$30,174

Income per common share
Basic	$0.33	$0.88	$0.78
Diluted	$0.33	$0.88	$0.78
Weighted average common shares outstanding
Basic	38,452	37,270	36,812
Diluted	38,493	37,275	36,812

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)	Fiscal 2015	Fiscal 2014	Fiscal 2013
Net income	$19,132	$35,106	$30,174
Other comprehensive earnings, net of tax	—	—	—

Total comprehensive income	$19,132	$35,106	$30,174

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands)	May 2, 2015	May 3, 2014
Assets
Current assets:
Cash and cash equivalents	$59,714	$144,269
Receivables, net	76,551	39,001
Merchandise inventories, net	297,424	275,346
Textbook rental inventories	47,550	47,063
Prepaid expenses and other current assets	4,625	4,121
Short-term deferred tax assets, net	24,358	21,689

Total current assets	510,222	531,489

Property and equipment:
Buildings and leasehold improvements	149,065	135,421
Fixtures and equipment	335,403	311,571

	484,468	446,992
Less accumulated depreciation and amortization	376,911	347,384

Net property and equipment	107,557	99,608

Goodwill	274,070	274,070
Intangible assets, net	198,190	208,441
Other noncurrent assets	39,885	30,152

Total assets	$1,129,924	$1,143,760

Liabilities and Parent Company Equity
Current liabilities:
Accounts payable	$170,101	$165,573
Accrued liabilities	97,575	92,644

Total current liabilities	267,676	258,217

Long-term deferred taxes, net	66,091	74,753
Other long-term liabilities	6,029	2,855
Preferred membership interests	—	383,397
Parent company investment	790,128	424,538
Commitments and contingencies	—	—

Total liabilities and Parent Company equity	$1,129,924	$1,143,760

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN PARENT COMPANY EQUITY

(In thousands)	Membership Interests	Parent Company Investment	Total
Balance at April 28, 2012	672,535	—	672,535
Contribution of Barnes & Noble College, LLC membership interests into Parent	(672,535)	672,535	—
Net income	—	30,174	30,174
Net decrease in Parent company investment	—	(372,810)	(372,810)
Accretive dividend on preferred stockholders	—	(1,004)	(1,004)

Balance at April 27, 2013	—	328,895	328,895
Net income	—	35,106	35,106
Net increase in Parent company investment	—	62,307	62,307
Accretive dividend on preferred stockholders	—	(1,770)	(1,770)

Balance at May 3, 2014	—	424,538	424,538
Net income	—	19,132	19,132
Net decrease in Parent company investment	—	39,236	39,236
Accretive dividend on preferred stockholders	—	(6,076)	(6,076)
Acquisition of preferred membership interests	—	313,298	313,298

Balance at May 2, 2015	$—	$790,128	$790,128

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Year (In thousands)	Fiscal 2015	Fiscal 2014	Fiscal 2013
Cash flows from operating activities:
Net income	$19,132	$35,106	$30,174
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	50,509	48,014	46,849
Non-cash impairment charges	7	11	209
Deferred taxes	(11,332)	(9,962)	(7,621)
Stock-based compensation expense	2,951	1,817	1,019
Increase (decrease) in other long-term liabilities	3,174	(2,031)	1,491
Changes in operating assets and liabilities, net	(50,921)	(7,151)	(12,633)

Net cash flows provided by operating activities	13,520	65,804	59,488

Cash flows from investing activities:
Purchases of property and equipment	(48,452)	(38,253)	(38,760)
Net (increase) decrease in other noncurrent assets	(9,733)	808	(10,348)

Net cash flows used in investing activities	(58,185)	(37,445)	(49,108)

Cash flows from financing activities:
Net transfer from (to) Parent	36,285	60,490	(373,829)
Proceeds from issuance of Preferred Membership interests	—	—	380,623
Acquisition of Preferred Membership interests	(76,175)	—	—

Net cash flows provided by (used in) financing activities	32,527	60,490	6,794

Net increase (decrease) in cash and cash equivalents	(84,555)	88,849	17,174
Cash and cash equivalents at beginning of period	144,269	55,420	38,246

Cash and cash equivalents at end of period	$59,714	$144,269	$55,420

Changes in operating assets and liabilities, net:
Receivables, net	$(39,890)	$(2,707)	$(5,505)
Merchandise inventories	(22,078)	(29,988)	(11,891)
Textbook rental inventories	(487)	(3,003)	(14,185)
Prepaid expenses and other current assets	(504)	(1,481)	(479)
Accounts payable and accrued liabilities	9,698	30,028	19,427

Changes in operating assets and liabilities, net	$(50,921)	$(7,151)	$(12,633)

Supplemental cash flow information:
Cash paid during the period for:
Interest paid	$210	$385	$1,027
Income taxes (net of refunds)	$25,171	$32,796	$27,441
Non-cash financing activity:
Acquisition of Preferred Membership Interests for 2,737,290 shares of common stock of Barnes & Noble	$76,175	$—	$—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Unless the context otherwise indicates, references in these Notes to the accompanying consolidated financial statements to “we,” “us,” “our” and “the Company” refer to Barnes & Noble Education, Inc., a Delaware corporation. References to “Barnes & Noble” or “Parent” refer to Barnes & Noble, Inc., a Delaware corporation, and its consolidated subsidiaries (other than Barnes & Noble Education, Inc. and its consolidated subsidiaries) unless the context otherwise requires. References to “Barnes & Noble College” refer to our college bookstore business operated through our subsidiary Barnes & Noble College Booksellers, LLC. Barnes & Noble College is our only operating subsidiary.

1.	Our History

On September 30, 2009, Barnes & Noble acquired Barnes & Noble College Booksellers, LLC from Leonard and Louise Riggio. From that date until October 4, 2012, Barnes & Noble College Booksellers, LLC was wholly owned by Barnes & Noble Booksellers, Inc. We were initially incorporated under the name NOOK Media Inc. in July 2012 to hold Barnes & Noble’s college and digital businesses. On October 4, 2012, Microsoft Corporation (“Microsoft”) acquired a 17.6% non-controlling preferred membership interest in our subsidiary NOOK Media LLC (the “LLC”), and through us, Barnes & Noble maintained an 82.4% controlling interest of the college and digital businesses.

On January 22, 2013, Pearson Education, Inc. (“Pearson”) acquired a 5% non-controlling preferred membership interest in the LLC, entered into a commercial agreement with the LLC relating to the college business and received warrants to purchase an additional preferred membership interest in the LLC.

On December 4, 2014, we re-acquired Microsoft’s interest in the LLC in exchange for cash and common stock of Barnes & Noble. On December 22, 2014, we also re-acquired Pearson’s interest in the LLC and certain related warrants previously issued to Pearson in exchange for cash and common stock of Barnes & Noble. In connection with these transactions, Barnes & Noble entered into contingent payment agreements with Microsoft and Pearson providing for additional payments upon the occurrence of certain events, including upon a sale of the digital business. As a result of these transactions, Barnes & Noble owns, and will own prior to the Spin-Off (as discussed in Note 2), 100% of our Company.

On May 1, 2015, we distributed to Barnes & Noble all of the membership interests in NOOK Digital LLC (formerly known as barnesandnoble.com llc), which owns the digital business and which will continue to be owned by Barnes & Noble. As a result, we will cease to own any interest in the digital business.

These consolidated financial statements retroactively reflect the reorganization of NOOK Media Inc. as described above.

2.	Separation from Barnes & Noble, Inc.

On February 26, 2015, Barnes & Noble announced plans for the complete legal and structural separation of the Company from Barnes & Noble (the “Spin-Off”). Barnes & Noble will distribute all of its equity interest in us, consisting of all of the outstanding shares of our Common Stock, to Barnes & Noble’s stockholders on a pro rata basis. Following the Spin-Off, Barnes & Noble will not own any equity interest in us, and we will operate independently from Barnes & Noble.

This Spin-Off is expected to be executed by means of a pro-rata distribution of our Common Stock to Barnes & Noble’s existing stockholders and is considered to be a non-taxable event for Barnes & Noble and its stockholders.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The distribution of our Common Stock to Barnes & Noble stockholders is conditioned on, among other things, final approval of the Spin-Off plan by the Barnes & Noble board of directors, the receipt of opinions from external legal counsel and KPMG LLP to Barnes & Noble, confirming the tax-free status of the Spin-Off for U.S. federal income tax purposes, and the United States Securities and Exchange Commission declaring effective our Registration Statement of which this Prospectus forms a part.

3.	Description of Business

We are one of the largest contract operators of bookstores on college and university campuses across the United States. We create and operate campus stores that are focal points for college life and learning, enhancing the educational mission of the institution, enlivening campus culture and delivering an important revenue stream to our partner schools. We typically operate our stores under multi-year management service agreements granting us the right to operate the official school bookstore on campus. In turn, we pay the school a percentage of store sales and, in some cases, a minimum fixed guarantee.

As of May 2, 2015, we operated 724 stores nationwide, which reach 24% of the total United States college and university student enrolled population. We build relationships and derive sales by actively engaging and marketing to over 5 million students and their faculty on the campuses we serve and offer a full assortment of items in our campus stores, including course materials, which includes new and used print textbooks and digital textbooks, all of which are available for sale or rent, emblematic apparel and gifts, trade books, computer products, school and dorm supplies, convenience and café items and graduation products.

4.	Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Barnes & Noble. Our consolidated financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with accounting principles generally accepted in the United States (“GAAP”). Our consolidated financial statements include certain assets and liabilities that have historically been held at the Barnes & Noble corporate level but are specifically identifiable or otherwise attributable to us.

All intercompany transactions between us and Barnes & Noble have been included in our consolidated financial statements and are considered to be effectively settled for cash in our consolidated financial statements at the time the Spin-Off is recorded. The total net effect of the settlement of these intercompany transactions is reflected in our consolidated statements of cash flow as a financing activity and in the consolidated balance sheets as “Parent company investment.”

The historical costs and expenses reflected in our financial statements include an allocation for certain corporate and shared service functions historically provided by Barnes & Noble including, but not limited to, executive oversight, accounting, treasury, tax, legal, human resources, occupancy, procurement, information technology, and other shared services. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on a pro-rata basis of consolidated sales, headcount, tangible assets or other measures considered to be a reasonable reflection of the historical utilization levels of these services.

Our management believes the assumptions underlying our consolidated financial statements, including the assumptions regarding the allocation general corporate expenses from Barnes & Noble are reasonable. Nevertheless, our consolidated financial statements may not include all of the actual expenses that would have been incurred had we operated as a stand-alone company during the periods presented and may not reflect our

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

consolidated results of operations, financial position and cash flows had we operated as a stand-alone company during the periods presented. Actual costs that would have been incurred if we had operated as a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. Following the Spin-Off, we will perform these functions using our own resources or contracted services. Upon execution of a transition services agreement with Barnes & Noble, we expect some of these functions will continue to be provided by Barnes & Noble.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all short-term, highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Merchandise Inventories

Merchandise inventories, which consist of finished goods, are stated at the lower of cost or market. Cost is determined primarily by the retail inventory method. Our textbook and trade book inventories are valued using the last-in first out, or LIFO, method and the related reserve was not material to the recorded amount of our inventories. There were no LIFO adjustments in Fiscal 2015 compared to a favorable LIFO adjustment of $7,692 and an unfavorable LIFO adjustment of $(2,200) through cost of goods sold in Fiscal 2014 and Fiscal 2013, respectively.

Market value of our inventory is determined based on its estimated net realizable value, which is generally the selling price. Reserves for non-returnable inventory are based on our history of liquidating non-returnable inventory.

We also estimate and accrue shortage for the period between the last physical count of inventory and the balance sheet date. Shortage rates are estimated and accrued based on historical rates and can be affected by changes in merchandise mix and changes in actual shortage trends.

The products that we sell originate from a wide variety of domestic and international vendors. During Fiscal 2015, our four largest suppliers accounted for approximately 47% of our merchandise purchased.

Rental Assets

Physical text books out on rent are categorized as textbook rental inventories. At the time a rental transaction is consummated, the book is removed from merchandise inventories and moved to textbook rental inventories at cost. The cost of the book is amortized down to its estimated residual value over the rental period. The related amortization expense is included in cost of goods sold. At the end of the rental period, upon return, the book is removed from textbook rental inventories and recorded in merchandise inventories at its amortized cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives. For tax purposes, different methods are used. Maintenance and repairs are expensed as incurred, however major maintenance and remodeling costs are capitalized if they extend the useful life of the asset. Leasehold improvements are capitalized and depreciated over the terms of the respective leases. Display fixtures and office equipment are capitalized and depreciated over 5 years while office furniture is capitalized and depreciated over 7 years. System costs are capitalized and amortized over their estimated useful lives, from the date the systems become operational. We had $107,557 and $99,608 of property and equipment, net of accumulated depreciation, at May 2, 2015 and May 3, 2014, respectively, and $40,257, $37,720 and $36,552 of depreciation expense for Fiscal 2015, Fiscal 2014 and Fiscal 2013, respectively. Net capitalized software costs of $14,308 and $14,810 for Fiscal 2015 and Fiscal 2014, respectively, are included in property and equipment.

Other Long-Lived Assets

Our other long-lived assets include property and equipment, and amortizable intangibles. We had $198,190 and $208,441 of amortizable intangible assets, net of amortization, at May 2, 2015 and May 3, 2014, respectively. These amortizable intangible assets relates to our customer relationships with our colleges and university clients. We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and consider market participants in accordance with Accounting Standards Codification (ASC) 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets. We evaluate long-lived assets for impairment at the school contract combined store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, we first compare the carrying amount of the assets to the school contract combined store level’s estimated future undiscounted cash flows. If the estimated future cash flows are less than the carrying amount of the assets, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the assets to the school contract combined store level’s fair value based on its estimated discounted future cash flows. If required, an impairment loss is recorded for that portion of the asset’s carrying value in excess of fair value. Impairment losses included in selling and administrative expenses totaled $7, $11 and $209 during Fiscal 2015, Fiscal 2014 and Fiscal 2013, respectively.

Goodwill and Unamortizable Intangible Assets

The costs in excess of net assets of businesses acquired are carried as goodwill in the accompanying balance sheet.

We had $274,070 of goodwill and no unamortizable intangible assets (those with an indefinite useful life) at May 2, 2015 and May 3, 2014. ASC 350-30, Goodwill and Other Intangible Assets (“ASC 350-30”), requires that goodwill and other unamortizable intangible assets no longer be amortized, but instead be tested for impairment at least annually or earlier if there are impairment indicators. We perform a two-step process for impairment testing of goodwill as required by ASC 350-30. The first step of this test, used to identify potential impairment, compares the fair value of a reporting unit with our carrying amount. The second step (if necessary) measures the amount of the impairment. We completed our annual goodwill impairment test as of the first day of the third quarter. In performing the valuations, we used cash flows that reflected management’s forecasts and discount rates that included risk adjustments consistent with the current market conditions. Based on the results of the step one testing, our fair value as of that date exceeded their carrying values; therefore, the second step of the impairment test was not required to be performed and no goodwill impairment was recognized. Goodwill is subject to risk of impairment if our digital projections fall short of expectations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

Revenue from sales of our products is recognized at the time of sale or shipment. Revenue from sales of products ordered through our websites is recognized upon delivery and receipt of the shipment by our customers. Sales taxes collected from our customers are excluded from reported revenues. All of our sales are recognized as revenue on a “net” basis, including sales in connection with any periodic promotions offered to customers. We do not treat any promotional offers as expenses.

We rent both physical and digital textbooks. Revenue from the rental of physical textbooks is deferred and recognized over the rental period commencing at point of sale. Revenue from the rental of digital textbooks is recognized at time of sale. A software feature is imbedded within the content of our digital textbooks, such that upon expiration of the rental term the customer is no longer able to access the content. While the digital rental allows the customer to access digital content for a fixed period of time, once the digital content is delivered to the customer our performance obligation is complete. The Company offers a buyout option to allow the purchase of a rented book at the end of the semester. The Company records the buyout purchase when the customer exercises and pays the buyout option price. In these instances, the Company would accelerate any remaining deferred rental revenue at the point of sale.

Research and Development Costs for Software Products

We follow the guidance in ASC 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed. Capitalization of software development costs begins upon the establishment of technological feasibility and is discontinued when the product is available for sale. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. Our products reach technological feasibility shortly before the products are available for sale and therefore research and development costs are generally expensed as incurred.

Advertising Costs

The costs of advertising are expensed as incurred during the year pursuant to ASC 720-35, Advertising Costs. Advertising costs charged to selling and administrative expenses were $8,614, $8,421 and $6,695 during Fiscal 2015, Fiscal 2014 and Fiscal 2013, respectively.

Closed Store Expenses

When we close or relocate a store, we charge unrecoverable costs to expense. These costs include the net book value of abandoned fixtures and leasehold improvements and, when a store is closed prior to the expiration of the lease or store management contract, a provision for future lease obligations, net of expected sublease recoveries. Costs associated with store closings of $(100), $481 and $2,242 during Fiscal 2015, Fiscal 2014 and Fiscal 2013, respectively, are included in selling and administrative expenses in the accompanying consolidated statements of operations.

Income Taxes

The provision for income taxes includes federal, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The deferred tax assets and liabilities are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. We regularly review deferred tax assets for recoverability and establish a valuation allowance, if determined to be necessary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation

Barnes & Noble sponsors the share-based incentive plans in which certain of our employees participate. The calculation of stock-based employee compensation expense involves estimates that require Barnes & Noble management’s judgment. These estimates include the fair value of each of the stock option awards granted, which is estimated on the date of grant using a Black-Scholes option pricing model. There are two significant inputs into the Black-Scholes option pricing model: (1) expected volatility and (2) expected term. Barnes & Noble estimates expected volatility based on traded option volatility of Barnes & Noble’s stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience under Barnes & Noble’s stock option plans and represents the period of time that stock option awards granted are expected to be outstanding. The assumptions used in calculating the fair value of stock-based payment awards represent Barnes & Noble management’s best estimates, but these estimates involve inherent uncertainties and the application of Barnes & Noble management’s judgment. As a result, if factors change and we use different assumptions, stock-based compensation expense could be materially different in the future. In addition, Barnes & Noble is required to estimate the expected forfeiture rate, and only recognize expense for those shares expected to vest. If their actual forfeiture rate is materially different from their estimate, our stock-based compensation expense could be significantly different from what we recorded in the current period. See Note 7 for a further discussion of Barnes & Noble’s stock-based incentive plans.

Accounts Receivable

Accounts receivable, which primarily consists of balances due from colleges, universities and other financial aid providers, are presented on our Consolidated Balance Sheets net of allowances. An allowance for doubtful accounts is determined through an analysis of the aging of accounts receivable and assessments of collectability based on historic trends, the financial condition of our customers and an evaluation of economic conditions. We write off uncollectible trade receivables once collection efforts have been exhausted and record bad debt expenses related to textbook rentals that are not returned and we are unable to successfully charge the customer. Allowance for doubtful accounts were $2,313, $2,233 and $2,425 as of Fiscal 2015, Fiscal 2014 and Fiscal 2013, respectively.

Net Earnings Per Common Share

Basic earnings per share represent net earnings to common stockholders divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of our stock based compensation. See Note 12 for further information regarding the calculation of basic and diluted earnings per common share.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). The standard provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. We have not yet selected a transition method nor have we determined the impact of adoption on our consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reporting Period

Our fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of April. The fiscal year periods for each of the last three fiscal years consisted of the 52 weeks ended May 2, 2015 (Fiscal 2015), 53 weeks ended May 3, 2014 (Fiscal 2014) and 52 weeks ended April 27, 2013 (Fiscal 2013).

5.	Segment Reporting

We identify our operating segments based on the way our business is managed (focusing on the financial information distributed) and the manner in which our chief operating decision maker interacts with other members of management. We have determined that we operate within a single reportable segment within the United States.

6.	Credit Facility

We are party to an amended and restated credit facility with Barnes & Noble, as the Lead Borrower, and Bank of America, N.A., as administrative agent, collateral agent and swing line lender, and other lenders, dated as of April 29, 2011 (as amended and modified to date, the “B&N Credit Facility”). The B&N Credit Facility provides for up to $1,000,000 in aggregate commitments under a five-year asset-backed revolving credit facility expiring on April 29, 2016. The B&N Credit Facility is secured by eligible inventory and accounts receivable with the ability to include eligible real estate and related assets. We are currently a borrower and co-guarantor of all amounts owing under the B&N Credit Facility.

All outstanding debt under the B&N Credit Facility was recorded on Barnes & Noble’s balance sheet.

In connection with the Spin-Off, we expect to enter into a new five year revolving credit facility (the “New Credit Facility”) to fund working capital and other liquidity needs. The New Credit Facility is expected to provide (subject to availability under a borrowing base) for aggregate maximum commitments of approximately $400,000. We expect the New Credit Facility will be undrawn at the time of the Spin-Off.

We believe that our future cash from operations, access to borrowings under the New Credit Facility and short-term vendor financing will provide adequate resources to fund our operating and financing needs for the foreseeable future. Our access to, and the availability of, financing in the future will be impacted by many factors, including our credit rating, the liquidity of the overall capital markets and the current state of the economy. There can be no assurances that we will have access to capital markets on acceptable terms.

7.	Stock-Based Compensation

Barnes & Noble’s Equity Plans

Barnes & Noble maintains four share-based incentive plans for the benefit of certain officers, directors and employees, including our employees: the 1996 Incentive Plan, the 2004 Incentive Plan, the 2009 Incentive Plan and the Amended and Restated 2009 Incentive Plan. Prior to June 2, 2009, Barnes & Noble issued restricted stock and stock options under the 1996 and 2004 Incentive Plans. On June 2, 2009, Barnes & Noble’s stockholders approved the 2009 Incentive Plan. Under the 2009 Incentive Plan, Barnes & Noble issued restricted stock units, restricted stock and stock options. On September 11, 2012, Barnes & Noble’s stockholders approved the Amended and Restated 2009 Incentive Plan. Under the Amended and Restated 2009 Incentive Plan, Barnes & Noble has issued restricted stock units, restricted stock and stock options. The maximum number of shares issuable under the Amended and Restated 2009 Incentive Plan is 1,700,000, plus shares that remain available under Barnes & Noble’s shareholder-approved 2009 and 2004 Incentive Plan. At May 2, 2015, there were approximately 4,326,902 shares of Barnes & Noble common stock available for future grants under the Amended and Restated 2009 Incentive Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A restricted stock award is an award of common stock that is subject to certain restrictions during a specified period. Restricted stock awards are independent of option grants and are generally subject to forfeiture if employment terminates prior to the release of the restrictions. The grantee cannot transfer the shares before the restricted shares vest. Shares of unvested restricted stock have the same voting rights as common stock, are entitled to receive dividends and other distributions thereon and are considered to be currently issued and outstanding. Barnes & Noble’s restricted stock awards vest over a period of one to four years. Barnes & Noble expenses the cost of the restricted stock awards, which is determined to be the fair market value of the shares at the date of grant, straight-line over the period during which the restrictions lapse. For these purposes, the fair market value of the restricted stock is determined based on the closing price of Barnes & Noble’s common stock on the grant date.

A restricted stock unit is a grant valued in terms of Barnes & Noble’s common stock, but no stock is issued at the time of grant. Each restricted stock unit may be redeemed for one share of Barnes & Noble common stock once vested. Restricted stock units are generally subject to forfeiture if employment terminates prior to the release of the restrictions. The grantee cannot transfer the units except in very limited circumstances and with the consent of the compensation committee. Shares of unvested restricted stock units have no voting rights but are entitled to receive dividends and other distributions thereon. Barnes & Noble’s restricted stock units vest over a period of one to four years. Barnes & Noble expenses the cost of the restricted stock units, which is determined to be the fair market value of the underlying shares at the date of grant, straight-line over the period during which the restrictions lapse. For these purposes, the fair market value of the restricted stock unit is determined based on the closing price of Barnes & Noble’s common stock on the grant date.

Barnes & Noble uses the Black-Scholes option-pricing model to value Barnes & Noble’s stock options for each stock option award. Using this option-pricing model, the fair value of each stock option award is estimated on the date of grant. The fair value of Barnes & Noble’s stock option awards, which are generally subject to pro-rata vesting annually over four years, is expensed on a straight-line basis over the vesting period of the stock options. The expected volatility assumption is based on traded options volatility of Barnes & Noble’s stock over a term equal to the expected term of the option granted. The expected term of stock option awards granted is derived from historical exercise experience under Barnes & Noble’s stock option plans and represents the period of time that stock option awards granted are expected to be outstanding. The expected term assumption incorporates the contractual term of an option grant, which is ten years, as well as the vesting period of an award, which is generally pro-rata vesting annually over four years. The risk-free interest rate is based on the implied yield on a U.S. Treasury constant maturity with a remaining term equal to the expected term of the option granted.

Barnes & Noble recognizes stock-based compensation costs, net of estimated forfeitures, for only those shares expected to vest on a straight-line basis over the requisite service period of the award. Barnes & Noble estimates the forfeiture rates based on its historical experience.

No stock options were granted during Fiscal 2015, Fiscal 2014 and Fiscal 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation Activity

The following table presents a summary of Barnes & Noble’s stock option activity related to our employees who participate in the Barnes & Noble equity plans:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance, April 28, 2012	180	$15.78	9.55 years	$—
Granted	—	—
Exercised	—	—
Forfeited	—	—

Balance, April 27, 2013	180	$15.78	8.55 years	$427
Granted	—	—
Exercised	—	—
Forfeited	—	—
Balance, May 3, 2014	180	$15.78	7.53 years	$162

Granted	—	—
Exercised	(10)	—
Forfeited	—	—

Balance, May 2, 2015	170	$15.78	6.54 years	$1,176

Vested and expected to vest in the future at May 2, 2015	170	$15.78	6.54 years	$1,176

Exercisable at May 2, 2015	80	$15.78	6.54 years	$554

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between Barnes & Noble’s closing stock price on the last trading day of the related fiscal year and the exercise price, multiplied by the related in-the-money options) that would have been received by the option holders had they exercised their options at the end of the fiscal year. This amount changes based on the market value of Barnes & Noble’s common stock. The intrinsic value of options exercised is based on the difference between the Barnes & Noble’s stock price on the exercise date and the respective exercise price, multiplied by the number of options exercised. There were 10,000 options exercised during Fiscal 2015 and no options exercised during Fiscal 2014 and Fiscal 2013 related to our employees who participate in Barnes & Noble’s equity plan.

As of May 2, 2015, there was $215 of total unrecognized compensation expense related to unvested stock options granted under the Barnes & Noble’s share-based compensation plans related to our employees who participate in Barnes & Noble equity plans. That expense is expected to be recognized over a weighted average period of 0.54 years.

There were no restricted stock activity related to our employees during Fiscal 2015, Fiscal 2014 and Fiscal 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents a summary of Barnes & Noble’s restricted stock unit activity related to our employees who participate in Barnes & Noble’s equity plans:

	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value
Balance, April 28, 2012	138	$14.92
Granted	105	16.67
Vested	—	—
Forfeited	—	—

Balance, April 27, 2013	243	$15.68
Granted	353	14.76
Vested	(35)	14.92
Forfeited	—	—

Balance, May 3, 2014	561	$15.15
Granted	—	$—
Vested	(172)	15.06
Forfeited	(23)	15.61

Balance, May 2, 2015	367	$15.16

Total fair value of shares of restricted stock units related to our employees that participate in the Barnes & Noble equity plan that vested during Fiscal 2015 and Fiscal 2014 were $4,009 and $626, respectively. As of May 2, 2015, there was $3,764 of unrecognized stock-based compensation expense related to nonvested restricted stock units for our employees who participate in the Barnes & Noble equity plan. That cost is expected to be recognized over a weighted average period of 1.64 years.

In Fiscal 2015, Fiscal 2014 and Fiscal 2013, Barnes & Noble allocated $3,930, $2,373 and $1,646 of stock compensation to us, which includes stock compensation related to our employees as well as an allocation from Barnes & Noble for our pro-rated share of corporate employees. This capital contribution is included in selling and administrative expenses and additional paid in capital on the Parent company equity investment.

8.	Receivables, Net

Receivables represent customer, private and public institutional and government billings, credit/debit card, advertising and other receivables due within one year as follows at the dates indicated below:

	May 2, 2015	May 3, 2014
Trade accounts	$26,423	$26,460
Due from affiliate	38,241	—
Credit/debit card receivables	2,818	3,203
Other receivables	9,069	9,338

Total receivables, net	$76,551	$39,001

9.	Other Long-Term Liabilities

Other long-term liabilities consist primarily of deferred management service agreement costs related to college and university contracts, which we account for under lease accounting (as deferred rent) and tax liabilities and reserves. We provide for minimum contract expense (rent expense) over the lease terms (including

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of school allowances) is classified as deferred rent. We had the following long-term liabilities at May 2, 2015 and May 3, 2014:

	May 2, 2015	May 3, 2014
Deferred rent	$4,082	$2,386
Tax liabilities and reserves	214	180
Other	1,733	289

Total long-term liabilities	$6,029	$2,855

10.	Fair Values of Financial Instruments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the fair value of an asset is considered to be the price at which the asset could be sold in an orderly transaction between unrelated knowledgeable and willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1—Observable inputs that reflect quoted prices in active markets

Level 2—Inputs other than quoted prices in active markets that are either directly or indirectly observable

Level 3—Unobservable inputs in which little or no market data exists, therefore requiring us to develop our own assumptions

Our financial instruments include cash, receivables, accrued liabilities and accounts payable. The fair values of cash, receivables accrued liabilities and accounts payable approximates their carrying values because of the short-term nature of these instruments, which are all considered level 1.

11.	Employees’ Retirement and Defined Contribution Plans

We maintain a defined contribution plan (the Savings Plan) for the benefit of substantially all of our employees. Total contributions charged to employee benefit expenses for the Savings Plan were $3,907, $3,475 and $3,068 during Fiscal 2015, Fiscal 2014 and Fiscal 2013, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	Net Earnings Per Common Share (a)(b)

The following is a reconciliation of our basic and diluted earnings per share calculation:

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Numerator for basic earnings per share:
Net earnings	$19,132	$35,106	$30,174
Accretion of dividends on preferred stock	(6,076)	(1,770)	(1,004)
Less allocation of earnings and dividends to participating securities	(313)	(663)	(473)

Net income available to common shareholders	$12,743	$32,673	$28,697

Numerator for diluted earnings per share:
Net income available to common shareholders	$12,743	32,673	28,697
Accretion of dividends on preferred stock (c)	—	—	—
Allocation of earnings and dividends to participating securities	313	663	473
Less diluted allocation of earnings and dividends to participating securities	(313)	(663)	(473)

Net income available to common shareholders	$12,743	$32,673	$28,697

Denominator for basic earnings per share:
Basic weighted average common shares	38,452	37,270	36,812

Denominator for diluted earnings per share:
Basic weighted average common shares	38,452	37,270	36,812
Average dilutive options	41	5	—

Diluted weighted average shares	38,493	37,275	36,812

Basic earnings per common share:
Net earnings	$0.33	$0.88	$0.78

Diluted earnings per common share:
Net earnings	$0.33	$0.88	$0.78

(a)	Basic earnings per share and weighted-average basic shares outstanding are based on the number of shares of Barnes & Noble common stock outstanding on May 2, 2015, adjusted for an assumed distribution ratio of 0.632 shares of our Common Stock for every one share of Barnes & Noble common stock held on the record date for the Spin-Off.
(b)	Diluted earnings per share and weighted-average diluted shares outstanding reflect potential common shares from Barnes & Noble equity plans in which our employees participate based on the distribution ratio. While the actual future impact will depend on various factors, including employees who may change employment from one company to another, we believe the estimate yields a reasonable approximation of the future dilutive impact of our equity plans.
(c)	Although the Company was in a net income position during Fiscal 2015, Fiscal 2014 and Fiscal 2013, the dilutive effect of the accretion of preferred membership interests were excluded from the calculation of income per share using the two-class method because the effect would be antidilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	Income Taxes

Our operating results have been included in Barnes & Noble consolidated U.S. federal and state income tax returns. Amounts presented in these consolidated financial statements related to income taxes have been determined on a separate tax return basis, and our contribution to Barnes & Noble’s net operating income and tax credits have been included in these consolidated financial statements. These amounts may not reflect tax positions taken or to be taken by Barnes & Noble after the separation from Barnes & Noble.

Income tax provisions (benefits) for Fiscal 2015, Fiscal 2014 and Fiscal 2013 are as follows:

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Current:
Federal	$22,061	$27,574	$23,008
State	3,489	5,222	4,433

Total current	25,550	32,796	27,441

Deferred:
Federal	(10,247)	(8,493)	(6,503)
State	(1,085)	(1,469)	(1,118)

Total deferred	(11,332)	(9,962)	(7,621)

Total	14,218	$22,834	$19,820

Reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	4.7	4.3	4.3
Other, net	2.9	0.1	0.3

Effective income tax rate	42.6%	39.4%	39.6%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We account for income taxes using the asset and liability method. Deferred taxes are recorded based on differences between the financial statement basis and tax basis of assets and liabilities and available tax loss and credit carryforwards. At May 2, 2015 and May 3, 2014, the significant components of our deferred taxes consisted of the following:

	May 2, 2015	May 3, 2014	April 27, 2013
Deferred tax assets:
Estimated accrued liabilities	$13,241	$11,591	$9,792
Inventory	12,941	11,936	8,695
Stock-based compensation	1,351	714	—
Insurance liability	921	903	1,028
Lease transactions	1,580	924	908
Fixed assets	4,075	385	—
Other	839	1,156	1,516

Gross deferred tax assets	34,948	27,609	21,939
Valuation allowance	—	—	—

Net deferred tax assets	30,977	27,609	21,939

Deferred tax liabilities:
Goodwill and intangible asset amortization	(76,682)	(80,673)	(84,866)
Depreciation	—	—	(99)

Gross deferred tax liabilities	(76,682)	(80,673)	(84,965)

Net deferred tax liabilities	$(41,734)	$(53,064)	$(63,026)

As of May 2, 2015, we had $215 of unrecognized tax benefits, all of which, if recognized, would affect our effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits for Fiscal 2015, Fiscal 2014 and Fiscal 2013 is as follows:

Balance at April 28, 2012	$36
Additions for tax positions of the current period	—
Additions for tax positions of prior periods	60
Reductions due to settlements	—
Other reductions for tax positions of prior periods	—

Balance at April 27, 2013	$96
Additions for tax positions of the current period	84
Additions for tax positions of prior periods	—
Reductions due to settlements	—
Other reductions for tax positions of prior periods	—

Balance at May 3, 2014	$180
Additions for tax positions of the current period	35
Additions for tax positions of prior periods	—
Reductions due to settlements	—
Other reductions for tax positions of prior periods	—

Balance at May 2, 2015	$215

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our policy is to recognize interest and penalties related to income tax matters in income tax expense. As of May 2, 2015 and May 3, 2014, we had accrued $1 and $4, respectively, for net interest and penalties. The change in the amount accrued for net interest and penalties includes $3 in additions for net interest and penalties recognized in income tax expense in our Fiscal 2015 consolidated statement of operations.

We are subject to U.S. federal income tax as well as income tax in jurisdictions of each state having an income tax. The tax years that remain subject to examination are primarily from Fiscal 2007 and forward. Some earlier years remain open for a small minority of states.

14.	Intangible Assets and Goodwill

Amortizable intangible assets as of May 3, 2014 and May 2, 2015 are as follows:

		As of May 3, 2014
Amortizable intangible assets	Useful Life	Gross Carrying Amount	Accumulated Amortization	Total
Customer relationships	25	$255,000	$(46,750)	$208,250
Other	3-10	319	(128)	191

		$255,319	$(46,878)	$208,441

		As of May 2, 2015
Amortizable intangible assets	Useful Life	Gross Carrying Amount	Accumulated Amortization	Total
Customer relationships	25	$255,000	$(56,950)	$198,050
Other	3-10	319	(180)	139

		$255,319	$(57,130)	$198,189

All amortizable intangible assets are being amortized over their useful life on a straight-line basis, with the exception of customer relationships, which is amortized on an accelerated basis.

Aggregate Amortization Expense:
For the 52 weeks ended May 2, 2015	$10,252
For the 53 weeks ended May 3, 2014	$10,294
For the 52 weeks ended April 27, 2013	$10,297

Estimated Amortization Expense:
(12 months ending on or about April 30)
2016	$10,252
2017	$10,252
2018	$10,208
2019	$10,206
2020	$10,206

There have been no changes in the carrying amount of goodwill for Fiscal 2015 and Fiscal 2014.

	Fiscal 2015	Fiscal 2014
Goodwill	$274,070	$274,070

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	Microsoft Investment

On April 27, 2012, Barnes & Noble entered into an investment agreement pursuant to which Barnes & Noble transferred to NOOK Media LLC (“NOOK Media”) its digital device, digital content and college bookstore businesses, and Morrison Investment Holdings, Inc. (“Morrison”) purchased from NOOK Media 300,000 convertible preferred membership interests in NOOK Media (Series A Preferred) for an aggregate purchase price of $300,000.

Concurrently with its entry into this agreement, Barnes & Noble also entered into a commercial agreement with Microsoft, pursuant to which, among other things, NOOK Media would develop and distribute a Windows 8 application for eReading and digital content purchases, and an intellectual property license and settlement agreement with Microsoft and Microsoft Licensing GP.

The parties closed Morrison’s investment in NOOK Media and the commercial agreement became effective on October 4, 2012.

On December 3, 2014, Morrison, Microsoft, Barnes & Noble and Barnes & Noble Education entered into agreements pursuant to which Morrison’s interest in NOOK Media was purchased by Barnes & Noble Education and the Microsoft commercial agreement was terminated effective as of such date. Pursuant to the Purchase Agreement (the Purchase Agreement) among Barnes & Noble, Barnes & Noble Education, Morrison, and Microsoft, Barnes & Noble Education purchased from Morrison, and Morrison sold, all of its $300,000 convertible Series A preferred limited liability company interest in NOOK Media in exchange for an aggregate purchase price of $124,850 consisting of (i) $62,425 in cash and (ii) 2,737,290 shares of common stock, par value $0.001 per share, of Barnes & Noble. The Purchase Agreement closed on December 4, 2014. The Company accounted for this transaction in accordance with ASC 810-10, Non Controlling Interest (“ASC 810-10”) and accordingly was reflected as an equity transaction. In connection with the closing, the parties entered into a Digital Business Contingent Payment Agreement pursuant to which Microsoft is entitled to receive 22.7% of the proceeds from, among other events or transactions, (1) any future dividends or other distributions received by Barnes & Noble Education from Barnes & Noble’s digital business at any time until the date that is three years from the closing, subject to a one year extension under certain circumstances, and (2) the sale of Barnes & Noble’s digital business at any time until the date that is three years from the closing, subject to a one year extension under certain circumstances.

Investment Agreement

Microsoft’s investment represented approximately 17.6% of the common membership interests in NOOK Media on an as-converted basis as of closing, with Barnes & Noble retaining the remaining ownership interests. This investment is classified as temporary equity in the mezzanine section of the balance sheet between liabilities and permanent equity, net of investment fees. The temporary equity designation was due to a potential put feature after five years from the closing of the investment agreement on the preferred membership interests. The preferred membership interests had a liquidation preference equal to the original investment. Upon the completion of the acquisition of Microsoft’s interest in Barnes & Noble Education, the temporary equity was converted to permanent equity.

Commercial Agreement

Under the commercial agreement, NOOK Media has developed certain applications for Windows 8 for purchasing and consumption of digital reading content and use efforts to expand internationally.

The commercial agreement provided for revenue sharing for digital content purchased from NOOK Media by customers using the NOOK Media Windows 8 applications. Microsoft has made and was obligated to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

continue to make guaranteed advance payments to NOOK Media in connection with such revenue sharing equal to $60,000 per year. Microsoft also has paid and was obligated to continue to pay to NOOK Media $25,000 each year for purposes of assisting NOOK Media in acquiring local digital reading content and technology development in the performance of NOOK Media’s obligations under the commercial agreement.

The guaranteed advance payments in connection with revenue sharing as well as the amounts received for purposes of assisting NOOK Media in acquiring local digital reading content and technology development received from Microsoft were treated as debt in accordance with ASC 470-10-25-2, Sales of Future Revenues or Various Other Measures of Income. The Company estimated the cash flows associated with the commercial agreement and was amortizing the discount on the debt to interest expense over the term of the agreement in accordance with ASC 835-30-35-2, The Interest Method. Upon termination of this agreement in accordance with ASC 810-10, the remaining debt balance was converted to equity. Notwithstanding this treatment, the limited liability company agreement of NOOK Media provides that, under certain conditions, partnership losses or deductions can be allocated for income tax purposes to Microsoft in respect of amounts advanced to NOOK Media under the terms of the commercial agreement.

Settlement and License Agreement

The patent agreement provides for Microsoft and its subsidiaries to license to the Company and its affiliates certain intellectual property in exchange for royalty payments based on sales of certain devices. Additionally, the Company and Microsoft dismissed certain outstanding patent litigation between the Company, Microsoft and their respective affiliates in accordance with the settlement and license agreement. The Company recorded the royalty expense on NOOK® sales in the consolidated statement of operations in cost of sales and occupancy with no expense or liability for the sale of devices prior to this agreement.

16.	Pearson

On December 21, 2012, NOOK Media entered into an agreement with a subsidiary of Pearson plc (“Pearson”) to make a strategic investment in NOOK Media. That transaction closed on January 22, 2013, and Pearson invested approximately $89,500 of cash in NOOK Media in exchange for preferred membership interests representing a 5% equity stake in NOOK Media. Following the closing of the transaction, Barnes & Noble owned approximately 78.2% of the NOOK Media subsidiary and Microsoft owned approximately 16.8%. The preferred membership interests had a liquidation preference equal to the original investment. In addition, NOOK Media granted warrants to Pearson to purchase up to an additional 5% of NOOK Media under certain conditions. Upon the completion of the acquisition of Pearson’s interest in Barnes & Noble Education, as stated below, the temporary equity was converted to permanent equity.

The fair value of the preferred membership interests warrant liability was calculated using the Monte Carlo simulation approach.

This methodology values financial instruments whose value is dependent on an underlying total equity value by sampling random paths for the total equity value. The assumptions that are analyzed and incorporated into the model include closing date, valuation date, sales price of the preferred membership interests and warrants, warrant expiration date, time to liquidity event, risk-free rate, volatility, various correlations and the probability of meeting the net sales target. Based on Barnes & Noble’s analysis, the total fair value of preferred membership interests warrants as of the valuation date was $1,700 and was recorded as a noncurrent asset and a long-term liability. During the 13 weeks ended January 25, 2014, management determined that the probability of meeting the net sales target by the warrant measurement date was remote and fully wrote down the value of the warrant accordingly.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At closing, NOOK Media and Pearson entered into a commercial agreement with respect to distributing Pearson content in connection with this strategic investment. On December 27, 2013, NOOK Media entered into an amendment to the commercial agreement that extends the term of the agreement and the timing of the measurement period to meet certain revenue share milestones.

On December 22, 2014, Barnes & Noble entered into a Purchase Agreement (the “Pearson Purchase Agreement”) among Barnes & Noble, Barnes & Noble Education, NOOK Media Member Two LLC, a Delaware limited liability company (“NOOK Member Two”), Pearson Education Inc. (“Pearson Education”) and Pearson Inc., pursuant to which Barnes & Noble Education and NOOK Member Two purchased from Pearson Education all of its convertible Series B preferred limited liability company interest in NOOK Media and all of its warrants to purchase additional Series B preferred limited liability company interests, in exchange for an aggregate purchase price equal to (i) $13,750 in cash and (ii) 602,927 shares of common stock, par value $0.001 per share, of Barnes & Noble. The transactions under the Pearson Purchase Agreement closed on December 22, 2014. The Company accounted for this transaction in accordance with ASC 810-10 and accordingly was reflected as an equity transaction. As a condition to closing, the parties entered into an amended and restated Digital Business Contingent Payment Agreement, pursuant to which a Digital Business Contingent Payment Agreement dated as of December 3, 2014, by and between Barnes & Noble, NOOK Media and Pearson, was amended and restated to include provisions consistent with the Digital Business Contingent Payment Agreement entered into with Morrison on December 3, 2014.

17.	Commitments and Contingencies

We generally operate our stores pursuant to multi-year management service agreements under which a school designates us to operate the official school bookstore on campus and we provide the school with regular payments that represent a percentage of store sales and, in some cases, include a minimum fixed guaranteed payment. We account for these service agreements under lease accounting. Our contracts are typically for five to ten years, although some extend beyond ten years. Many contracts have a 90 to 120 day cancellation right by us, or by the college or university, without penalty.

Rental expense under operating leases is as follows:

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Minimum rentals	$125,388	$118,873	$115,085
Percentage rentals	106,011	99,025	101,773

	$231,399	$217,898	$216,858

Future minimum annual rentals, excluding percentage rentals, required under our leases as of May 2, 2015 are:

Fiscal Year (a)
2016	$119,926
2017	117,164
2018	109,885
2019	101,758
2020	90,530
After 2020	194,515

$733,778

(a)	Includes capital lease obligations of $232, $39, $0, $0, $0 and $0 for 2016, 2017, 2018, 2019, 2020 and after 2020, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We provide for minimum contract expense (rent expense) over the lease terms (including the build-out period) on a straight-line basis. The excess of such rent expense over actual lease payments (net of school allowances) is reflected in other long-term liabilities and accrued liabilities in the accompanying consolidated balance sheets. In addition, Barnes & Noble is a guarantor of all of our obligations under an office we lease in Mountain View, California.

Purchase obligations, which includes information technology contracts and inventory purchase commitments, as of May 2, 2015 are as follows:

Less Than 1 Year	$4,697
1-3 Years	262

Total	$4,959

18.	Legal Proceedings

We are involved in a variety of claims, suits, investigations and proceedings that arise from time to time in the ordinary course of our business, including actions with respect to contracts, intellectual property, taxation, employment, benefits, personal injuries and other matters. The results of these proceedings in the ordinary course of business are not expected to have a material adverse effect on our financial position or results of operations.

19.	Related Party Transactions

We have a long-term supply agreement (“Supply Agreement”) with MBS Textbook Exchange, Inc. (“MBS”), which is majority owned by Leonard Riggio and other members of the Riggio family. MBS is a new and used textbook wholesaler, which also sells textbooks online and provides bookstore systems and distant learning distribution services. Pursuant to the Supply Agreement, which terminates by its terms in 2019, subject to automatic renewals thereafter if a party does not object 180 days prior to each annual renewal date, and subject to availability and competitive terms and conditions, we will continue to purchase new and used printed textbooks for a given academic term from MBS prior to buying them from other suppliers, other than in connection with student buy-back programs. Total purchases from MBS were $54,353, $70,127 and $82,323 for Fiscal 2015, Fiscal 2014 and Fiscal 2013, respectively. Additionally, the Supply Agreement provides that we may sell to MBS certain textbooks that we cannot return to suppliers or use in our stores. MBS pays us commissions based on the volume of these textbooks sold to MBS each year and with respect to the textbook requirements of certain distance learning programs that MBS fulfills on our behalf. MBS paid us $5,512, $7,097 and $8,106 related to these commissions in Fiscal 2015, Fiscal 2014 and Fiscal 2013, respectively. In addition, the Supply Agreement contains restrictive covenants that limit our ability to become a used textbook wholesaler and that place certain limitations on MBS’s business activities. We also entered into an agreement with MBS in Fiscal 2011 pursuant to which MBS purchases books from us, which have no resale value for a flat rate per box. Total sales to MBS under this program were $419, $602 and $503 for Fiscal 2015, Fiscal 2014 and Fiscal 2013, respectively. Total outstanding amounts payable to MBS for all arrangements net of any amounts due were $26,354 and $30,683 for Fiscal 2015 and Fiscal 2014, respectively.

Argix Direct Inc. (“Argix”), a company in which a brother of Leonard Riggio owns a 20% interest, provided us with transportation services under a separate agreement that expired on April 30, 2015. The Company believes that the transportation costs paid to Argix are comparable to the transportation costs charged by third party distributors. We paid Argix $936, $1,066 and $1,069 for such services during Fiscal 2015, Fiscal 2014 and Fiscal 2013, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Allocation of General Corporate Expenses

Our consolidated financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Barnes & Noble.

The historical costs and expenses reflected in our financial statements include an allocation for certain corporate functions historically provided by Barnes & Noble including, but not limited to, executive oversight, accounting, treasury, tax, legal, human resources, occupancy, procurement, information technology, and other shared services. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on a pro-rata basis of consolidated sales, headcount, tangible assets or other measures considered to be a reasonable reflection of the historical utilization levels of these services. During Fiscal 2015, Fiscal 2014 and Fiscal 2013, we were allocated $23,050, $19,095 and $14,689, respectively, of general corporate expenses incurred by Barnes & Noble which are included as cost of sales and occupancy and selling, general and administrative expenses in the consolidated statement of operations.

Our management believes the assumptions underlying our consolidated financial statements, including the assumptions regarding the allocation of general corporate expenses from Barnes & Noble are reasonable. Nevertheless, our consolidated financial statements may not include all of the actual expenses that would have been incurred had we operated as a stand-alone company during the periods presented and may not reflect our consolidated results of operations, financial position and cash flows had we operated as a stand-alone company during the periods presented. Actual costs that would have been incurred if we had operated as a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. Following the Spin-Off, we will perform these functions using our own resources or contracted services. Upon execution of a transition services agreement with Barnes & Noble, we expect some of these functions will continue to be provided by Barnes & Noble.

Parent Company Equity

Net transfers from/(to) Parent are included within parent company investment on the consolidated statements of changes in parent company equity and comprehensive income. The components of the net transfers from/(to) parent as of Fiscal 2015, Fiscal 2014 and Fiscal 2013 are as follows:

	Fiscal 2015	Fiscal 2014	Fiscal 2013
Corporate allocations including income taxes	$16,441	$41,929	$34,509
Net intercompany contributions/(dividends)	22,795	20,378	(26,696)
Cash transfers from investments	—	—	(380,623)

Total net transfers from (to) Parent	$39,236	$62,307	$(372,810)

All intercompany transactions between us and Barnes & Noble have been included in our consolidated financial statements and are considered to be effectively settled for cash in our consolidated financial statements at the time the Spin-Off is recorded. The total net effect of the settlement of these intercompany transactions is reflected in our consolidated statements of cash flow as a financing activity and in the consolidated balance sheets as “Parent company investment.”

Policy and Procedures Governing Related Person Transactions

Following the Spin-Off, our newly-appointed Audit Committee of the Board of Directors will utilize procedures in evaluating the terms and provisions of proposed related party transactions or agreements in accordance with the fiduciary duties of directors under Delaware law. Our related party transaction procedures contemplate Audit Committee review and approval of all new agreements, transactions or courses of dealing with

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

related parties, including any modifications, waivers or amendments to existing related party transactions. We will test to ensure that the terms of related party transactions are at least as favorable to us as could have been obtained from unrelated parties at the time of the transaction. The Audit Committee will consider, at a minimum, the nature of the relationship between us and the related party, the history of the transaction (in the case of modifications, waivers or amendments), the terms of the proposed transaction, our rationale for entering into the transaction and the terms of comparable transactions with unrelated third parties. In addition, management and internal audit will annually analyze all existing related party agreements and transactions and review them with the Audit Committee.

20.	Dividends

We paid no dividends to common stockholders during Fiscal 2015 and Fiscal 2014.

21.	Selected Quarterly Financial Information (Unaudited)

A summary of quarterly financial information for Fiscal 2014 and Fiscal 2013 is as follows:

Fiscal 2015 Quarterly Period Ended On or About	August 2, 2014	November 1, 2014	January 31, 2015	May 2, 2015	Fiscal Year 2015
Sales	$225,741	$751,702	$521,554	$274,001	$1,772,998
Gross profit	$47,310	173,511	121,622	101,130	443,573

Net income (loss)	$(26,213)	$36,951	$8,650	$(256)	$19,132

Basic loss per common share:
Net income (loss) (a)	$(0.71)	$0.95	$0.09	$(0.01)	$0.33
Diluted loss per common share:
Net income (loss) (b)	$(0.71)	$0.95	$0.09	$(0.01)	$0.33

Fiscal 2014 Quarterly Period Ended On or About	July 27, 2013	October 26, 2013	January 25, 2014	May 3, 2014	Fiscal Year 2014
Sales	$225,910	$737,581	$483,113	$301,318	$1,747,922
Gross profit	$50,135	167,863	115,842	102,925	436,765

Net income (loss)	$(19,570)	$42,021	$12,070	$585	$35,106

Basic loss per common share:
Net income (loss) (a)	$(0.55)	$1.10	$0.31	$0.00	$0.88
Diluted loss per common share:
Net income (loss) (b)	$(0.55)	$1.10	$0.31	$0.00	$0.88

(a)	Basic earnings per share and weighted-average basic shares outstanding are based on the number of shares of Barnes & Noble common stock outstanding on May 2, 2015, adjusted for an assumed distribution ratio of 0.632 shares of our Common Stock for every one share of Barnes & Noble common stock held on the record date for the Spin-Off.
(b)	Diluted earnings per share and weighted-average diluted shares outstanding reflect potential common shares from Barnes & Noble equity plans in which our employees participate based on the distribution ratio. While the actual future impact will depend on various factors, including employees who may change employment from one company to another, we believe the estimate yields a reasonable approximation of the future dilutive impact of our equity plans.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an itemization of all estimated expenses in connection with the issuance and distribution of the securities to be registered:

Item	Amount
Registration Statement filing fee	$90,055
NYSE listing fees and expenses	235,000
Accountants fees and expenses	2,100,000
Legal fees and expenses	1,000,000
Printing	365,000
Miscellaneous	9,945

Total	$3,800,000

Item 14. Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, as amended (the “DGCL”), allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if (i) such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to action brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his or her duties to the corporation, unless a court believes that light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

The Company’s Amended and Restated Certificate of Incorporation states that no director shall be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as it exists or may be amended. A director is also not exempt from liability for any transaction from which he or she derived an improper benefit, or for violations of Section 174 of the DGCL. To the maximum extent permitted under Section 145 of the DGCL, our amended and restated certificate of incorporation authorizes us to indemnify any and all persons whom we have the power to indemnify under the law.

Our Amended and Restated By-laws provide that the Company will indemnify, to the fullest extent permitted by the DGCL, each person who was or is made a party or is threatened to be made a party in any legal proceeding by reason of the fact that he or she is or was a director or officer of the Company or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. However, such indemnification is permitted only if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Indemnification is authorized on a case-by-case basis by (1) our board of directors by a majority vote of disinterested directors, (2) a committee of the disinterested directors, (3) independent legal counsel in a written opinion if (1) and (2) are not available, or if disinterested directors so direct, or (4) the stockholders. Indemnification of former directors or officers shall be determined by any person authorized to act on the matter on our behalf. Expenses incurred by a director or officer in defending against such legal proceedings are payable before the final disposition of the action, provided that the director or officer undertakes to repay us if it is later determined that he or she is not entitled to indemnification.

Upon the completion of the Spin-Off, the Company plans to enter into separate indemnification agreements with its directors and officers, substantially in the form of the indemnification agreement filed as an exhibit to the Registration Statement on Form S-1. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits: The list of Exhibits is set forth on page II-6 of this Registration Statement and is incorporated herein by reference.

(b) Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts.

Barnes & Noble Education, Inc.

Valuation and Qualifying Accounts

(In thousands)

For the 52 week period ended May 2, 2015, the 53 week period ended May 3, 2014 and the 52 week period ended April 27, 2013:

	Balance at beginning of period	Charge (recovery) to costs and expenses	Write-offs	Balance at end of period
Allowance for Doubtful Accounts
May 2, 2015	$2,233	$3,544	$(3,464)	$2,313
May 3, 2014	$2,425	$2,666	$(2,858)	$2,233
April 27, 2013	$2,280	$3,608	$(3,463)	$2,425

	Balance at beginning of period	Addition Charged to Costs	Deductions	Balance at end of period
Sales Returns Reserves
May 2, 2015	$153	$9	$—	$162
May 3, 2014	$123	$30	$—	$153
April 27, 2013	$119	$4	$—	$123

All other schedules are omitted because the conditions requiring their filing do not exist, or because the required information is provided in the consolidated financial statements, including the notes thereto.

Item 17. Undertakings.

(a)(1) The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, Barnes & Noble Education, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York, on July 13, 2015.

BARNES & NOBLE EDUCATION, INC.

By:	/s/ Max J. Roberts
Name: Max J. Roberts
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated.

Signature	Title	Date
/s/ Max J. Roberts Max J. Roberts	Chief Executive Officer	July 13, 2015

/s/ Barry Brover Barry Brover	Chief Financial Officer and Chief Accounting Officer	July 13, 2015

/s/ Michael P. Huseby Michael P. Huseby	Director	July 13, 2015

/s/ Allen W. Lindstrom Allen W. Lindstrom	Director	July 13, 2015

/s/ Bradley A. Feuer Bradley A. Feuer	Director	July 13, 2015

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1	Form of Separation and Distribution Agreement between Barnes & Noble, Inc. and Barnes & Noble Education, Inc.

3.1	Form of Amended and Restated Certificate of Incorporation of Barnes & Noble Education, Inc.

3.2**	Form of Amended and Restated By-laws of Barnes & Noble Education, Inc.

5.1	Opinion of Cravath, Swaine & Moore LLP

8.1	Tax Opinion of Cravath, Swaine & Moore LLP

8.2	Tax Opinion of KPMG LLP

10.1**	Form of Transition Services Agreement between Barnes & Noble, Inc. and Barnes & Noble Education, Inc.

10.2**	Form of Tax Matters Agreement between Barnes & Noble, Inc. and Barnes & Noble Education, Inc.

10.3**	Form of Employee Matters Agreement between Barnes & Noble, Inc. and Barnes & Noble Education, Inc.

10.4**	Barnes & Noble Education, Inc. Equity Incentive Plan

10.5**	Barnes & Noble Education, Inc. Form of Performance Unit Award Agreement

10.6**	Barnes & Noble Education, Inc. Form of Performance-Based Stock Unit Award Agreement

10.7**	Barnes & Noble Education, Inc. Form of Restricted Stock Unit Award Agreement

10.8**	Barnes & Noble Education, Inc. Form of Restricted Stock Award Agreement

10.9	Amended and Restated Employment Agreement, dated June 25, 2015, between Barnes & Noble Education, Inc. and Max J. Roberts

10.10	Amended and Restated Employment Agreement, dated June 24, 2015, between Barnes & Noble Education, Inc. and Barry Brover

10.11	Amended and Restated Employment Agreement, dated June 24, 2015, between Barnes & Noble Education, Inc. and Patrick Maloney

10.12	Amended and Restated Employment Agreement, dated June 24, 2015, between Barnes & Noble Education, Inc. and William Maloney

10.13	Employment Agreement, dated June 26, 2015, between Barnes & Noble Education, Inc. and Michael P. Huseby

10.14**	Form of Director Indemnification Agreement

10.15**	Form of Trademark License Agreement between Barnes & Noble, Inc. and Barnes & Noble Education, Inc.

10.16	Retention Bonus Agreement, dated February 7, 2014, between Barnes & Noble Education, Inc. and Barry Brover

10.17	Retention Bonus Agreement, dated February 7, 2014, between Barnes & Noble Education, Inc. and Patrick Maloney

10.18	Retention Bonus Agreement, dated February 7, 2014, between Barnes & Noble Education, Inc. and Joel Friedman

21.1**	List of subsidiaries of Barnes & Noble Education, Inc.

23.1	Consent of Ernst & Young LLP

23.3	Consent of Cravath, Swaine & Moore LLP (included as part of Exhibit 5.1 and Exhibit 8.1)

23.4	Consent of KPMG LLP (included as part of Exhibit 8.2)

99.1	Consent of Daniel A. DeMatteo

Exhibit Number	Exhibit Description

99.2	Consent of Jerry Sue Thornton

99.3	Consent of David G. Golden

99.4	Consent of John R. Ryan

99.5	Consent of David A. Wilson

**	Previously filed.